Information Statement
International Finance Corporation

International Finance Corporation (“IFC” or the “Corporation”) intends from time to time to issue its notes, bonds, structured debt securities or other evidences of indebtedness (“Securities”), with maturities and on terms determined by market conditions at the time of sale. The Securities may be sold to dealers or underwriters that may resell them in public offerings or otherwise, or they may be sold by IFC, either directly or through agents.
In connection with the sale of Securities issued at any particular time, the aggregate principal amount, maturity, interest rate(s) or method for determining such rate(s), interest payment dates, redemption premium (if any), purchase price to be paid to IFC, provisions for redemption or other special terms, form and denomination of such Securities, information as to stock exchange listing and the names of the dealers, underwriters or agents as well as other relevant information will be set forth in a prospectus, offering circular or information memorandum for such issuance or in related offering documents.
Except as otherwise indicated, in this Information Statement (1) all amounts are stated in current United States dollars translated as indicated in the notes to the consolidated financial statements, Note A-Summary of significant accounting and related policies, remeasurement of foreign currency transactions, and (2) all information is given as of June 30, 2021.
AVAILABILITY OF INFORMATION
IFC will provide additional copies of this Information Statement to the public upon request and without charge. Written or telephone requests should be directed to IFC’s principal office at 2121 Pennsylvania Avenue, N.W., Washington, D.C., 20433, Attention: Treasury Department, Tel: (202) 458-9230. IFC’s consolidated financial statements and other information filed with the U.S. Securities and Exchange Commission (the “Commission”) may also be inspected at the offices of the Commission at Room 1580, 100 F Street, N.E., Washington, D.C., 20549, and copies of such material may be obtained from the Public Reference section of the Commission at the above address at prescribed rates.
The Information Statement is also available on IFC’s website at http://www.ifc.org/investors. Other documents on IFC’s website are not intended to be incorporated by reference in this Information Statement.

Recipients of this Information Statement should retain it for future reference, as it is intended that each prospectus, offering circular, information memorandum or other offering document will refer to this Information Statement for a description of IFC, its operations and financial status.

October 08, 2021

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Management’s Discussion and Analysis

SUMMARY INFORMATION
Except as otherwise indicated, all data are as of June 30, 2021.
IFC is an international organization, established in 1956 to further economic growth in its developing member countries by promoting private sector development. IFC is a member of the World Bank Group but is a legal entity separate and distinct from the International Bank for Reconstruction and Development (“IBRD”), the International Development Association (“IDA”), the Multilateral Investment Guarantee Agency (“MIGA”), and the International Centre for Settlement of Investment Disputes (“ICSID”) with its own Articles of Agreement, share capital, financial structure, management, and staff. Membership in IFC is open only to member countries of IBRD. The obligations of IFC are not obligations of, or guaranteed by, IBRD or any government.
IFC is an experienced supranational organization providing financing and financial services primarily to the private sector in developing countries that are members of IFC. It combines the characteristics of a multilateral development bank with those of a private financial institution. As of June 30, 2021 IFC’s entire share capital was held by 185 member countries. As of June 30, 2021, member countries of the Organization for Economic Cooperation and Development (“OECD”) held 66.90% of the voting power of IFC. The five largest of IFC’s 185 shareholders by voting power are the United States (19.78% of the total voting power), Japan (7.84%), Germany (5.01%), United Kingdom (4.47%), and France (4.47%). Generally, IFC charges market-based rates for its loans and seeks market returns on its equity investments and investments in debt securities. Unlike most other multilateral institutions, IFC does not accept host government guarantees of its loans. The financial strength of IFC is based principally on the quality of its investment portfolio, its substantial paid-in capital and retained earnings, low debt to equity ratio, the size of its liquid assets portfolio, its diversified earnings base and its profitability.
Basis of Preparation of IFC’s Consolidated Financial Statements. The accounting and reporting policies of IFC conform to accounting principles generally accepted in the United States of America (U.S. GAAP). IFC’s accounting policies are discussed in more detail in the Section VII, Critical Accounting Policies and in Note A to IFC’s FY21 consolidated financial statements.
Investment Products. As of June 30, 2021, IFC’s disbursed loans, equity investments, and debt securities investment portfolio (“disbursed investment portfolio”) amounted to United States dollars (“US dollars” or “$”) 44.8 billion. Loans, equity investments, and debt securities represented 60.6%, 24.3%, and 15.1% of the disbursed investment portfolio respectively. The disbursed investment portfolio is diversified by industry sector and geographical region. Risks are shared with other private sector investors, given IFC’s exposure guidelines, as well as its mandate to mobilize private capital into Emerging Markets.
Liquid Assets. As of June 30, 2021, the fair value of IFC’s liquid assets portfolio (net of associated derivative instruments and securities lending activities) amounted to $41.7 billion, up from $40.8 billion at June 30, 2020. IFC’s liquid assets plus undrawn borrowings from IBRD are sufficient to cover all of IFC’s undisbursed loan and equity commitments. IFC’s overall liquidity policy states that IFC would at all times maintain a minimum level of liquidity, plus undrawn borrowing commitments from the IBRD, such that it would cover at least 45% of the next three years estimated cash requirements. IFC generally invests its liquid assets in highly rated fixed and floating rate instruments issued by, or unconditionally guaranteed by, governments, government agencies and instrumentalities, multilateral organizations, and high quality corporate issuers; these include asset-backed securities (“ABS”) and mortgage-backed securities (“MBS”), time deposits and other unconditional obligations of banks and financial institutions. Diversification across multiple dimensions ensures a favorable risk return profile. IFC manages the individual liquid assets portfolios on an aggregate portfolio basis against each portfolio's benchmark within specified risk parameters. In implementing these portfolio management strategies, IFC utilizes derivative instruments, principally currency and interest rate swaps, foreign exchange forward contracts, and futures and options, and it takes positions in various industry sectors and countries.
Borrowings. IFC raises virtually all of the funds for its lending activities through the issuance of debt obligations in the international capital markets, while maintaining a small borrowing window with IBRD. Equity investments are funded from capital (or net worth). IFC diversifies its borrowings by currency, country, source and maturity to provide flexibility and cost effectiveness. As of June 30, 2021, IFC’s outstanding borrowings, including fair value adjustments, totaled $55.7 billion. In addition, IFC undertakes a substantial volume of currency swap and interest rate swap transactions to convert its market borrowings into variable-rate US dollar obligations.
Enterprise Risk Management. In executing its sustainable private sector development business, IFC assumes various risks. Active management of these risks is critical to IFC’s ability to both maintain financial sustainability and achieve development impact.
IFC’s enterprise risk management framework (ERM) is designed to enable the prudent management of financial and reputational impacts that originate from the Corporation’s business activities. In this context, IFC’s risk management efforts are designed specifically to help align the Corporation’s performance with its strategic direction. The ERM framework that IFC adopted in the year ended June 30, 2014 remains aligned with industry standards and is designed to underpin IFC’s response to risk by defining: IFC’s core risk management principles, a common risk taxonomy for use across the organization, to help ensure that risk management efforts are coordinated and aligned across the distinct parts of the organization that share responsibility for managing different aspects of risk, a standard classification of roles and responsibilities for risk management, to differentiate and thereby clarify how different parts of the Corporation contribute towards the overall management of risk, how emerging and evolving risks are identified, defined, monitored and managed, and the structures, processes and methods that are necessary to put active risk management into practice.
Total Capital. As of June 30, 2021, IFC’s total capital amounted to $31.2 billion, including $11.6 billion in retained earnings, of which $0.2 billion has been designated for specific purposes. IFC’s reporting of capital adequacy is “Deployable Strategic Capital ratio.” Deployable Strategic Capital ratio is based on the Corporation’s Board of Director-approved risk based economic capital. Deployable Strategic Capital ratio as a percentage of Total Resources Available (Under IFC’s economic capital framework, resources available to absorb potential losses, calculated as: sum of (1) Paid-In Capital; (2) Retained Earnings net of designations and some unrealized gains and losses; and (3) total loan loss reserves) stood at 23.4% at June 30, 2021. Under IFC’s Articles of Agreement, so long as IFC has outstanding indebtedness to IBRD, IFC’s leverage, as measured by the ratio of IFC’s debt (borrowings plus outstanding guarantees) to equity (total subscribed capital plus retained earnings), may not exceed 4.0 to 1. At June 30, 2021, this ratio was 2.1 to 1.
The above information is supplemented and qualified by the additional information and Consolidated Financial Statements and Notes thereto appearing elsewhere in this Information Statement.

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Management’s Discussion and Analysis

SELECTED FINANCIAL DATA
Table 1: Selected Financial Data as of and for the Last Five Fiscal Years

As of and for the fiscal years ended June 30 (US$ in millions)	2021	2020	2019	2018	2017

Consolidated income highlights:
Income from loans and guarantees, including realized gains and losses on loans and associated derivatives	$1,116	$1,510	$1,774	$1,377	$1,298
Release of provision (provision) for losses on loans, off-balance sheet credit exposures and other receivables	201	(638)	(87)	(90)	(86)
Income (loss) from equity investments and associated derivatives	3,201	(1,067)	(253)	853	707
Income from debt securities, including realized gains and losses on debt securities and associated derivatives	340	231	126	363	282
Provision for losses on available-for-sale debt securities	(3)	—	—	—	—
Income from liquid asset trading activities	327	1,039	1,291	771	917
Charges on borrowings	(326)	(1,181)	(1,575)	(1,041)	(712)
Other income	595	559	622	578	528
Other expenses	(1,687)	(1,628)	(1,746)	(1,662)	(1,617)
Foreign currency transaction (losses) gains on non-trading activities	(148)	144	159	123	(188)
Income (loss) before net unrealized gains and losses on non-trading financial instruments accounted for at fair value and grants to IDA	3,616	(1,031)	311	1,272	1,129
Net unrealized gains (losses) on non-trading financial instruments accounted for at fair value	806	(641)	(218)	88	394
Income (loss) before grants to IDA	4,422	(1,672)	93	1,360	1,523
Grants to IDA	(213)	—	—	(80)	(101)
Net income (loss)	4,209	(1,672)	93	1,280	1,422
Less: Net gains attributable to non-controlling interests	—	—	—	—	(4)
Net income (loss) attributable to IFC	$4,209	$(1,672)	$93	$1,280	$1,418

Consolidated balance sheet highlights:
Total assets	$105,264	$95,800	$99,257	$94,272	$92,254
Liquid assets	41,696	40,791	39,713	38,936	39,192
Investments	44,991	41,138	43,462	42,264	40,519
Borrowings outstanding, including fair value adjustments	55,699	55,486	54,132	53,095	54,103
Total capital	$31,244	$25,182	$27,606	$26,136	$25,053
of which
Undesignated retained earnings	$11,395	$7,166	$25,905	$23,116	$21,901
Designated retained earnings	207	433	366	190	125
Paid-in Capital	20,760	19,567	2,567	2,566	2,566
Accumulated other comprehensive (loss) income (AOCI)	(1,118)	(1,984)	(1,232)	264	458
Non-controlling interests	—	—	—	—	3

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Management’s Discussion and Analysis

Table 2: Key Financial Ratios

(US$ in billions, except ratios which are in percentages)	2021	2020	2019	2018	2017
Financial ratios [b]:
Return on average assets (U.S. GAAP basis) [a,c]	4.2%	(1.7)%	0.1%	1.4%	1.6%
Return on average assets (non-U.S. GAAP basis) [d]	0.9%	0.6%	1.4%	1.4%	1.3%
Return on average capital (U.S. GAAP basis) [a,e]	14.9%	(6.3)%	0.3%	5.0%	5.9%
Return on average capital (non-U.S. GAAP basis) [f]	3.0%	2.1%	4.9%	5.1%	4.9%
Overall liquidity ratio [g]	114%	96%	104%	100%	82%
Debt to equity ratio [h]	2.1	2.2	2.2	2.5	2.7
Total reserve against losses on loans to total disbursed portfolio [i]	4.9%	6.3%	4.7%	5.1%	6.1%
Capital measures:
Total Resources Available (US$ in billions) [j]	30.7	28.2	27.8	24.7	23.6
Total Resources Required (US$ in billions) [k]	20.5	20.3	21.8	20.1	19.4
Strategic Capital [l]	10.3	7.9	6.0	4.6	4.2
Deployable Strategic Capital (DSC) [m]	7.2	5.0	3.2	2.2	1.8
Deployable Strategic Capital Ratio (Deployable Strategic Capital expressed as a percentage of Total Resources Available)	23.4%	17.9%	11.6%	8.7%	7.8%
_________
a.This ratio is not directly comparable due to the adoption of ASU 2016-01.
b.Certain financial ratios, as described below, are calculated excluding the effects of unrealized gains and losses on investments, other non‑trading financial instruments, AOCI, and impacts from consolidated Variable Interest Entities (VIEs).
c.Net income for the fiscal year as a percentage of the average total assets during the fiscal year.
d.Return on average assets is defined as Net income, excluding unrealized gains/losses on investments accounted for at fair value, income from consolidated VIEs and net gains/losses on non-trading financial investments, as a percentage of total disbursed loan and equity investments (net of reserve), liquid assets net of repos, and other assets averaged during the fiscal year.
e.Net income for the fiscal year as a percentage of the average of total capital during the fiscal year (excluding payments on account of pending subscriptions).
f.Return on average capital is defined as Net income, excluding unrealized gains/losses on investments accounted for at fair value, income from consolidated VIEs and net gains/losses on non-trading financial investments, as percentage of the paid-in share capital and accumulated earnings (before certain unrealized gains/losses and excluding cumulative designations not yet expensed) and calculated as a percentage of the average total assets during the fiscal year.
g.Overall Liquidity Policy states that IFC would at all times maintain a minimum level of liquidity, plus undrawn borrowing commitments from the IBRD, such that it would cover at least 45% of the next three years’ estimated net cash requirements.
h.Debt to equity (leverage) ratio is defined as the number of times outstanding borrowings plus committed guarantees cover paid-in capital and accumulated earnings (net of retained earnings designations and certain unrealized gains/losses).
i.Total reserve against losses on loans to total disbursed loan portfolio is defined as reserve against losses on loans as a percentage of the total disbursed loan portfolio.
j.Total resources available (TRA) is the total capital of the Corporation, consisting of (i) paid-in capital; (ii) retained earnings net of designations and some unrealized gains and losses; and (iii) total loan loss reserve.
k.Total resources required (TRR) is the minimum capital required to cover the expected and unexpected loss on IFC’s portfolio, calibrated to maintain IFC’s triple-A rating. TRR is the sum of the economic capital requirements for IFC’s different assets, and it is determined by the absolute size of the committed portfolio, the product mix (equity, loans, short-term finance, and liquid assets portfolio assets), and by operational and other risks.
l.Strategic Capital is defined as total resources available, less total resources required. May differ from the sum of individual figures due to rounding.
m.Deployable Strategic Capital is defined as 90% of total resources available, less total resources required.

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Management’s Discussion and Analysis

USE OF PROCEEDS
The net proceeds to IFC from the sale of the Securities will normally be used for the general operations of IFC in accordance with its Articles of Agreement. The net proceeds of the sale of the Notes will be used for the general operations of the Corporation in accordance with its Articles of Agreement. IFC’s mission is to advance economic development by encouraging the growth of productive private enterprise in developing countries. IFC’s Performance Standards form part of IFC’s Sustainability Framework and articulate the Corporation’s strategic commitment to sustainable development. The Performance Standards define IFC clients’ responsibilities for managing their environmental and social risks and are an integral part of IFC’s approach to risk management. Pending their use in financing eligible investments, the net proceeds from the sale of the Notes will be invested as part of IFC's liquid assets portfolio.
FINANCIAL STRUCTURE OF IFC
Total assets were $105.3 billion at June 30, 2021 ($95.8 billion - June 30, 2020), including $41.7 billion in liquid assets, net of associated derivatives ($40.8 billion - June 30, 2020) and $45.0 billion in the investment portfolio, including fair value and other adjustments, and net of reserves against losses on loans ($41.1 billion - June 30, 2020). Total assets also include $4.2 billion in derivative assets at fair value ($4.3 billion - June 30, 2020)

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Management’s Discussion and Analysis

This Management’s Discussion and Analysis (MD&A) discusses the financial results of the International Finance Corporation (IFC or the Corporation) for the fiscal year ended June 30, 2021 (FY21). The MD&A contains forward looking statements which may be identified by such terms as “anticipates,” “believes,” “expects,” “intends,” “plans” or words of similar meaning. Such statements involve a number of assumptions and estimates that are based on current expectations, which are subject to risks and uncertainties beyond IFC’s control. Consequently, actual future results could differ materially from those currently anticipated. IFC undertakes no obligation to update any forward-looking statements. Certain reclassifications of prior years’ information have been made to conform with the current year’s presentation.
Table 3: Selected Financial Data as of and for the Last Five Fiscal Years

As of and for the fiscal years ended June 30 (US$ in millions unless otherwise indicated)	2021	2020	2019	2018	2017
Investments Highlights (Section III)
Long-Term Finance Commitments (Own Account and Core Mobilization)	$23,305	$21,961	$19,126	$23,301	$19,316
Short-Term Finance Commitments	8,195	6,469	5,764	7,398	6,491
Disbursements	11,438	10,518	9,074	11,150	10,354
Income Statement
Income available for designation (Section II) [a]	$1,066	$572	$909	$1,318	$1,233
Net income (loss) attributable to IFC (Section VIII)	4,209	(1,672)	93	1,280	1,418
Balance Sheet
Total assets	$105,264	$95,800	$99,257	$94,272	$92,254
Liquid assets [b] (Section IV)	41,696	40,791	39,713	38,936	39,192
Investments (Section III)	44,991	41,138	43,462	42,264	40,519
Borrowings (Section V)	55,699	55,486	54,132	53,095	54,103
Total capital (Section V)	31,244	25,182	27,606	26,136	25,053
Deployable Strategic Capital (DSC) Ratio (Deployable Strategic Capital expressed as a percentage of Total Resources Available) (Section V)	23.4%	17.9%	11.6%	8.7%	7.8%
_________
a Beginning in FY20, IFC uses “income (loss) before unrealized gains and losses on investments and borrowings and grants to IDA” as the metric for Income Available for Designations. See Section II - Overview for details.
b Net of securities sold under repurchase agreements, payable for cash collateral received and associated derivatives.

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Management’s Discussion and Analysis

SECTION l. EXECUTIVE SUMMARY
This executive summary highlights selected information and may not contain all of the information that is important to readers of this document. For a complete description of IFC’s FY21’s performance, as well as the risks and critical accounting estimates affecting IFC, this MD&A should be read in its entirety.
With its many years of experience and its depth of knowledge in the international development arena, IFC plays a key role in achieving the World Bank Group’s (WBG1) goal of helping countries achieve better development outcomes. IFC contributes to both the WBG’s twin goals of ending extreme poverty and promoting shared prosperity, and to the Forward Look2, by providing financing and advisory services primarily to the private sector in developing countries that are members of IFC. IFC and its affiliated organizations seek to help countries achieve improvements in growth, job creation, poverty reduction, governance, the environment, climate adaptation and resilience, human capital, infrastructure and debt transparency.
In FY21, IFC continued to focus and grow in the poorest countries and fragile areas, in line with the capital increase that shareholders endorsed in April 2018 when the Board of Governors approved a capital increase package comprising: (i) a three-step capital raising process: Conversion of a portion of retained earnings into paid-in capital, a Selective Capital Increase (SCI) and a General Capital Increase (GCI) that would provide up to $5.5 billion in additional paid-in capital; (ii) a planned suspension of grants to IDA after the conclusion of the IDA's Eighteenth Replenishment of Resources (IDA18); and (iii) internal measures for increased efficiency.
The GCI and SCI Resolutions were adopted and became effective on April 16, 2020 and the subscription process was formally launched on April 22, 2020. Accordingly, authorized capital increased, and a portion of retained earnings was converted to paid-in capital in April 2020. As of June 30, 2021, 62 countries have subscribed a total of $3,239 million and payment of $1,193 million has been received from 40 countries.
In addition, to enhance its regional capacity, IFC is undertaking an operational realignment in FY22 that will consolidate all operations in continental Africa into one Vice Presidency Unit (VPU) and add a fourth regional VPU focusing on Turkey, Middle East, Central Asia (Kazakhstan, Kyrgyz Republic, Tajikistan, Turkmenistan, Uzbekistan), Afghanistan and Pakistan. The new structure will take effect in FY22 Q1 and allow IFC to enhance its delivery in IDA eligible countries and most fragile markets. By augmenting the strength of its regional matrix, IFC is also looking to enhance program delivery, boost impact at the country level in all regions and ensure financial sustainability.
Geographical regions used herein the MD&A and in the FY21 consolidated financial statements are based on regional classifications as of June 30, 2021, before the realignment.
COVID-19 RESPONSE
In response to the global outbreak of the coronavirus disease 2019 (COVID-19), IFC has been working in solidarity with partners at global and country levels to support its developing member countries. IFC’s operational response includes three stages: a) Relief stage that involves emergency response to the health threat, b) Restructuring stage that focuses on strengthening health systems, restoring human capital, and restructuring of firms and sectors, and c) Resilient recovery stage that entails new opportunities to build a more sustainable, inclusive and resilient future. Each stage is structured through four thematic crisis response pillars: i) Saving lives, ii) Protecting the poor and vulnerable, iii) Ensuring sustainable business growth and job creation, and iv) Strengthening policies, institutions, and investments.
In March 2020, IFC’s Board of Directors approved a Fast Track COVID-19 Facility (COVID Facility) in the amount of $8 billion, as part of a WBG crisis response package. In February 2021, the Board approved an extension of the COVID Facility dedicated to the Base of the Pyramid Program for $400 million. Under the COVID Facility, IFC committed $2.3 billion and $3.5 billion in FY21 and FY20 respectively.
Beyond this immediate response, IFC has been working with countries to restructure and promote a recovery that is sustainable, inclusive, and climate-smart. This means directly helping firms become more resilient — to survive, bounce back, and accelerate their post-crisis recovery to bring back jobs and livelihoods. In FY21, IFC has committed an additional $8.5 billion in financing outside of the COVID Facility to support clients in response to the crisis, and $1.6 billion in FY20.
1 The other institutions of the WBG are the International Bank for Reconstruction and Development (IBRD), the International Development Association (IDA), the Multilateral Investment Guarantee Agency (MIGA), and the International Centre for Settlement of Investment Disputes (ICSID).
2 The Forward Look: A Vision for the WBG in 2030, describes how the WBG will deliver on its twin goals and its three priorities. The Forward Look rests on four pillars: serving all clients; mobilizing resources for development; leading on global issues; and improving the business model.

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Management’s Discussion and Analysis

FINANCIAL PERFORMANCE SUMMARY
The financial performance of IFC has been significantly influenced by the volatile emerging equity markets, and reflects the year-over-year movements in equity valuation.
Net Income and Income Available for Designations
IFC's net income was $4,209 million in FY21, as compared to a net loss of $1,672 million in FY20, mainly driven by the rebound in equity valuations post the immediate effect of COVID-19.
Income Available for Designations was $1,066 million in FY21, as compared to $572 million in FY20, mainly due to an overall improvement in the credit quality of the debt portfolio.
On August 5, 2021, the Board of Directors approved a designation of $89 million of IFC’s retained earnings for the Creating Markets Advisory Window (CMAW) and a designation of $72 million for Advisory Services. These designations are expected to be noted with approval by the Board of Governors and concluded in FY22.
US$ in millions
* Beginning in FY20, IFC uses “income (loss) before unrealized gains and losses on investments and borrowings and grants to IDA” as the metric for Income Available for Designations. See Section II - Overview for details.
** IFC’s Net income (loss) & unrealized gains (losses) are not directly comparable due to the adoption of ASU 2016-01 Recognition and Measurement of Financial Assets and Liabilities (ASU 2016-01), in FY19. For additional information, see Section II - Overview, Basis of Preparation of IFC’s Consolidated Financial Statements.
Investment Operations
In FY21, IFC committed $12.5 billion in long-term investments for its Own Account and $10.8 billion in Core Mobilization, a total of $23.3 billion in long-term finance (LTF), 6% higher than FY20. These investments supported 312 LTF projects in developing countries. In addition, IFC extended $8.2 billion in short-term trade finance (STF) in FY21, 26% higher than FY20. In total, IFC had a combined delivery of LTF and STF of $31.5 billion in FY21, 11% higher than FY20.
IFC disbursed $11.4 billion for its own account in FY21 as compared to $10.5 billion in FY20. Committed portfolio (sum of (i) committed but undisbursed balance; and (ii) disbursed and outstanding balance) increased by $2.7 billion from $59.8 billion at June 30, 2020 to $62.5 billion at June 30, 2021. The committed debt (including loan and loan like instruments) portfolio increased by $4.0 billion from $39.5 billion June 30, 2020 to $43.5 billion at June 30, 2021, mainly due to new commitments in excess of repayments and cancellations. The committed equity (including equity-like instruments) portfolio decreased by $0.8 billion from $14.8 billion at June 30, 2020 to $14.0 billion at June 30, 2021 reflecting sales in excess of new investment commitments in FY21, and the committed guarantees and risk management portfolio decreased by $0.4 billion from $5.4 billion at June 30, 2020 to $5.0 billion at June 30, 2021 mainly due to cancellations.

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Management’s Discussion and Analysis

US$ in billions

Net Investment Portfolio
IFC's investment portfolio on the balance sheet increased by $3.9 billion, from $41.1 billion at June 30, 2020 to $45.0 billion at June 30, 2021, mainly due to $3.4 billion valuation increase and loan loss reserve changes.

Liquid Assets
The net asset value (NAV) of the liquid assets portfolio increased by $905 million, from $40.8 billion at June 30, 2020 to $41.7 billion at June 30, 2021.
The investments remain concentrated in the upper end of the credit spectrum, with 64% rated AA or above, reflecting IFC’s objective of principal protection and its resulting preference for high-quality investments.

Borrowings
Borrowings outstanding (including fair value adjustments) increased by $213 million from $55.5 billion at June 30, 2020 to $55.7 billion at June 30, 2021, mainly due to net new issuances of $622 million offset by reduction in short-term borrowings of $379 million.
The medium- and long-term borrowing program (on a funding authorization basis) for FY21 was $12.7 billion as compared to $11.3 billion in FY20.

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Management’s Discussion and Analysis

Deployable Strategic Capital Ratio
IFC’s Capital Adequacy, as measured by DSC ratio was 23.4% at the end of FY21, higher than the 17.9% level at the end of FY20. The 5.5 percentage point (pp) increase was largely attributed to the increase in Capital Available, of which 2.9pp was due to encashments from the capital increase. This was partially offset by an increase in Capital Required to support the business and Treasury portfolios.

LIBOR TRANSITION
In 2017, the Financial Conduct Authority (FCA) and the Bank of England’s Financial Policy Committee noted that it had become increasingly apparent that the absence of active underlying markets and the scarcity of term unsecured deposit transactions raised serious questions about the future sustainability of the LIBOR benchmarks. The LIBOR panel banks agreed to continue submitting interest rates to the Intercontinental Exchange until December 31, 2021 (subsequently extended to June 30, 2023 for US dollar LIBOR only as noted below), to enable time for the market to transition away from LIBOR. In March 2021, the FCA and the Intercontinental Exchange Benchmark Administration (the administrator of LIBOR) announced that sterling, euro, Swiss franc and Japanese yen LIBOR panels, as well as panels for 1-week and 2-month US dollar LIBOR, will cease on June 30, 2021, with the remaining US dollar LIBOR panels ceasing on June 30, 2023. Despite the extension of the publication of certain USD LIBOR rates to June 30, 2023, the regulators’ guidance remains that LIBOR should not be used for new contracts after December 31, 2021.
In consideration of the regulatory guidance and in preparation for the global markets’ transition away from LIBOR, IFC has taken important steps to facilitate a smooth and orderly transition of its financial instruments effected by the regulators’ requirement for use of alternative reference rates. IFC completed an initial impact assessment of its exposure to LIBOR in December 2019, both qualitatively and quantitatively, and developed a LIBOR transition plan that is being implemented. IFC is actively working through this transition from multiple perspectives: changes to systems, processes, risk management, valuation models, accounting implications, existing and upcoming investments portfolios, treasury products, and other instruments that use LIBOR as a benchmark.
In February 2021, IFC started to concurrently swap newly issued fixed-rate borrowings to the Secured Overnight Financing Rate (SOFR) benchmark interest rate. Additionally, in June 2021, IFC issued its first SOFR benchmark rate bond in the amount of $1 billion. As of June 30, 2021, IFC’s SOFR-based borrowings on an after-swap basis totaled $2.9 billion.

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Management’s Discussion and Analysis

SECTION II. OVERVIEW
IFC is the largest global development institution focused on the private sector in developing countries. Established in 1956, IFC is owned by 185 member countries, a group that collectively determines its policies. IFC is a member of the WBG but is a legal entity separate and distinct from IBRD, IDA, MIGA, and ICSID, with its own Articles of Agreement, share capital, financial structure, management, and staff. Membership in IFC is open only to member countries of IBRD. IFC is not liable for the obligations of the other institutions.
FINANCIAL BUSINESS MODEL
IFC helps developing countries achieve sustainable growth by financing private sector investment, mobilizing capital in international financial markets, and providing advisory services to businesses and governments. IFC’s principal investment products are loans, equity investments, debt securities and guarantees. IFC also plays an active and direct role in mobilizing additional funding from other investors and lenders through a variety of means. Such means principally comprise: parallel loans, loan participations, the Managed Co-lending Portfolio Program (MCPP), the non-IFC portion of structured finance transactions and the non-IFC portion of commitments in funds managed by AMC, (collectively Core Mobilization) and advisory mobilization. Unlike most other development institutions, IFC does not accept host government guarantees of its exposures. IFC raises virtually all of the funds for its lending activities through the issuance of debt obligations in the international capital markets, while maintaining a small borrowing window with IBRD. Equity investments are funded from capital (or net worth).
IFC’s capital base and its assets and liabilities, other than its equity investments, are primarily denominated in U.S. dollars ($ or US$) or swapped into U.S. dollars along with borrowings denominated in currencies other than U.S. dollars which are invested in such currencies. Overall, IFC seeks to minimize foreign exchange and interest rate risks arising from its loans, debt securities and liquid assets by closely matching the currency and rate bases of its assets in various currencies with liabilities having the same characteristics. IFC generally manages non-equity investment related and certain lending related residual currency and interest rate risks by utilizing currency and interest rate swaps and other derivative instruments.
BASIS OF PREPARATION OF IFC’S CONSOLIDATED FINANCIAL STATEMENTS
The accounting and reporting policies of IFC conform to accounting principles generally accepted in the United States of America (U.S. GAAP). IFC’s accounting policies are discussed in more detail in Section VII, Critical Accounting Policies, and in Note A to IFC’s consolidated financial statements as of and for the year ended June 30, 2021 (FY21 consolidated financial statements).
Prior to the year ended June 30, 2020 (FY20), management used Income Available for Designations (a non-U.S. GAAP measure) as a basis for designations of retained earnings. Income Available for Designations generally comprised net income excluding: net unrealized gains and losses on equity investments, net unrealized gains and losses on non-trading financial instruments accounted for at fair value, income from consolidated entities other than AMC3, and expenses reported in net income related to prior year designations.
IFC reviewed the calculation of Income Available for Designations in FY20 due to the adoption of ASU 2016-01 in FY19, which resulted in all unrealized gains and losses on equity investments being reported in Net Income. Beginning in FY20, IFC uses “income excluding unrealized gains and losses on investments and borrowings and grants to IDA” as the metric for Income Available for Designations.
Table 4: Reconciliation of reported Net Income or Loss to Income Available for Designations

(US$ in millions)	FY21	FY20	FY19
Net income (loss)	$4,209	$(1,672)	$93
Adjustments to reconcile Net Income (Loss) to Income Available for Designations
Unrealized (gains) losses on investments	(3,285)	2,026	1,121
Unrealized (gains) losses on borrowings	(71)	218	15
Grants to IDA	213	—	—
Advisory Services expenses from prior year designations	—	—	54
Adjustments to conform to approach to designations approved by IFC's Board in FY17	—	—	(377)
Other	—	—	3
Income Available for Designations	$1,066	$572	$909

3 Effective January 31, 2020, IFC Asset Management Company, LLC (AMC) was merged into IFC. IFC, as the successor to AMC, has assumed all the assets, rights, liabilities and obligations of AMC. The AMC business is now operated as a division within IFC. This change did not have a significant impact on IFC's financial position, results of operations or cash flows.

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Management’s Discussion and Analysis

SECTION III. CLIENT SERVICES
BUSINESS OVERVIEW
For all new investments, IFC articulates the expected impact on sustainable development, and, as projects mature, IFC assesses the quality of the development benefits realized.
IFC’s strategic focus areas are aligned to advance the WBG’s global priorities.
INVESTMENT SERVICES
IFC’s investments are normally made in its developing member countries. IFC's Articles of Agreement mandate that IFC shall invest in productive private enterprises. The requirement for private ownership does not disqualify enterprises that are partly owned by the public sector if such enterprises are organized under local commercial and corporate law, operate free of host government control in a market context and according to profitability criteria, and/or are in the process of being completely or partially privatized.
IFC’s investment products and services are designed to meet the needs of clients in different industries – principally infrastructure and manufacturing, agribusiness services, and financial markets. Investment services product lines include: loans, equity investments, debt securities, trade and supply-chain finance, local currency finance, partial credit guarantees, portfolio risk-sharing facilities, securitizations, blended finance, venture capital, the IDA Private Sector Window (IDA-PSW), client risk management and various mobilization products such as loan participations, parallel loans and the MCPP. Beginning in FY20 Q4, IFC provided financing under the COVID support package.
IFC’s investment project cycle can be divided into the following stages:
▪Business Development
▪Concept Review
▪Appraisal (Due Diligence)
▪Investment Review
▪Negotiations
▪Public Disclosure
▪Board of Directors Review and Approval
▪Commitment
▪Disbursement of funds
▪Project Supervision and Development Outcome Tracking
▪Evaluation
▪Closing
IFC supervises its projects to monitor project performance and compliance with contractual obligations and with IFC’s internal policies and procedures.
INVESTMENT PRODUCTS
Loans – IFC finances projects and companies through loans, typically for seven to twelve years. IFC also makes loans to intermediary banks, leasing companies, and other financial institutions for on-lending. IFC provides long-term local-currency solutions and helps companies access local capital markets through loans from IFC denominated in local currency, derivatives which allow clients to hedge existing or new foreign currency denominated liabilities back in to the client’s local currency, and structured finance which enable clients to borrow in local currency from other sources. While IFC’s loans have traditionally been denominated in the currencies of major industrial nations, IFC has made it a priority to structure local currency products based on client demand and on IFC’s ability to fund in local-currency and/or economically hedge loans in these currencies through the use of derivatives, principally currency and interest rate swaps and financial futures.
Loans generally have the following characteristics:
▪Term – typically amortizing with final maturities generally for seven to twelve years, although some loans have been made for tenors as short as one year and as long as 20 years
▪Currency – primarily in major convertible currencies, principally US dollar, and to a lesser extent, Euro, but with a growing local-currency loan portfolio
▪Interest rate – typically variable (or fixed and swapped into variable)
▪Pricing – reflects such factors as market conditions and country and project risks

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Management’s Discussion and Analysis

Equity Investments – Equity investments provide developmental support and long-term growth capital that private enterprises need. IFC invests directly in companies’ equity, and also through private-equity funds. IFC generally invests between 5 and 20 percent of a company’s equity. IFC’s equity investments are typically in the form of common or preferred stock which is not mandatorily redeemable by the issuer or puttable to the issuer by IFC. Equity investments are usually denominated in the currency of the country in which the investment is made. IFC also uses put and call options, profit participation features, conversion features, warrants and other types of instruments in managing its equity investments.
Debt Securities – Investments typically in the form of bonds and notes issued in bearer or registered form, securitized debt obligations (e.g. asset-backed securities (ABS), mortgage-backed securities (MBS), and other collateralized debt obligations) and preferred shares that are mandatorily redeemable by the issuer or puttable to the issuer by IFC.
Trade and Supply Chain Finance – IFC’s Global Trade Finance Program (GTFP) guarantees trade-related payment obligations of approved financial institutions. Separately, the Global Trade Liquidity Program (GTLP) and Critical Commodities Finance Program (CCFP) provides liquidity, through risk sharing, for trade in developing countries. IFC also has a number of other Trade and Supply Chain Finance related programs, including Global Trade Supplier Finance (GTSF), Global Warehouse Finance Program, Working Capital Solutions and Global Structured Trade.
Local Currency Finance – Lending to the private sector in developing countries has traditionally been in the form of loans denominated in foreign currency such as the US dollar or the Euro. But the volatility in currency markets represents a major risk for companies with revenues in local currency. IFC provides long-term local currency solutions and helps companies access local capital markets.
Guarantees and Partial Credit Guarantees – IFC’s guarantee is available for debt instruments and trade obligations of clients and covers commercial as well as noncommercial risks. IFC will provide local currency guarantees, but when a guarantee is called, the client will generally be obligated to reimburse IFC in US dollar terms. A partial credit guarantee represents a promise of full and timely debt service payment up to a predetermined amount. Typically, the sum that IFC pays out under the guarantee covers creditors irrespective of the cause of default. The guarantee amount may vary over the life of the transaction based on the borrower’s expected cash flows and creditors’ concerns regarding the stability of cash flows. The guarantee is structured to reduce the probability of default of the debt instrument and increase the recovery if default occurs.
Portfolio Risk Sharing Facilities – A risk sharing facility allows a client to sell a portion of the risk associated with a pool of assets. The assets typically remain on the client’s balance sheet and the risk transfer comes from a partial guarantee provided by IFC.
Securitizations – IFC invests in domestic or cross-border securitizations and provides credit enhancement to transactions through funded or unfunded participations, mainly at the mezzanine level.
Blended Finance – In addition to providing commercial financing for IFC’s own account, IFC uses a number of complementary tools to crowd in private sector financing that would otherwise not be available to projects with high development impact. IFC blends concessional funds, typically from development partners, alongside IFC’s own commercial funding.
COVID-19 Response Facilities – The IFC Fast Track COVID-19 Facility has five components totaling $8.4 billion.
In March 2020, IFC’s Board of Directors approved a Fast Track COVID-19 Facility (COVID Facility) in the amount of $8 billion, as part of a WBG crisis response package.
•$2 billion from the Real Sector Crisis Response Envelope, which will support existing clients in the infrastructure, manufacturing, agriculture and services industries. IFC will offer loans to companies in need, and if necessary, make equity investments. This instrument will also help companies in the healthcare sector that are seeing an increase in demand.
•$2 billion from the existing Global Trade Finance Program, which will allow financial institutions to provide trade financing to companies that import and export goods.
•$2 billion from the Working Capital Solutions Program, which will provide funding to emerging-market banks to extend credit to help businesses shore up their working capital and thereby maintain viable private sector firms.
•$2 billion from the Global Trade Liquidity Program, and the Critical Commodities Finance Program, both of which offer risk-sharing support to local banks so they can continue to finance viable companies in emerging markets.
In February 2021, the Board approved an extension of the COVID Facility dedicated to the Base of the Pyramid Program for $400 million, focused on supporting financial service providers in this sector.
IDA-PSW – The IDA-PSW is a new development finance tool to crowd-in more private sector investment where it is most needed. The $2.5 billion IDA-PSW was created under the IDA18 for IFC and MIGA to rebalance the risk-reward profile for private sector projects in the poorest countries eligible to borrow from IDA and Fragile and Conflict-Affected Situations (FCS). The IDA-PSW is implemented through four facilities:
•Risk Mitigation Facility: Involves both MIGA and IFC, this facility is designed to provide project-based guarantees to encourage/mobilize private sector investment in infrastructure projects and public-private partnerships.

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Management’s Discussion and Analysis

•Local Currency Facility: Administered by IFC, this facility is designed to provide local currency denominated loans, investments or hedges to private sector clients who operate in markets where there are limited currency hedging capabilities. In the absence of currency hedging instruments and creditworthy counterparties, IDA would enter into swaps or indemnity agreement with IFC.
•Blended Finance Facility: Administered by IFC, this facility blends PSW financing support with IFC investments to support SMEs, agribusiness and other pioneering investments.
•MIGA Guarantee Facility: Administered by MIGA, this facility is designed to expand the coverage of MIGA Political Risk Insurance (PRI) products through shared first-loss or risk participation similar to reinsurance.
Client Risk Management Services – IFC extends long-maturity risk management products to clients in developing countries. IFC provides derivative products to its clients to allow them to hedge their interest rate, currency, or commodity-price exposures. IFC intermediates between clients in developing countries and derivatives market makers to provide such clients with access to risk‑management products to bridge the credit gap between its clients and the market.
Mobilization Products – IFC promotes development by mobilizing financing for the private sector in its developing member countries.
Loan Participations (B Loans): Through its B Loan Program, IFC offers participants the opportunity to lend to IFC-financed projects. These loans are a key part of IFC’s efforts to mobilize additional private sector financing in developing countries, thereby broadening the Corporation’s developmental impact. When an IFC loan includes financing from the market through the B Loan Program, IFC retains a portion of the loan for its own account (the A Loan), and sells participations in the remaining portion to participants (the B Loan). The borrower signs a single Loan Agreement with IFC, and IFC signs a Participation Agreement with the participant or participants. IFC is the sole contractual lender for the borrower. While IFC is the lender of record, the participants’ involvement is known to the borrower. The structure allows participants to fully benefit from IFC’s status as a multilateral development institution.
A Loan Participations: An A Loan Participation (ALP) is an exposure management tool which IFC uses to reduce its risk exposures to a client, country or sector. An ALP is created through the partial sale of an A Loan to commercial banks or other financial institutions and is governed by a Participation Agreement, much like the agreement used for B Loans. As in a B Loan, IFC remains the lender of record for the entire A Loan and an ALP participant shares all project risks with IFC and has the same benefits of a traditional B Loan participant.
Parallel Loans: IFC acts as an arranger – and can also act as an administrative agent – by using its existing mobilization platform, deal‑structuring expertise and global presence to identify investments, perform due diligence, and negotiate loan documents in cooperation with parallel lenders.
MCPP: MCPP creates diversified portfolios of emerging market private sector loans. MCPP leverages IFC’s origination capacity and deep market knowledge to source opportunities for third party investors to co-lend alongside IFC. MCPP gives IFC the ability to provide larger financing packages than it could from its own account and increases the pool of financing available for achieving development goals. MCPP builds a loan portfolio for an investor that mirrors the portfolio IFC is creating for its own account. MCPP investors and IFC sign upfront administration agreements determining the makeup of the portfolio based on agreed eligibility. Investors pledge capital upfront and then as IFC identifies eligible deals, investor exposure is allocated alongside IFC’s own per the terms of the agreement.
INVESTMENT PROGRAM
Commitments
Long-Term Finance Commitments comprise Own Account and Core Mobilization and totaled $23.3 billion in FY21, an increase of $1.3 billion or 6% from FY20. IFC's FY21 Long-Term Finance Own Account Commitments were $12.5 billion ($11.1 billion in FY20) and Core Mobilization was $10.8 billion ($10.8 billion in FY20). Short-Term Finance Commitments were $8.2 billion in FY21, as compared to $6.5 billion at FY20. Total program delivery (LTF and STF) was $31.5 billion in FY21 as compared to $28.4 billion in FY20.
In direct response to the COVID pandemic, IFC committed $10.8 billion in FY21 including $2.3 billion under its Fast Track COVID-19 Facility in support of IFC’s existing clients. Outside of the facility, IFC committed an additional $8.5 billion in financing to support clients in response to the crisis.
Core Mobilization
Core Mobilization is financing from entities other than IFC that becomes available to clients due to IFC’s direct involvement in raising resources. IFC mobilizes such private sector finance from other entities through a number of means, as outlined in the table below.

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Management’s Discussion and Analysis

Table 5: Long-Term Finance Commitments (Own Account and Core Mobilization) and Short-Term Finance

(US$ in millions)	FY21	FY20
Total Long-Term Finance Commitments (Own Account and Core Mobilization)[a] and Short-Term Finance	$31,500	$28,430
Long-Term Finance Own Account Commitments
Loans	$10,802	$9,509
Equity Investments	1,157	992
Guarantees	475	550
Client Risk Management	40	84
Total Long-Term Finance Own Account Commitments	$12,474	$11,135
Core Mobilization
Syndication
Parallel Loans	$1,941	$2,892
Loan Participations	1,426	1,285
Managed Co-lending Portfolio Program	280	813
Total Syndication	$3,647	$4,990
AMC (see definitions in Table 8)
Asia Fund	$159	$20
FIG Fund	50	14
China Mexico Fund	30	—
MENA Fund	6	—
GEM Funds	—	15
Total AMC Mobilization	$245	$49
Advisory Mobilization
Public Private Partnership	$3,246	$2,202
Corporate Finance Service Equity Mobilization	—	215
Total Advisory Mobilization	$3,246	$2,417
IFC Initiatives
Global Trade Liquidity Program, Critical Commodities Finance Program, Global Warehouse Finance Program and Global Structured Trade Finance Program	$1,920	$2,143
Debt Security Mobilization	1,367	81
Debt and Asset Recovery Program	281	390
Mobilization by Decision	125	756
Total IFC Initiatives	$3,693	$3,370
Total Core Mobilization	$10,831	$10,826

Total Short-Term Finance Commitments	$8,195	$6,469
___________
a    Debt security commitments are included in loans and equity investments based on their predominant characteristics.

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Management’s Discussion and Analysis

INVESTMENT DISBURSEMENTS
IFC disbursed $11,438 million for its own account in FY21 ($10,518 million in FY20): $9,427 million of loans ($8,465 million in FY20), $894 million of equity investments ($803 million in FY20), and $1,117 million of debt securities ($1,250 million in FY20).
DISBURSED INVESTMENT PORTFOLIO
IFC’s total disbursed investment portfolio (a non-U.S. GAAP performance measure) was $44,769 million at June 30, 2021 ($44,309 million at June 30, 2020), comprising the disbursed loan portfolio of $27,132 million ($26,036 million at June 30, 2020), the disbursed equity portfolio of $10,863 million ($11,785 million at June 30, 2020), and the disbursed debt security portfolio of $6,774 million ($6,488 million at June 30, 2020).
IFC’s disbursed investment portfolio is diversified by industry sector and geographic region. The distribution of the disbursed investment portfolio by geographical region and industry sector as of June 30, 2021 and June 30, 2020 is shown below:
Figure 8: Disbursed Investment Portfolio Distribution by Region (US$ in millions)

Asia
Latin America and Caribb…
Europe and Central Asia
Sub-Saharan Africa
Middle East and North Afr…
Other
0
4,000
8,000
12,000
16,000
FY21
FY20

Table 6: Disbursed Investment Portfolio Distribution by Industry Sector

(US$ in millions)	Disbursed Investments		As a % of Total
	FY21	FY20	FY21	FY20
Finance & Insurance	$18,222	$18,896	41%	43%
Electric Power	4,631	4,882	10%	11%
Collective Investment Vehicles	4,335	4,048	10%	9%
Chemicals	2,535	2,523	5%	5%
Transportation and Warehousing	1,992	2,154	4%	5%
Agriculture and Forestry	1,583	1,722	4%	4%
Natural Resources	1,149	1,478	3%	3%
Wholesale and Retail Trade	1,661	1,229	4%	3%
Construction and Real Estate	1,475	1,160	3%	3%
Food & Beverages	1,074	1,023	2%	2%
Others	6,112	5,194	14%	12%
Total	$44,769	$44,309	100%	100%

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Management’s Discussion and Analysis

The carrying value of IFC’s investment portfolios comprises: (i) the disbursed investment portfolio; (ii) less reserve against losses on loans and debt securities; (iii) unamortized deferred loan origination fees; (iv) disbursed amount allocated to a related financial instrument reported separately in other assets or derivative assets; (v) unrealized gains and losses on equity investments held by consolidated variable interest entities; and (vi) unrealized gains and losses on investments.
The carrying value of IFC’s investment portfolio was $44,991 million at June 30, 2021 ($41,138 million at June 30, 2020), comprising the loan portfolio of $25,644 million ($24,102 million at June 30, 2020), the equity portfolio of $12,027 million ($10,370 million at June 30, 2020), and the debt securities portfolio of $7,320 million ($6,666 million at June 30, 2020).
Loans
Loans comprise 61% of the disbursed investment portfolio as of June 30, 2021 (59% at June 30, 2020) and 57% of the carrying amount of the investment portfolio as of June 30, 2021 (59% at June 30, 2020).
The carrying amount of IFC’s loan portfolio on IFC’s consolidated balance sheet (comprising the disbursed loan portfolio together with adjustments as detailed in Note D to IFC’s FY21 consolidated financial statements) grew 6.4% or $1,542 million to $25,644 million at June 30, 2021 ($24,102 million at June 30, 2020), analyzed as follows:
Figure 9: Carrying Amount of Loan Portfolio (US$ in millions)
New disbursements exceeded repayments and prepayments by $995 million. Currency exchange rate gains were $383 million as IFC’s reporting currency, the US dollar, depreciated against investment currencies, particularly the Euro, Chinese renminbi, South African rand, Brazilian real, Mexican peso and Indian rupee. Foreign exchange gains are largely offset by foreign exchange losses from associated derivatives (principally currency swaps). The residual largely represents the foreign exchange gain or loss on unhedged quasi-equity loans and loans funded by local currency bonds. Changes in reserve and fair value totaled $432 million and net write-offs totaled $231 million. The remainder of the change is due to loan conversions and capitalized interest and charges.
Beginning in FY20 Q4, IFC implemented a loan modification program in response to requests received from borrowers for short-term modifications such as payment deferrals under existing loans that are related to COVID-19 including establishing appropriate governance over the approval process for such requests. As of June 30, 2021, 16 suspension agreements had been signed, deferring $9 million of principal payments (as of June 30, 2020, 9 suspension agreements deferring $10 million of principal payments).
Loans have been traditionally denominated in the currencies of major industrial nations, but IFC has an extensive portfolio of local currency products. IFC typically offers local currency products in other currencies where it can economically hedge the local currency loan cash flows back into US dollars using swap markets or where it can fund itself in local bond markets. The $824 million increase in FY21 in local currency loans outstanding measured in US dollars was mainly due to higher disbursements of loans denominated in Chinese renminbi, Indonesian rupiah and Colombian peso compared with FY20. IFC has also made loans in a number of frontier market currencies such as Vietnamese dong, Tanzanian shilling, Kazakhstan tenge, Bangladeshi taka and Sri Lankan rupee.
At June 30, 2021, 73% of IFC’s disbursed loan portfolio was US dollar-denominated (74% at June 30, 2020).

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Management’s Discussion and Analysis

The currency composition of the disbursed loan portfolio at June 30, 2021 and June 30, 2020 is shown below:
Table 7: Currency Composition of the Disbursed Loan Portfolio

(US$ in millions)	Disbursed Loans		As a % of Total
	FY21	FY20	FY21	FY20
US dollar	$19,719	$19,311	73%	74%
Euro	2,268	2,239	8%	9%
Chinese renminbi	1,258	750	5%	3%
Brazilian real	755	760	2%	2%
Indian rupee	609	644	3%	3%
Indonesian rupiah	545	362	1%	1%
Mexican peso	371	346	2%	1%
Colombian peso	367	273	1%	1%
South African rand	346	253	1%	1%
Philippine peso	133	197	1%	1%
Others	761	901	3%	4%
Total	$27,132	$26,036	100%	100%
Equity Investments
IFC’s disbursed equity portfolio totaled $10,863 million at June 30, 2021 ($11,785 million at June 30, 2020), a decrease of $922 million or 8%. Equity investments accounted for 24% of IFC’s disbursed investment portfolio at June 30, 2021, compared with 26% at June 30, 2020 and 27% of the carrying amount of the investment portfolio at June 30, 2021 (25% at June 30, 2020).
The carrying amount of IFC’s equity investment portfolio (comprising the disbursed equity portfolio, together with adjustments as detailed in Note D to IFC’s FY21 consolidated financial statements), grew 16.0% to $12,027 million at June 30, 2021 ($10,370 million at June 30, 2020), analyzed as follows:
Figure 10: Carrying Amount of Equity Investments Portfolio (US$ in millions)

The increase in the equity investments portfolio is largely due to the increase in fair values reflecting a recovery of equity investments in emerging markets throughout FY21.

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Management’s Discussion and Analysis

Debt Securities
IFC’s disbursed debt securities portfolio totaled $6,774 million at June 30, 2021 ($6,488 million at June 30, 2020), an increase of $286 million or 4%. Debt securities accounted for 15% of IFC’s disbursed investment portfolio at June 30, 2021 (15% at June 30, 2020) and 16% of the carrying amount of the investment portfolio at June 30, 2021 (16% at June 30, 2020).
The carrying amount of IFC’s debt securities portfolio (comprising the disbursed debt securities portfolio, together with adjustments as detailed in Note D to IFC’s FY21 consolidated financial statements), increased 10% to $7,320 million at June 30, 2021 ($6,666 million at June 30, 2020), analyzed as follows:
Figure 11: Carrying Amount of Debt Securities Portfolio (US$ in millions)
The increase in the debt securities portfolio is largely due to fair value changes, new disbursements exceeding redemptions and prepayments ($217 million in FY21), and currency exchange rate fluctuations ($106 million in FY21). Foreign exchange gains are largely offset by foreign exchange losses from associated derivatives (principally currency swaps). The residual largely represents the foreign exchange gain or loss on unhedged quasi-equity loans and loans funded by local currency bonds.
Additional information on IFC’s investment portfolio as of and for the years ended June 30, 2021 and June 30, 2020, can be found in Notes B, D, E, F, G, H, P, R and T to IFC’s FY21 consolidated financial statements.
Guarantees and Partial Credit Guarantees
IFC offers partial credit guarantees to clients covering, on a risk-sharing basis, client obligations on bonds and/or loans. IFC’s guarantee is available for debt instruments and trade obligations of clients and covers commercial as well as noncommercial risks. IFC will provide local currency guarantees, but when a guarantee is called, the client will generally be obligated to reimburse IFC in U.S. dollars terms. Guarantee fees are consistent with IFC’s loan pricing policies.
Guarantees of $3.6 billion were outstanding (i.e., not called) at June 30, 2021 ($3.9 billion at June 30, 2020).
INVESTMENT PORTFOLIO MANAGEMENT
At the core of IFC’s approach to portfolio management is the aim to build and proactively manage a portfolio that produces strong financial results and development impact. IFC achieves this through a combination of strong presence on the ground and deep sector expertise, that enables IFC to stay close to its clients and markets, monitor trends and anticipate impacts of external factors.
Active portfolio management depends on timely and accurate information to drive business decisions. In order to provide continued corporate oversight to IFC’s portfolio, the Operations Committee regularly reviews the investment portfolio, assessing broad trends as well as the performance of select projects. This review is complemented by monthly in-depth discussions about IFC’s key sector and country exposures, along with those of strategic importance to the Corporation. Additionally, quarterly reviews of IFC’s portfolio results are presented to the Board, along with an in-depth analysis at the end of each fiscal year. IFC's investment and portfolio teams, largely based in field offices, complement global reviews with asset-by-asset quarterly assessments, for investments.
At the corporate level, IFC combines portfolio analysis with sector and local expertise along with project knowledge and projections of global macroeconomic and market trends to inform decisions about future investments. IFC also regularly conducts stress tests to assess the performance of the portfolio against possible macroeconomic developments, and to identify and address risks. This has been especially important recently, given the impact of COVID-19 on IFC’s clients, and the macroeconomic and political dislocations seen in select countries.

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Management’s Discussion and Analysis

At the project level, IFC’s multidisciplinary teams, including investment and sector specialists with deep industry expertise, closely monitor investment performance and compliance with investment agreements. IFC does this through site visits to evaluate project implementation, and through active engagement with sponsors and government officials, where relevant, to identify potential problems early on and formulate appropriate solutions. IFC also monitors clients’ environmental and social performance in a risk-based manner and measures financial performance and development results. With the advent of COVID-19, IFC has developed a set of guidelines to facilitate staff ongoing engagement with clients and other stakeholders through virtual interactions, while maintaining face to face engagements when the situation allows.
IFC assesses its equity portfolio constantly and proactively to identify assets ready for divestments, where IFC’s development role has been completed. This rebalancing of the equity portfolio is the result of an analysis that takes into account market conditions, opportunities, expected returns, and risks, and is adjusted periodically as required. To improve its governance structure, IFC has appointed Global Equity Heads, who focus on strategic business development, central oversight and management of IFC’s larger and more complex equity positions throughout the investment lifecycle.
For projects in financial distress, IFC’s Special Operations Department determines the appropriate remedial actions. It seeks to keep the project operational to achieve the intended development impact and negotiates agreements with creditors and shareholders to share the burden of restructuring. Investors and other partners participating in IFC’s operations are kept regularly informed, and IFC consults or seeks their consent as appropriate.
IFC continues to invest in information-technology systems to better support the management of its portfolio, and continuously enhance its governance, through the creation of the Operations Support Unit, which works closely together with stakeholders both in the global industry and regional departments.
MCPP
As of June 30, 2021, eleven global investors have pledged $10 billion to MCPP; with certain programs investing across all sectors and others focused on infrastructure or financial institutions exclusively. Investors have also approved funding for 208 projects totaling $7,669 million across 56 countries as of June 30, 2021, of which $6,304 million has been committed. IFC will continue to deploy the remaining funds raised as IFC identifies projects that meet investors’ investment criteria.
IDA-PSW
As of June 30, 2021, $1,965 million of instruments under the IDA-PSW had been approved, of which $1,332 million related to IFC. Refer to Note X to the FY21 consolidated financial statements for transaction details.

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Management’s Discussion and Analysis

AMC
IFC Asset Management Company (AMC), a division of IFC effective January 31, 2020, invests third-party capital and IFC capital, enabling outside investors to invest alongside IFC in developing markets. Investors in funds managed by AMC have included sovereign wealth funds, national pension funds, multilateral and bilateral development institutions, national development agencies and international financial institutions (IFIs).
Cumulatively through June 30, 2021, AMC raised total funds of $10.1 billion ($10.1 billion at June 30, 2020).
The funds managed by AMC and their activities as of and for the years ended June 30, 2021 and 2020 are summarized as follows:
Table 8: Funds Managed by AMC FY21 vs FY20

	Through June 30, 2021				For the year ended June 30, 2021
	Total funds raised since inception			Cumulative investment commitments [b]	Investment commitments made by Fund [c]	Investment disbursements made by Fund
(US$ in millions unless otherwise indicated)	Total	From IFC	From other investors
Investment Period
IFC Financial Institutions Growth Fund, LP (FIG Fund)	$505	$150	$355	$259	$81	$45
IFC Middle East and North Africa Fund, LP (MENA Fund)	162	60	102	78	12	7
IFC Emerging Asia Fund, LP (Asia Fund)	693	150	543	374	203	127
Post Investment Period
IFC Capitalization (Equity) Fund, LP (Equity Capitalization Fund)	1,275	775	500	1,214	—	—
IFC Capitalization (Subordinated Debt) Fund, LP (Sub-Debt Capitalization Fund)	1,725	225	1,500	1,614	—	—
IFC African, Latin American and Caribbean Fund, LP (ALAC Fund)	1,000	200	800	876	—	2
Africa Capitalization Fund, Ltd. (Africa Capitalization Fund)	182	—	182	130	—	—
IFC Catalyst Fund, LP, IFC Catalyst Fund (U.K.), LP and IFC Catalyst Fund (Japan), LP (collectively, Catalyst Funds)	418	75	343	363	—	24
IFC Global Infrastructure Fund, LP (Global Infrastructure Fund) [a]	1,430	200	1,230	929	—	—
IFC Global Emerging Markets Fund of Funds, LP and IFC Global Emerging Markets Fund of Funds (Japan Parallel), LP (collectively, GEM Funds)	800	150	650	757	—	112
Women Entrepreneurs Debt Fund, LP (WED Fund)	115	30	85	110	—	—
China-Mexico Fund, LP (China-Mexico Fund)	1,200	—	1,200	350	30	17
IFC Russian Bank Capitalization Fund, LP (Russian Bank Cap Fund)[d]	550	250	300	82	—	—
Total	$10,055	$2,265	$7,790	$7,136	$326	$334
_________
a    Includes co-investment fund managed by AMC on behalf of Fund LPs.
b    Net of commitment cancellations.
c    Excludes commitment cancellations from prior periods.
d    Fund closed and liquidated.

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Management’s Discussion and Analysis

	Through June 30 2020				For the year ended June 30, 2020
	Total funds raised since inception			Cumulative investment commitments [b]	Investment commitments made by Fund [c]	Investment disbursements made by Fund
(US$ in millions unless otherwise indicated)	Total	From IFC	From other investors
Investment Period
IFC Financial Institutions Growth Fund, LP (FIG Fund)	$505	$150	$355	$178	$20	$7
IFC Middle East and North Africa Fund, LP (MENA Fund)	162	60	102	66	—	6
IFC Emerging Asia Fund, LP (Asia Fund)	693	150	543	171	26	13
Post Investment Period
IFC Capitalization (Equity) Fund, LP (Equity Capitalization Fund)	1,275	775	500	1,226	—	—
IFC Capitalization (Subordinated Debt) Fund, LP (Sub-Debt Capitalization Fund)	1,725	225	1,500	1,614	—	—
IFC African, Latin American and Caribbean Fund, LP (ALAC Fund)	1,000	200	800	876	—	3
Africa Capitalization Fund, Ltd. (Africa Capitalization Fund)	182	—	182	130	—	—
IFC Catalyst Fund, LP, IFC Catalyst Fund (U.K.), LP and IFC Catalyst Fund (Japan), LP (collectively, Catalyst Funds)	418	75	343	365	—	30
IFC Global Infrastructure Fund, LP (Global Infrastructure Fund) [a]	1,430	200	1,230	929	—	—
IFC Global Emerging Markets Fund of Funds, LP and IFC Global Emerging Markets Fund of Funds (Japan Parallel), LP (collectively, GEM Funds)	800	150	650	757	17	71
Women Entrepreneurs Debt Fund, LP (WED Fund)	115	30	85	110	—	—
China-Mexico Fund, LP (China-Mexico Fund)	1,200	—	1,200	320	—	35
IFC Russian Bank Capitalization Fund, LP (Russian Bank Cap Fund) [d]	550	250	300	82	—	—
Total	$10,055	$2,265	$7,790	$6,824	$63	$165
_________
a    Includes co-investment fund managed by AMC on behalf of Fund LPs.
b    Net of commitment cancellations.
c    Excludes commitment cancellations from prior periods.
d    The Russian Bank Cap Fund was liquidated during FY18.

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Management’s Discussion and Analysis

ADVISORY SERVICES
Providing advice is a critical part of IFC’s 3.0 strategy to create markets and mobilize private capital. Through IFC’s advisory programs, IFC works with clients — including companies, financial institutions, industries, and governments — to transform ideas into increased private sector investment, green growth, inclusive job creation, and bankable projects. IFC helps to establish the necessary conditions that will attract capital and sustainable investments and mobilize private capital through its Public-Private Partnership (PPP) transaction advisory work, which enables the private sector to grow. IFC works with IFC’s investment clients to improve their operations and enhance development impact on local supply chains and communities.
IFC’s advisory work is informed by the joint IFC and World Bank Country Private Sector Diagnostics; the WBG’s multi-year Country Partnership Frameworks; and IFC’s Country Strategies and Sector Deep Dives.
Through IFC Advisory Services:
•IFC helps companies attract and retain private investors and partners, enter new markets, and increase their impact. IFC provides tailored market insights as well as technical advice on how to improve companies’ operational performance and sustainability.
•IFC helps industries adopt good practices and standards to increase competitiveness, productivity, and sustainability to weather the impacts of COVID-19.
•IFC helps governments structure public-private partnerships to improve people’s access to high-quality infrastructure and basic services. IFC also advises on improving the business environment through reforms that promote investment, spur growth, and create jobs — while providing support for the implementation of these reforms.
•IFC continues to address increasingly complex development challenges and is enhancing its Creating Markets strategy by undertaking both advisory and investment activities with an intent to develop a pipeline of bankable projects (such activities together called Upstream activities)4. IFC works in collaboration with the World Bank to provide Upstream policy advice and develop activities that help create markets and support future transactions in multiple industries, especially in IDA eligible countries and FCS.
•IFC works with global experts to generate ideas and analyses to address the most urgent challenges in private sector development. IFC fosters peer-to-peer learning at a global scale through its networks convening policymakers and influencers, which IFC effectively leveraged to help support its clients during the pandemic.
Particularly in the poorest and conflict-affected areas of the world, IFC works with clients to improve their environmental, social, and governance practices, including those related to gender. IFC helps developing economies realize the economic potential of clean energy and green building. IFC helps lagging private sectors transform into the digital age. IFC helps potential investment clients improve their operational performance and management practices to attract the financing they need.
In FY21, IFC completed a risk assessment of the impact of COVID-19 on its Advisory Services portfolio. Overall, the impact has been relatively modest. Approximately 15% of Advisory projects required modification to the planned project structure, like a simple extension of the timeline and another 5% required significant restructuring. As the global situation continues to evolve, IFC will continue to monitor the impact of COVID-19 on the Advisory portfolio and undertake appropriate actions to address client needs and IFC’s ability to deliver.
How IFC works with Companies
Agribusiness: IFC helps companies improve productivity and sustainability by focusing on operational efficiency, food safety and standards, adoption of technology to the agribusiness value chain, good soil and water management, and professionalizing smallholder farmer supply chains while applying climate-smart and gender-smart practices.
Health: IFC supports healthcare providers in improving the quality of healthcare outcomes through deploying the new IFC IQ-Healthcare assessment tool and accompanying Advisory Services. IFC also runs a community of practice to support Women’s Leadership in Healthcare, focusing on the unique challenges to women leaders in the sector.
Education: Through IFC’s new initiative, Vitae, IFC supports higher education institutions in improving employability outcomes for their graduates, thereby minimizing the skills gap for the changing job realities of the 21st century.
Manufacturing: IFC works with its clients in the manufacturing sector to develop and finance their decarbonization strategies, as well as improve the productivity of their direct operations and supply chains. This includes bringing a gender-smart lens to companies’ employment challenges and supporting the deployment of supply chain finance tied to improved sustainability performance.
Tourism: IFC helps businesses modernize their tourism offerings and maximize the potential of their natural and cultural assets. Tourism has been one of the hardest-hit sectors during COVID-19. IFC works with clients to assess the impact and devise strategies to restore their tourism sectors as quickly as possible.
Global Infrastructure: IFC supports private and sub-sovereign public sector clients to become attractive destinations for infrastructure investments and helps close the infrastructure gaps. IFC works with subnational governments to strengthen institutions and regulations; improve critical infrastructure and environmental sustainability; foster skills and innovation; expand access to finance; build capacity to
4 IFC’s upstream activities occur before the traditional investment cycle and are necessary precursors to an investment. In FY21, IFC incurred $120 million of administrative expenses associated with upstream activities, with $77 million reported in the Investment Services segment and $43 million in the Advisory Services segment.

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Management’s Discussion and Analysis

manage tax and royalty payments to improve community welfare and local content. IFC also works closely with private sector clients to acquire a social license to operate in tough environments by increasing benefits to local communities; mitigating social risks; and addressing obstacles to gender equality and inclusion in the workplace, across the supply chain.
Corporate Finance Services: IFC supports clients to identify and enter new markets and structure entry strategies. IFC helps companies attract international investors, bring in new skills, expertise, and capital. IFC supports the structuring of complex projects and offer advice on the design and execution of partnerships, joint ventures, and acquisitions.
Green Buildings: IFC offers tools and training to help companies construct buildings that use energy, water, and materials more efficiently. IFC also helps governments establish related policy frameworks and works with banks to launch green-finance products.
Small and Medium Enterprises (SMEs): IFC helps SMEs strengthen their skills and performance, improving their ability to participate in the supply and distribution networks of larger firms. IFC advises companies and governments on how to improve working conditions and boost the competitiveness of the textile sector’s supply chain.
Gender Equality and Economic Inclusion: IFC works with companies to enhance the recruitment, retention, and promotion of women and other underserved groups. IFC also helps companies increase women’s access to financial services, technology, information, and markets.
Environment, Social & Governance (ESG): IFC provides integrated ESG advice to help companies improve access to capital, achieve long-term success, and implement crisis management and pandemic response, by adopting corporate governance structures, in line with the IFC Corporate Governance Methodology, as well as environmental and social risk management systems in line with the IFC Performance Standards. IFC’s guidance addresses holistically the management of potential or actual changes to the environment, including pollution, biodiversity impacts, carbon emissions, climate change, natural resource use; potential or actual changes on surrounding community and workers, including the incidence of gender-based violence; and improving governance structures and processes, such as board functioning, gender diversity in corporate leadership, ethical conduct, controls, disclosure, and transparency. IFC builds the capacity of industry associations and service providers to influence ESG practices market wide.
Disruptive Technologies: IFC works across the entrepreneurial and venture capital ecosystem supporting accelerators, seeds funds and new fund managers in frontier geographies, connects high-impact proven tech solutions globally with corporate customers to de-risk tech adoption, increases capital flow to women entrepreneurs and promotes adoption of digital training platforms for improving digital skills for employment.
How IFC works with Financial Intermediaries and Funds
Financial Institutions: IFC helps clients strengthen risk management and diversify product offerings to key priority areas such as SME finance, gender, housing finance, and renewable energy. Through knowledge sharing of best SME-banking practices and solutions, IFC helps build financial institutions’ capacity to expand access to credit; expand their financial and non-financial services, including to women-led/owned businesses; supports sustainable supply chains; and catalyzes investment opportunities in emerging- and developing market economies. IFC supports financial institutions to define and implement their digitization strategy roadmaps and accelerate their digital transformation.
Fund Managers: IFC helps develop the private equity industry in frontier markets and provides non-investment-related advice to fund managers. IFC helps increase ESG investment into emerging markets by providing asset managers with ESG data and artificial intelligence-powered analytics.
How IFC works with Governments
Public-Private Partnerships: IFC helps governments design and implement PPPs that are tailored to local needs, helps solve infrastructure bottlenecks, and achieves national development goals by mobilizing private technical and managerial expertise and capital.
Financial Sector: IFC works with governments and the private sector to promote universal access to finance, build resilient, transparent, and smooth-functioning financial systems and capital markets. This includes supporting governments to establish the key building blocks, both regulations and institutions, to increase access to finance, such as credit information, use of moveable assets to secure lending, and debt resolution. IFC works closely with the World Bank and leverage its expertise alongside IFC investment resources to jointly develop local capital markets in selected focus countries.
ESG Landscape Initiative: IFC helps governments, private companies, and stakeholders, assess, and mitigate risks and cumulative impacts at a multi-project level, across specific geographic areas (landscapes). Landscape initiatives enable governments to consider E&S impacts in broader sectoral planning, achieve significant efficiencies with companies implementing joint assessments and management strategies and address environmental and social bottlenecks upstream of investment and project development.
Enabling Investment Climate: IFC helps improve the business environment through economy-wide and increasingly more sector-specific reforms that address regulatory barriers and promote investment, spur growth through increased competitiveness and access to markets, and create jobs. This work is increasingly an entry point for IFC’s upstream agenda. IFC works closely with the World Bank to leverage their expertise for private sector development.

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Management’s Discussion and Analysis

Cities Initiative: IFC helps local governments, municipalities, and provinces prioritize and develop sustainable, resilient infrastructure services for their citizens.
As of June 30, 2021, the IFC Advisory Services portfolio totaled $1,429 million ($1,509 million at June 30, 2020). FY21 program expenditures was $244 million ($274 million in FY20) with a strong focus on IFC's strategic priority areas - IDA eligible countries at 54%, fragile and conflict-affected situations at 21%, and Climate Change at 24%, (compared to 57%, 22% and 25% respectively in FY20).
Table 9: IFC Advisory Services – Program Expenditures by Region for FY21 vs FY20

	FY21		FY20
IFC Advisory Services Program Expenditures by Region	US$ in millions	%	US$ in millions	%
Sub Saharan Africa	$77	31	$93	34
East Asia and the Pacific	34	14	43	16
Europe and Central Asia	33	14	35	13
World region	30	12	25	9
South Asia	24	10	26	9
Middle East and North Africa	24	10	21	8
Latin America and the Caribbean	22	9	31	11
Total Program Expenditures	$244	100	$274	100

Table 10: IFC Advisory Services – Program Expenditures by Business Area for FY21 vs FY20

	FY21		FY20
IFC Advisory Services Program Expenditures by Business Area	US$ in millions	%	US$ in millions	%
Creating Markets Regional Advisory in FY21 (Global Practices in FY20)	$59	24	$93	34
Financial Institutions	57	23	52	19
Manufacturing Agribusiness & Services	37	15	35	13
Transaction Advisory	36	15	46	17
Infrastructure & Natural Resources	21	9	18	7
Environment Social & Governance	14	6	11	4
Telecoms, Media, Technology, Venture Investing	5	2	4	1
Other Advisory	15	6	15	5
Total Program Expenditures	$244	100	$274	100
SECTION IV. LIQUID ASSETS
All liquid assets are managed according to an investment authority approved by the Board of Directors and Liquid Asset Investment Directive approved by IFC’s Corporate Risk Committee, a subcommittee of IFC’s Management Team.
IFC funds its liquid assets from two sources, borrowings from the market (Funded Liquidity Portfolio) and capital (Net Worth Funded Portfolio). Liquid assets are managed in several sub-portfolios related to these sources.
IFC generally invests its liquid assets in highly rated fixed and floating rate instruments issued by, or unconditionally guaranteed by, governments, government agencies and instrumentalities, multilateral organizations, and high quality corporate issuers; these include asset-backed securities (ABS) and mortgage-backed securities (MBS), time deposits, and other unconditional obligations of banks and financial institutions. Diversification across multiple dimensions ensures a favorable risk return profile. IFC manages the individual liquid assets portfolios on an aggregate portfolio basis against each portfolio's benchmark within specified risk parameters. In implementing these portfolio management strategies, IFC utilizes derivative instruments, principally currency and interest rate swaps, foreign exchange forward contracts, and futures and options, and it takes positions in various industry sectors and countries.
IFC’s liquid assets are accounted for as trading portfolios. The net asset value (NAV) of the liquid assets portfolio was $41.7 billion at June 30, 2021 ($40.8 billion at June 30, 2020). The NAV of the Funded Liquidity Portfolio was $26.9 billion at June 30, 2021 ($28.5 billion at June 30, 2020) and the NAV of the Net Worth Funded Portfolio was $14.8 billion at June 30, 2021 ($12.3 billion at June 30, 2020). The increase in FY21 was due to an increase of $2.4 billion in the Net Worth Funded Portfolio that reflects investment of cash from net equity sales plus net income from Investment Operations related to loans and liquidity management, partially offset by a $1.5 billion decline in Funded Liquidity Portfolio due to a shortfall in net debt issuances relative to net disbursements to clients.

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Management’s Discussion and Analysis

FUNDED LIQUIDITY PORTFOLIO
IFC's primary funding source for liquid assets is market borrowings. Proceeds of borrowings from market sources not immediately disbursed for loans and loan-like debt securities are managed internally against money market benchmarks in the Funded Liquidity Portfolio. In FY20, a small portion of the portfolio managed by third parties was liquidated, and is now managed internally.
NET WORTH FUNDED PORTFOLIO
The second funding source of liquid assets is the portion of IFC’s net worth not invested in equity and equity-like investments. These funds comprise the Net Worth Funded Portfolio which is managed against a U.S. Treasury benchmark. A portion of these assets were managed by third parties with the same benchmark as the part managed internally. During FY20, these funds were liquidated and are now managed internally.
Income from liquid assets trading activities5 was $327 million in FY21, of which $302 million was from the Funded Liquidity Portfolio and $25 million was from the Net Worth Funded Portfolio. Income from liquid assets trading activities, net of allocated funding costs was $224 million in FY21, of which $199 million from the Funded Liquidity Portfolio and $25 million was from the Net Worth Funded Portfolio ($506 million in FY20 of which a loss of $12 million was from the Funded Liquidity Portfolio and income of $518 million was from the Net Worth Funded Portfolio).
SECTION V. FUNDING RESOURCES
IFC’s funding resources (comprising borrowings, paid-in capital and retained earnings) as of June 30, 2021 and June 30, 2020 are as follows:
Figure 12: IFC's Funding Resources (US$ in millions)
BORROWINGS
The major source of IFC’s borrowings is the international capital markets. Under the Articles of Agreement, IFC may borrow in the public markets of a member country only with approvals from that member, together with the member in whose currency the borrowing is denominated.
IFC’s new medium- and long-term borrowings (after the effect of borrowing-related derivatives and including discount notes with maturities greater than three months of $5.2 billion in FY21, $3.7 billion in FY20) totaled $18.2 billion during FY21 ($14.6 billion in FY20) reflecting the favorable market conditions presented during the year. In addition, the Board of Directors has authorized the repurchase and/or redemption of debt obligations issued by IFC, which enhances the liquidity of IFC’s borrowings. During FY21, IFC repurchased and retired $1.1 billion of outstanding debt ($2.1 billion in FY20), including debt called and bought back, generating gains on buybacks (from fees and capital gains) of $3 million in FY21 ($7 million in FY20 million).
5 Reported gross of borrowing costs and excluding foreign exchange gains and losses on local currency Funded Liquidity which are reported separately in foreign currency gains and losses on non-trading activities.

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Management’s Discussion and Analysis

IFC diversifies its borrowings by currency, country, source, and maturity to provide flexibility and cost-effectiveness. In FY21, IFC borrowed in 26 currencies and in final maturities ranging from 3 months to 40 years. Borrowings outstanding have a weighted average remaining contractual maturity of 5.8 years at June 30, 2021 (7.4 years at June 30, 2020). Actual maturities may differ from contractual maturities due to the existence of call features in certain of IFC’s borrowings.
Market borrowings are generally swapped into floating-rate obligations denominated in US dollars. As of June 30, 2021, IFC had gross payables from borrowing-related currency swaps of $29.3 billion ($27.6 billion at June 30, 2020) and from borrowing-related interest rate swaps in the notional principal payable amount of $23.0 billion ($25.6 billion at June 30, 2020). After the effect of these derivative instruments is taken into consideration, 97% of IFC’s market borrowings at June 30, 2021 were variable rate US dollar-denominated (97% – June 30, 2020). The weighted average cost of outstanding market borrowings after currency and interest rate swap transactions was 0.4% at June 30, 2021 (1.1% at June 30, 2020). The decrease in cost of borrowings compared to the prior year was due to significantly lower US dollar six‑month LIBOR rates.
IFC uses its borrowings as a tool to promote capital markets development in emerging and frontier markets and this can result in raising local currency funds. Proceeds of these issuances not disbursed into loans have primarily been invested in securities of the related sovereign and sovereign instrumentalities in the currency of the issuances. Borrowings from market sources at June 30, 2021 with no associated interest rate or currency swap amounted to 3% of the total borrowings from market sources (4% at June 30, 2020). As of June 30, 2021, $1.6 billion ($1.9 billion as of June 30, 2020) of such non-US dollar denominated market borrowings were outstanding, denominated in Bangladeshi taka, Botswanan pula, Costa Rican colòn, Dominican peso, Georgian lari, Indonesian rupiah, Indian rupee, Kazakhstan tenge, Philippine peso, new Romanian lei, Turkish lira, Ukrainian hrivnya and Uzbekistan sum. Proceeds of such borrowings were invested in such local currencies, on-lent to clients and/or partially swapped into US dollars.
IFC has short-term discount note programs in US dollar and Chinese renminbi to provide an additional funding and liquidity management tool for IFC in support of certain of IFC’s trade finance and supply chain initiatives and to expand the availability of short term local currency finance. The discount note programs provide for issuances with maturities ranging from overnight to one year. The weighted average cost of discount note borrowing in FY21 was 0.2%. During FY21, IFC issued $5.2 billion of discount notes and $2.6 billion were outstanding as of June 30, 2021 under the short-term discount note programs.
CAPITAL AND RETAINED EARNINGS
Table 11: IFC's Capital

(US$ in millions)	June 30, 2021	June 30, 2020
Capital
Capital stock, authorized	$25,080	$25,080
Subscribed capital	22,806	20,366
Less: unpaid portion of subscriptions	(2,046)	(799)
Paid-in capital	20,760	19,567
Accumulated other comprehensive loss	(1,118)	(1,984)
Retained earnings	11,602	7,599
Total Capital	$31,244	$25,182
At June 30, 2021 and June 30, 2020, retained earnings comprised the following:
Table 12: IFC's Retained Earnings

(US$ in millions)	June 30, 2021	June 30, 2020
Undesignated Retained Earnings	$11,395	$7,166
Designated Retained Earnings:
Creating Markets Advisory Window	$151	135
Advisory Services	42	69
SME Ventures	14	15
Performance-Based Grants Initiative	—	1
Grants to IDA	—	213
Total Designated Retained Earnings	$207	$433
Total Retained Earnings	$11,602	$7,599

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Management’s Discussion and Analysis

Following the Spring Meetings in April 2018, a financing package, comprising: (i) a three-step capital raising process: Conversion of a portion of retained earnings into paid-in capital, a SCI and GCI that would provide up to $5.5 billion in additional paid-in capital; (ii) a planned suspension of grants to IDA after the conclusion of the IDA18; and (iii) internal measures for increased efficiency was endorsed by the Board of Governors. The authorized capital stock at June 30, 2021 is 25,079,991 shares of $1,000 par value each (unchanged from at June 30, 2020).
The GCI and SCI Resolutions were adopted and became effective on April 16, 2020 and $17 billion of retained earnings were converted into paid-in-capital in April 2020, and the capital subscription process was formally launched on April 22, 2020. As of June 30, 2021, 62 countries have subscribed a total of $3,239 million (GCI – $2,839 million and SCI – $400 million) and payment of $1,193 million (GCI – $936 million and SCI – $257 million) was received from 40 countries.
Designations of Retained Earnings
Amounts available to be designated are determined based on a Board of Directors-approved income-based formula and on a principles-based Board of Directors-approved financial distribution policy and are approved by the Board of Directors.
IFC’s Board of Directors approved a change to the sliding-scale formula and the methodology used for calculating the incremental rate of designation, beginning with the designation in respect of FY17. The revised approach establishes a threshold that no designations of any kind can take place if IFC’s DSC ratio is below 2% and establishes a framework for prioritizing future designations to Advisory Services and for transfers to IDA based on IFC’s DSC ratio and a cushion for Advisory Services. IFC has also created a new mechanism that was funded for the first time in FY18, the Creating Markets Advisory Window (CMAW), to focus on market creation in eligible IDA countries and FCS.
The revised approach established a maximum cumulative amount that can be contributed to IDA, during the IDA18, of $300 million, with no more than $100 million in any given year (plus any shortfall from earlier years).
The approach also conditions Grants to IDA during a fiscal year at IFC’s Net Income, if any, for the nine months ended March 31 of that fiscal year with actual transfer to occur in June of that fiscal year. Any amounts designated in prior years and not transferred pursuant to this requirement would be deferred to the next fiscal year. Grants to IDA would also be deferred to the next fiscal year if capital as reported on IFC’s consolidated balance sheet has declined between June 30 of the prior fiscal year and March 31 of that fiscal year.
IFC recognizes designations of retained earnings for Advisory Services and CMAW when the Board of Directors approves it and recognizes designations of retained earnings for grants to IDA when it is noted with approval by the Board of Governors. Expenditures for the various approved designations are recorded as expenses in IFC’s consolidated statement of operations in the period in which they occur and have the effect of reducing retained earnings designated for this specific purpose.
New designations to IDA have been suspended, effective FY20. $213 million of designations approved in FY18 and FY19 was paid and expensed during FY21, as the conditions for transfer were not met until FY21.
IFC reviewed the calculation of Income Available for Designations in FY20 due to the adoption of ASU 2016-01, Recognition and Measurement of Financial Assets and Liabilities in FY19 which resulted in all unrealized gains and losses on equity investments being reported in Net Income. Beginning in FY20, IFC uses “income excluding unrealized gains and losses on investments and borrowings and grants to IDA” as the metric for Income Available for Designations.
FY20 Designations
Income available for designations in FY20 (a non-U.S. GAAP measure) totaled $572 million, calculated as net income excluding unrealized gains and losses on investments and borrowings and grants to IDA. Based on the new Board-approved distribution policy outlined above, the maximum amount available for designation was $44 million. On August 7, 2020, the Board of Directors approved a designation of $44 million of IFC’s retained earnings for CMAW, subject to the conditions detailed above. There were no designations of IFC's retained earnings for Advisory Services. The designation was noted with approval by the Board of Governors on October 15, 2020.
FY21 Designations
Income available for designations in FY21 (a non-U.S. GAAP measure) totaled $1,066 million, calculated as net income excluding unrealized gains and losses on investments and borrowings and grants to IDA. Based on the new Board-approved distribution policy outlined above, the maximum amount available for designation was $161 million. On August 5, 2021, the Board of Directors approved a designation of $89 million of IFC’s retained earnings for CMAW and a designation of $72 million of IFC's retained earnings for Advisory Services. These designations are expected to be noted with approval by the Board of Governors and concluded in FY22.
Deployable Strategic Capital ratio
IFC’s Capital Adequacy, as measured by DSC ratio was 23.4% at the end of FY21, higher than the 17.9% level at the end of FY20. The 5.5 percentage point (pp) increase was largely attributed to the increase in Capital Available, of which 2.9pp was due to encashments from the capital increase. This was partially offset by an increase in Capital Required to support the business and Treasury portfolios.

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Management’s Discussion and Analysis

SECTION VI. RISK MANAGEMENT
IFC RISK MANAGEMENT RESPONSE TO COVID-19
The global economic impact of the COVID-19 pandemic has been profound, and the pace of recovery is expected to vary across countries. While progress on vaccinations, a recovery in global trade, and strong policy responses have helped improve the near-term global outlook, there is a risk of decoupling between developed and developing markets, based on access to vaccines and capacity to provide pandemic-related economic and financial policy support. Looking forward, there is a risk of successive waves of new infection, including new strains, and vaccination distribution and inoculation delays, which could put further pressure on developing countries.
From a risk management perspective, FY21 has seen IFC build on the initial COVID-19 response. The involvement of risk management was key to fast-tracking IFC’s COVID-19 emergency financial initiatives. In FY21, IFC has continued to pay close attention to the risk profile of its portfolio, in light of heightened pandemic-related risks. This portfolio monitoring has included stress testing of the portfolio, at the Corporate level as well as in key markets.
ENTERPRISE RISK MANAGEMENT
IFC provides long-term investments and advisory services to the private sector in emerging markets and is therefore exposed to a range of potential financial and non-financial impacts. Active monitoring and sound management of evolving risks remain critical pillars in terms of fulfilling IFC’s mission.
Enterprise Risk Management Framework
IFC’s enterprise risk management (ERM) framework is designed to enable the prudent management of financial and reputational impacts that originate from the Corporation’s business activities. In this context, IFC’s risk management efforts are designed specifically to help align the Corporation’s performance with its strategic direction. The ERM framework that IFC adopted in the year ended June 30, 2014 remains aligned with industry standards and is designed to underpin IFC's response to risk by defining:
•IFC's core risk management principles;
•A common risk taxonomy for use across the organization, to help ensure that risk management efforts are coordinated and aligned across the distinct parts of the organization that share responsibility for managing different aspects of risk;
•A standard classification of roles and responsibilities for risk management, to differentiate and thereby clarify how different parts of the Corporation contribute towards the overall management of risk;
•How emerging and evolving risks are identified, defined, monitored and managed; and
•The structures, processes and methods that are necessary to put active risk management into practice.
Key Risk Management Principles
The key principles that continue to inform IFC’s ERM Framework are:
•Maximizing development impact while maintaining financial sustainability within specified tolerances;
•Ensuring that business decisions are based on a thorough understanding of risks and that risks and rewards are balanced appropriately;
•Being disciplined and selective in undertaking activities that could cause significant adverse reputational impact; and
•Sharing responsibility for risk management across the Corporation.
The ERM Framework comprises several components, each addressing a specific issue within the Framework. These components are dynamic in nature and reflect the fact that IFC’s risk management evolution is a continual, iterative and interconnected effort.

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The ERM Framework is depicted as follows:
Figure 13: IFC's Enterprise Risk Management Framework

What else can go wrong and how are the risks that IFC faces interconnected?
What are all the risks to IFC's business strategy and operations?
Stress Testing
Coverage
What is IFC doing about the risks?
How much risk is IFC willing to take?
Response
Risk Appetite
Risk Culture
Control Environment
Governance & Policies
How good is IFC at overseeing its risk taking?
How well does IFC manage its risks?
Measurement & Evaluation
Risk Data & Infrastructure
How does IFC determine the size and scope of the risks?
How does IFC ensure it has the right information to manage its risk profile?

Risk Culture – Starting with IFC’s senior management, building the right risk culture instills behaviors that are integral to the success of ERM.
Risk Coverage – IFC’s risk profile is assessed across five classes of risk, namely credit, market, operational, liquidity and business risks. Each of these is addressed in this section.
Risk Appetite – A comprehensive set of explicit risk appetite statements, with associated metrics, provides a consistent and integrated basis for making decisions that impact IFC’s risk profile, while monitoring IFC’s risk exposures, and taking remedial action when risk tolerances are threatened or exceeded.
Risk Governance and Policies – IFC’s risk governance structure is based on the industry-standard principle of “three lines of defense”.
•IFC’s first line of defense is line management, consisting of frontline decision makers on individual projects and transactions. The second line of defense is, collectively, the Management Team, its committees and IFC’s independent risk management functions. Independent oversight bodies, together with the Board of Directors, serve as the third line of defense. These independent oversight bodies are:
•The Independent Evaluation Group, which assesses the alignment between projected and realized outcomes of IFC’s investment and advisory projects undertaken with its clients;
•The Compliance Advisor/Ombudsman, which is the independent recourse mechanism for IFC’s stakeholders, responding to complaints from project-affected communities with the goal of enhancing social and environmental outcomes on the ground;
•The WBG’s Internal Audit Vice Presidency, which evaluates the effectiveness of the organization’s governance, risk management, and control processes; and
•The Integrity Vice-Presidency, which investigates and pursues sanctions related to allegations of fraud and corruption in WBG-financed activities.
•IFC’s risk management policies define the types and amounts of risk that IFC’s Management Team is willing to assume, via delegated authority from the Board.
Risk Data and Infrastructure – Source data is collected, integrated and analyzed to support decision-making across the Corporation.
Measurement and Evaluation – IFC uses a combination of quantitative and qualitative metrics to manage its risk profile. Key metrics for each category of risk are discussed later in this section.
Control Environment – Management relies on internal controls, modelled on the Committee of Sponsoring Organizations of the Treadway Commission (COSO) Framework, to reduce the level of financial reporting risk to an acceptable level.

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Risk Response – Risks are analyzed and monitored by IFC’s risk oversight units and the Corporate Risk Committee, a subcommittee of IFC’s Management Team, which meets frequently to discuss and decide upon enterprise-level risk issues.
Stress Testing – IFC-wide stress testing provides Management with an additional tool to inform capital management and decision making. The testing involves multi-year projections of IFC’s financial performance and capital adequacy under base case and stressed macroeconomic scenarios.
Enterprise Level Risk Appetite
IFC has developed risk appetite statements which set the direction for the Corporation’s willingness to take risks in fulfilment of its development goals. These statements reflect the Corporation’s core values of maximizing development impact, preserving its financial sustainability and safeguarding its reputation.
At the strategic level, IFC has adopted the following risk appetite statements:
•Developmental Impact: IFC will maximize developmental impact by focusing on the WBG’s twin goals of addressing extreme poverty and boosting shared prosperity, while maintaining financial sustainability and safeguarding its brand.
•Financial Sustainability: IFC will generate and maintain sufficient financial resources, conduct its business and manage risks consistent with standards implied by a triple-A rating.
•Safeguarding Reputation: In determining what engagement and activities to pursue, IFC will assess whether any potential adverse impact to its reputation is balanced by the potential development impact.
IFC applies a rigorous ex-ante and ex-post impact assessment framework, Anticipated Impact Measurement and Monitoring (AIMM) under which projects are scored, incentives are set and trade-offs managed on a portfolio basis.
From a financial sustainability perspective, the capital required to maintain a triple-A rating is assessed using an economic capital framework, which is the foundation of financial risk management at IFC. Economic capital acts as a “common currency of risk” across the organization, providing IFC with an objective, quantifiable measure of risk that can be applied consistently across business lines, products, regions and sectors. IFC holds economic capital for credit, market and operational risks. The primary measure of capital adequacy is DSC, which is the capital available to support future commitments over and above the current portfolio plus an additional capital buffer.
IFC conforms to key financial policies approved by its Board of Directors, as detailed below:
•Capital Adequacy Policy – IFC is required to maintain a minimum level of total resources (including paid-in capital, total loss reserve and retained earnings, net of designations) equal to total potential losses for all on- and off-balance sheet exposures estimated at levels consistent with maintaining a triple-A rating.
•Leverage Policy – IFC’s outstanding debt plus guarantees held must not exceed four times its net worth.
•Overall Liquidity Policy – Minimum liquidity (liquid assets) must be sufficient at all times to cover at least 45% of IFC’s estimated net cash requirements for the next three years.
•Matched Funding Policy – Loans are funded with liabilities that have similar characteristics in terms of interest rate basis, currency, and maturity, except for new products, approved by the Board of Directors, involving asset-liability mismatches.
In order to safeguard its reputation, IFC pays close attention to potential adverse reputational impacts which may exceed its risk tolerance, as negative perceptions of IFC held by stakeholders or the general public may ultimately impact IFCs ability to carry out business effectively. In determining which engagements and activities to pursue, IFC assesses whether any identified potential adverse impact to its reputation is balanced by the project’s or program’s potential development impact and financial returns.
One of the key forward-looking tools used by IFC for promoting its brand and managing reputational impact is effective communication. Communication activities are coordinated by the IFC’s Partnerships, Communication & Outreach Vice Presidency. This unit provides advice on strategic and crisis communications for managing potential and actual reputational impacts at both the corporate and project levels, throughout the project life cycle. It is also responsible for external and internal communications, campaigns, civil society engagement, brand marketing, and web, social, and other media. It collaborates across IFC and works in conjunction with other WBG entities to develop and implement effective communications strategies that strengthen the IFC brand.

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TREASURY RISK MANAGEMENT
Treasury risks are managed through a two-tier risk framework: (1) a comprehensive policy framework and (2) an economic capital limit for Treasury activities. The policy framework is based on four principles:
▪Investment in high quality assets;
•Diversification via position size/concentration limits;
•Limits on market risks (credit spread, interest rate, foreign exchange, and option risks); and
•Proactive portfolio surveillance.
In line with regulatory changes in global financial markets, IFC has continued to refine its Treasury risk management framework, including management of funding and liquidity risks.
CREDIT RISK MANAGEMENT
Definition and Scope of Credit Risk
IFC defines credit risk as the risk of loss of principal or loss of an expected financial return due to credit events such as a default or downgrade in credit ratings or any other failure to meet a contractual obligation that results in financial loss. IFC is exposed to credit risk in its loan portfolio and to investment and counterparty credit risk in its Treasury portfolio.
Investment Operations
Credit risk in investment projects is actively managed throughout the project life cycle. Investment teams are responsible for gathering necessary information from the client and other relevant stakeholders to verify the financial viability of each project, and for assigning a credit rating (CR) at defined stages in the project approval process. The CR, the investment size, the product type and other project-related risks determine the authority level required for the approval of each transaction. All projects are subject to independent credit assessment by a credit officer within the independent Risk and Financial Sustainability Vice Presidency and who participates in the project approval process. Projects are approved with reference to a number of operational and prudential limits approved by the Corporate Risk Committee, including limits related to single project or client exposure, single country exposure, and sector concentration; these are detailed below:
•IFC’s total exposure to a country, for the purpose of setting exposure limits, is measured as the amount of economic capital required to support its investment portfolio in that country. Exposure limits are set for each country based on the size of its economy and its risk rating. Sub-limits apply for certain sector exposures within a country.
•IFC’s total exposure to a single client or client group may not exceed stipulated economic capital and nominal limits based on the Credit Rating for the client.
•Individual Investment Limits are applied at the individual project or client level to prevent excessive concentrations.
•Preferential debt exposure to a country is limited by reference to that country’s total medium and long-term external debt.
•IFC’s total equity and quasi-equity exposure (outstanding exposure net of impairments) shall not exceed IFC’s net worth.
IFC’s investment projects are actively supervised after commitment. CRs are reviewed regularly for each project, with frequency depending on the level of CR assigned, and revised if new material information is received. In addition, an independent risk management team in the Risk & Finance Vice Presidency regularly assesses IFC’s portfolio, including stress testing of exposure to emerging risks. Additionally, the Corporate Portfolio Management Department, as part of the Chief Operating Officer's (COO) Vice Presidency, regularly reports to the Operations Committee on the performance of the overall debt and equity portfolio, and performs deep dives on selected top country and sector exposures, along with areas of strategic importance to IFC. When projects show signs of financial distress, immediate attention is key for improving potential outcomes. Seasoned “workout” professionals from IFC’s Department of Special Operations in the Risk & Finance Vice Presidency focus on projects, to implement the restructuring, or possible recovery, of IFC’s exposure.
The credit risk of loans is quantified in terms of the probability of default, loss given default and exposure at risk. These risk parameters are used in the processes to determine risk-based returns, project-based capital allocation and internal risk management purposes, as well as for establishing reserve against losses on loans under the new Current Expected Credit Losses accounting standard, ASU 3266 and exposure limits.
6 Accounting Standards Update 2016-13, Measurement of Credit Losses on Financial Instruments and related amendments, which is incorporated in ASC Topic 326, Financial Instruments-Credit Losses.

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Treasury Operations
IFC manages its exposures to investments and counterparties in its Treasury operations to mitigate potential losses from the failure by a counterparty to fulfill its contractual obligations. Counterparty eligibility criteria are set by Authorizations from the Board of Directors and by Directives approved by IFC’s Corporate Risk Committee. Eligible investments and counterparties are predominantly sovereign governments, government agencies, banks, and financial institutions with high quality credit ratings issued by leading international credit rating agencies.
Details of applicable financial policies and guidelines are given below:
•Counterparties are selected based on standard eligibility criteria, with a tenor limit for deposits and repurchase agreements.
•Counterparties for derivative instruments are generally restricted to banks and financial institutions with high quality credit ratings from leading international credit rating agencies; for the sole purpose of funding local currency loans, eligibility is extended to central banks and select local banks.
•Exposures to individual counterparties are subject to exposure limits.
•IFC signs collateral agreements with counterparties that require the posting of collateral when net mark-to-market exposures exceed certain predetermined thresholds.
•For exchange-traded instruments, credit risk is limited by restricting transactions to a list of authorized exchanges, contract types and dealers.
FY21 CREDIT RISK COMMENTARY
Investment Operations
Selected indicators of credit risk exposure in IFC’s loan portfolio, together with the five-year trend of non-performing loans (NPLs), are given below:
Table 13: IFC Loan Portfolio Credit Risk Indicators

INDICATOR	June 30, 2021	June 30, 2020	Change
NPLs as % of the loan portfolio[a]	4.4%	5.5%	Down 1.1%
Principal amount outstanding on NPLs	$1,493 million	$1,770 million	Down $277 million
Total reserve against losses on loans	$1,324 million	$1,648 million	Down $324 million
Total reserve against losses on loans as % of disbursed loan portfolio	4.9%	6.3%	Down 1.4%
Total reserve against losses on guarantees	$11 million	$29 million	Down $18 million
________
a    NPL ratio is calculated on loan portfolio inclusive of debt securities portfolio.
Figure 14: NPLs as Percentage of Disbursed Loan Portfolio

$ NPLs
% of disbursed loan portfolio
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
$ millions
7.0
6.0
5.0
4.0
3.0
2.0
1.0
0.0
% of disbursed loan portfolio
FY17
FY18
FY19
FY20
FY21

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Additional details are provided in Section VIII – Results of Operations (Provision for Losses on Loans, Off-balance Sheet Credit Exposures and Other Receivables).
Treasury Operations
Treasury operations counterparties remain well diversified by sector and geography. In accordance with its agreements with counterparties, at June 30, 2021, IFC held $1,060 million in cash and $21 million in securities as collateral for changes in mark-to-market exposures on open trades ($597 million in cash and $24 million in securities – June 30, 2020).
MARKET RISK MANAGEMENT
Definition and Scope of Market Risk
Market risk is the risk of losses in positions arising from movements in market prices. IFC’s exposure to market risk is mitigated by its matched funding policy, whereby it uses derivative instruments to convert loans funded from market borrowings, and the market borrowings themselves, into floating rate US dollar assets and liabilities with similar duration. Similarly, market risk resulting from derivative transactions with clients, to facilitate clients’ risk management, is typically mitigated by entering into offsetting positions with highly rated market counterparties. IFC’s exposure to unhedged market risk arises primarily from its listed and unlisted equity investments in emerging markets, its quasi-equity loans, and its Treasury liquid asset portfolio.
Equity Investments
The risk of loss in value of IFC’s emerging markets equity investments is mitigated primarily by applying the same limits framework, decision making process and portfolio management methods as described above for its lending operations. IFC has a multi-year horizon for its equity investments and accepts short term price volatility of these investments, which can be significant.
Liquid Asset Portfolios
Market risk in IFC’s liquid asset portfolios is managed according to the risk appetite chosen by IFC Management using derivative and other financial instruments such as over-the-counter foreign exchange forward agreements, interest rate and currency swaps, and exchange-traded interest rate futures and options. Overall market risk exposure is also subject to daily monitoring, based on Directives approved by the Corporate Risk Committee, which limit interest rate, credit spread, and foreign exchange risk.
Asset-Liability Management
While IFC’s matched-funding policy helps mitigate currency and interest rate risk, IFC is still exposed to residual market risks in the market borrowings-funded portion of the balance sheet. Residual currency risk arises from factors such as changes in the level of reserve for losses on non-US dollar loans. The aggregate position in each lending currency is monitored and the risk is managed to within the limits established for each currency and the total exposure for all currencies. Residual interest rate risk may arise from differing interest rate reset dates on assets and liabilities or from assets that may become mismatched with hedges over time due to write-downs, prepayments, or rescheduling. The residual interest rate risk is managed by measuring the sensitivity of the present value of assets and liabilities in each currency to a one basis point change in interest rates and managing exposures to within the established limits for each currency and the total exposure for all currencies.
FY21 Market Risk Commentary
Although COVID-19 required resources to be promptly diverted towards dealing with the pandemic’s impact on IFC’s clients, portfolio and private sector partners, adequate time and effort continued to be allocated towards LIBOR transition preparedness. After a very thorough impact and financial planning study, IFC laid the foundation for the LIBOR transition implementation by mobilizing all relevant departments within organization, establishing a strong governance structure, setting up relevant working groups, appropriating budget, starting awareness/information/training campaigns and identifying key risks. In addition, proper fallback language has been developed for use in IFC's syndications and multi-lender loans, as well as for LIBOR-related provision in USD fixed-rate loans, local currency loans, hybrid loans and client risk management (swap) transactions.
Liquid Asset Portfolios — IFC’s liquid asset portfolios have short-tenor benchmarks and deviations from those benchmarks are typically small. FY21 saw increased volatility in US Treasuries, but this was partially offset by lower credit spread exposure. In addition, the liquid asset portfolios reduced risk exposure to more capital-intensive sectors such as securitized products and increased risk exposure to less capital-intensive sectors. Interest rate, foreign exchange, and credit spread risks were controlled on a daily basis using a system of limits monitored to ensure ongoing compliance during FY21.
Equity Investments — Equity markets had a stellar year on the back of unprecedented fiscal and monetary stimulus provided by governments and central banks across many developed and developing countries. World markets continued to rise since the start of FY21 and were hovering around all-time highs in June 2021 in both emerging and developed markets. Since the start of FY21, World markets (Bloomberg World Index) has risen 37% and Emerging markets (MSCI Emerging Markets Index) has risen 41% after peaking in February 2021. The market recoveries are frontrunning improvements in the underlying economic performance as world economies continue to struggle to control COVID-19 resurgence and fully open economic activity due to COVID-19 variants, which fuels uncertainty in economic outlook. The high liquidity environment has also led to a sharp rise in commodity prices with most commodities

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Management’s Discussion and Analysis

rising significantly and prices (Bloomberg Commodity Index) rising 41% since the start of the fiscal year. Oil prices (WTI) have risen from $41/barrel at the beginning of the fiscal year to $72/barrel in June 2021, a level last seen in 2017-18. Grain prices (S&P GSCI Grain Index Spot CME) rose 82% from the start of the fiscal year to May 2021 before giving back some gains and finishing FY21 approximately 47% up. The rapid rise in commodity prices is creating inflationary pressures on a global basis, however, the central banks are considering these pressures to be transitory rather than structural. Gold prices had been mostly flat at $1,770/oz, and the US dollar depreciated 6% versus a basket of emerging market currencies (the JP Morgan Emerging Market Currency Index). IFC has been actively managing its equity portfolio and taking advantage of the rise in valuations to exit from mature positions and holdings where IFC’s role has been completed. IFC continues to focus on strategic and highly selective additions on the new business front, as well as active management of its equity portfolio with the rigorous analysis of macroeconomic trends informing management decision making throughout the project lifecycle.
LIQUIDITY RISK MANAGEMENT
IFC defines liquidity risk as not having sufficient liquidity for its normal operations, contractual obligations and any countercyclical roles. IFC faces liquidity risk in its core development finance activities because its investments are predominantly illiquid in nature due to the lack of capital flows, the infrequency of transactions, and the lack of price transparency in many emerging markets. IFC uses Liquidity Coverage Ratio (LCR) to ensure it has more than sufficient funds for its operational needs. These funds are maintained and managed as part of the liquid asset portfolio consisting of high-quality liquid assets that can be converted to cash with minimal financial loss.
Funding
IFC’s funding operations ensure that IFC has the funds required for its lending operations, and that it has sufficient liquidity to safeguard its triple-A rating and fulfill IFC’s counter-cyclical role. IFC can access a variety of funding markets, including the US dollar market, Pounds sterling market and the Australian dollar market as well as private placement and retail markets. IFC’s discount note program complements IFC's traditional funding sources by providing swift access to funded liquidity. IFC’s triple-A rating is critical to the Corporation’s ability to maintain its low cost of funds. Regular issuance in a variety of markets serves to sustain investor confidence and maintain a diversified investor base.
Liquid Asset Portfolio
Liquidity risk is addressed by maintaining the size of the liquid asset portfolio from the stressed LCRs with sufficient additional buffers. These funds are subjected to strict investment eligibility criteria defined in Directives approved by IFC’s Corporate Risk Committee (CRC). Examples of eligibility criteria include minimum issuance sizes required for bond investments, and limits on single bond issue concentration and limits on the percentage of total bond issuance held by IFC. Consequently, a significant portion of the liquid asset portfolio is invested in highly liquid securities such as high-quality sovereign, sovereign-guaranteed, and supranational fixed income instruments. IFC expects to continue to be able to realize these assets as needed to meet its cash requirements, even in a liquidity crisis with minimal financial losses.
FY21 Liquidity Risk Commentary
On June 30, 2021, IFC’s liquid asset portfolios totaled $41.7 billion (June 30, 2020 – $40.8 billion). The Corporation’s overall LCR as a percentage of next three years’ estimated net cash needs stood at 114%, above the minimum requirement of 45%. During FY21, IFC raised $18.2 billion in market borrowings, net of derivatives and including discount notes with maturities greater than three months of $5.2 billion (FY20 – $14.6 billion). The outstanding balance under the Short-term Discount Note Program at June 30, 2021 was $2.6 billion (June 30, 2020 – $3.0 billion). In FY21, IFC’s funding costs versus US dollar 6 month LIBOR decreased when compared with FY20 consistent with lower funding spreads for other triple-A Multilateral Development Bank issuers in the capital markets.
OPERATIONAL RISK MANAGEMENT
Consistent with the Basel Framework, IFC defines operational risk as the risk of loss resulting from inadequate or failed internal processes, people and systems, or from external events and holds economic capital against such risks. Given IFC’s business model, both financial and non-financial potential impacts are considered in assessment of risks.
IFC’s Operational Risk Management (ORM) program conforms to a Directive approved by the CRC, which defines the management of, and roles and responsibilities for, operational risk management in the Corporation. IFC’s ORM approach is designed to ensure that operational risks are identified, assessed, and managed to enable senior management to determine which risks IFC will accept, mitigate, avoid or transfer. IFC seeks to manage key risks by maintaining a comprehensive set of business processes and internal controls.
IFC utilizes risk transfer mechanisms, including insurance, at both the project and the institutional levels for mitigation of low probability/frequency and high impact operational risks. IFC identifies and evaluates operational risks from a standard likelihood-potential impact approach, determines available contractual transfer and insurance options to bring residual risk within tolerance, implements the recommended/approved structuring of that risk, and tracks its effectiveness over time. IFC insures its corporate assets and operations against catastrophic losses where commercially viable.

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FY21 Operational Risk Commentary
IFC continues to develop and implement enhanced methodologies to identify, assess, mitigate, and monitor material operational risks in its key activities. The main ORM tools that IFC utilizes include Risk and Control Self-Assessments, recording and analysis of operational risk events, and monitoring of Key Risk Indicators.
IFC identifies, assesses, and monitors operational risks across the following key value chains/business functions, also known as operational risk areas: Debt, Equity, Treasury, Advisory Services, Third Party Responsibilities, Business Support Functions, Corporate Functions, and Shared Services. On a quarterly basis, IFC’s corporate ORM function provides a consolidated ORM report to the CRC and a summarized version to the Audit Committee. IFC also continues to focus on its preparedness to react to significant events that could disrupt its normal operations through the Business Continuity Management program, which covers critical business processes across all IFC offices.
IFC’s operations rely on the secure processing, storage and transmission of confidential and other information in computer systems and networks. As is the case for financial institutions generally, IFC’s cybersecurity risk has increased over the years due to the changing needs of its business and evolving sophistication of the threat landscape. These risks are unavoidable and WBG seeks to manage them on a cost-effective basis within targeted levels consistent with the organization’s risk appetite.
To protect the security of its computer systems, software, networks and other technology assets, WBG has adopted a multi-layered approach to cybersecurity risk management to help detect malicious activities, both from within the organization and from external sources. In managing emerging cyber threats, WBG regularly reviews and adapts its technical and process-level controls, and raises the level of user awareness to mitigate the risks. On a periodic basis, WBG also assesses the maturity and effectiveness of its cybersecurity defenses and strives to incorporate industry standard risk mitigation techniques, including but not limited to, targeted testing, internal and external audits, incident response tabletop exercises, and industry benchmarking.
BUSINESS RISK MANAGEMENT
Definition and Scope of Business Risk
Business risk is non-financial risk related to IFC’s business activities and that is not covered by other risk dimensions. It has the following components, which are described in the paragraphs below together with the specific risk mitigation measures that are adopted: environment and social; corporate governance; integrity; anti-money laundering and combating the financing of terrorism (AML/CFT); use of offshore financial centers (OFCs); management of operational conflict of interest; data privacy and data access management; risks associated with external financing and mobilization activities; and management of relevant policies and procedures.
Environment and Social Risk
Environment and social (E&S) risk is the risk that IFC does not effectively engage and influence clients to fulfill the requirements of the Performance Standards on Environmental and Social Sustainability, potentially causing harm to people or the environment. The Performance Standards form part of IFC’s Sustainability Framework, articulating the Corporation's strategic commitment to sustainable development:
•The Performance Standards guide clients on sustainable business practices, including continually identifying and managing risks through analytical work such as environmental and social assessments; stakeholder engagement; and client disclosure obligations in relation to project-level activities.
•The Policy on Environmental and Social Sustainability describes IFC's commitments, roles and responsibilities in relation to environmental and social sustainability.
•IFC's Access to Information Policy reflects the Corporation’s commitment to transparency and good governance and outlines institutional disclosure obligations.
IFC uses the Sustainability Framework along with other strategies, policies and initiatives to focus business activities on achieving the Corporation’s development objectives. All project teams are required to record expectations of development outcomes with time-bound targets using standard indicators. These indicators are tracked, and performance is rated on an annual basis for the duration of every project.
Figure 15 shows the historic Environmental and Social Risk Rating (ESRR) distribution by fiscal year. This distribution depicts a broad E&S risk profile of IFC's portfolio. There was a measurable improvement in the last five fiscal years.
Client Corporate Governance Risk
Corporate governance risk is the risk that IFC’s clients have inefficient or ineffective corporate governance practices, leading to adverse reputational or financial impact on IFC. IFC manages corporate governance risk primarily by conducting a structured evaluation of every new investment project, covering the following six areas:
•Effectiveness of the Board of Directors;
•Sufficiency of internal controls, audit, risk management and compliance governance;

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•Adequacy of financial and non-financial disclosures;
•Adequacy of shareholders’ rights;
•Adequacy of governance of stakeholder engagement; and
•Demonstration of the client’s commitment to implement high quality corporate governance policies and practices.
The findings from these assessments are considered in the decision on whether to proceed with the project.
Integrity Risk
Integrity risk is the risk of engaging with external institutions or persons whose background or activities may have adverse reputational and/or financial impact on IFC. IFC works with a wide range of partners in Investment Operations, Advisory Services and Upstream activities, from multi‑national to small companies, and from government institutions to non-governmental organizations. Thus, each transaction or service opportunity presents unique integrity risks, affected by different factors, including the type of engagement, financial instrument, structure, geography and duration of the engagement. IFC has developed procedures for conducting Integrity Due Diligence and these are used to:
•Uncover integrity risk issues related to a prospective project or engagement and the institutions and persons involved;
•Evaluate and assess integrity risks, including deciding on how to mitigate and whether to accept the risks, and determining next steps, which may include escalation to IFC senior management;
•Appropriately classify integrity risks; and
•Monitor integrity risks throughout the life of the project or engagement.
IFC conducts AML/CFT due diligence on financial institution clients and funds to determine whether the client has arrangements to seek to ensure that:
•Client AML/CFT procedures and controls are structured to comply with relevant national AML/CFT laws and regulations;
•AML/CFT procedures and controls are appropriate for the client’s business and operating environments; and
•Implementation of the client’s AML/CFT controls is effective.
IFC is required to have “due regard” for sanctions adopted by the UN Security Council. As such, IFC has developed a screening process designed to prevent IFC from entering into business relationships with entities or individuals sanctioned by the UN and also generally requires its business partners not to violate UN sanctions or conduct certain types of business related to IFC financing, with UN sanctioned entities and persons. As an international organization, IFC is not required to comply with the national sanctions regimes of individual member countries. However, as part of its overall risk assessment of a specific transaction, IFC screens relevant parties for risks that may arise from various national sanctions regimes to the extent regarded as relevant.
IFC has also developed procedures for analyzing the use of OFCs by clients and sponsors by:
•Determining whether an OFC is eligible to serve as an intermediary jurisdiction for a project by referencing the Global Forum’s published peer reviews (which provides a broad international perspective); and
•Requiring the client to provide information to support the determination that the project’s corporate structure is legitimate and has not been designed for tax evasion/abuse or other illegitimate purposes.
Operational Conflict of Interest Risk
Operational conflicts of interest can arise when IFC has relationships with more than one party, in the interests of more than one party, where the interests of those parties (including IFC’s own interests) might be, or might be perceived to be, inconsistent. Given the nature and scope of products and services that IFC provides to its clients in furtherance of its development mandate, including engaging Upstream, and the different roles played by other WBG entities, actual or perceived operational conflicts of interest can arise in the normal course of its activities. IFC recognizes that adverse legal, reputational, client relationship and other implications may arise if such conflicts are not managed. IFC has implemented policies and procedures to manage these risks.
Data Privacy and Data Access Management Risk
With the growing importance of data to its clients, partners and vendors as well as to IFC’s business operations generally, IFC is building out its controls and protections in the area of data privacy and data access management. For the protection of personal data, the WBG adopted a personal data privacy policy reflecting global principles, which became effective on February 1, 2021. On the same day, IFC adopted a comprehensive policies and procedures framework to operationalize the policy, and is progressively rolling out appropriate technical safeguards and training. On data access management, IFC is enhancing guidance for staff on its information classification and control framework.
External Financing and Mobilization Risk
As well as using its own resources to invest in and provide advice to clients, IFC raises additional funds from public and private sector institutional investors, lenders and donors through several different mechanisms. External financing risk is the risk that when entrusted with oversight of such funds, IFC does not meet its contractual obligations to the third parties involved.

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To mitigate this risk, IFC works within agreed frameworks which establish IFC's responsibilities and obligations with respect to the third parties. For example, where financing to clients is mobilized through B Loans or MCPP, the specialized Syndications Department follows defined processes to identify co-financiers, advise on structuring, and monitor compliance with investment agreements. In some cases, financing from third parties, including donors, is administered through trust funds. IFC follows predefined procedures for clearing all IFC trust fund proposals and agreements and overseeing IFC's trust fund portfolio. Finally, AMC has an independent governance process to make decisions for the benefit of common investors in AMC-managed funds and AMC compliance matters are subject to oversight by the Business Risk and Compliance Department.
FY21 Environmental & Social Risks Commentary
Focused supervision efforts in the last five fiscal years have improved the E&S risk profile of IFC’s investment portfolio by reducing the number of poorly performing projects, defined as a historical ESRR of 3 and 4. The ESRR evaluates a client’s management of E&S risks and avoidance and control of adverse outcomes. In FY21 the pandemic prevented most of IFC’s supervision site visits, however virtual supervision activities and client virtual meetings and documentation reviews helped to maintain a relatively healthy E&S portfolio performance.
Figure 15: ESRR Distribution Trend FY14 – FY21

90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
8%
68%
21%
3%
7%
71%
20%
2%
7%
74%
17%
2%
6%
76%
16%
2%
6%
78%
15%
1%
6%
79%
14%
1%
4%
82%
13%
1%
4%
83%
12%
1%
FY14
FY15
FY16
FY17
FY18
FY19
FY20
FY21
1
2
3
4

ESRR distribution scale: 1) Excellent, 2) Satisfactory, 3) Partly Unsatisfactory, 4) Unsatisfactory. The score is calculated at appraisal as a baseline, and is then updated after each supervision activity.

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Management’s Discussion and Analysis

SECTION VII. CRITICAL ACCOUNTING POLICIES
IFC’s significant accounting policies, as well as estimates made by Management, are integral to its financial reporting. All of these accounting policies require Management to make highly difficult, complex, and subjective judgments as these relate to matters inherently uncertain and susceptible to change. Note A to IFC’s FY21 consolidated financial statements contain a summary of IFC’s significant accounting policies, including a discussion of recently adopted accounting standards and accounting and financial reporting developments. Certain of these policies are considered to be “critical” to the portrayal of IFC’s financial condition and results of operations, since they require Management to make difficult, complex or subjective judgments, some of which may relate to matters that are inherently uncertain.
These policies include:
•Determining the fair value of equity investments, debt securities, loans, liquid assets, borrowings and derivatives, which have no quoted market prices and are accounted for at fair value;
•Determining the level of reserve against losses in the loan portfolio;
•Determining the level and nature of impairment for debt securities carried at fair value with changes in fair value being reported in other comprehensive income (OCI); and
•Determining the future pension and postretirement benefit costs and obligations using actuarial assumptions based on financial market interest rates, past experience, and best estimate of future benefit cost changes and economic conditions.
Many of IFC’s financial instruments are classified in accordance with the fair value hierarchy established by accounting standards for fair value measurements and disclosures which permit the fair value and/or impairment to be estimated based on internally developed models or methodologies utilizing significant inputs that are non-observable.
VALUATION OF FINANCIAL INSTRUMENTS WITH NO QUOTED MARKET PRICES
IFC reports at fair value all of its derivative instruments, liquid asset trading securities, equity investments, investments in debt securities and certain borrowings, and loans. In addition, various investment agreements contain embedded or stand-alone derivatives that, for accounting purposes, are separately accounted for as derivative assets or liabilities. IFC classifies all financial instruments accounted for at fair value based on the fair value hierarchy established by accounting standards for fair value measurements and disclosures as described in more detail in Notes A and R to IFC’s FY21 consolidated financial statements.
The change in fair value of borrowings carried at fair value resulting from changes in instrument-specific credit risk is reported in OCI, while the remaining change in fair value is reported in Net Income.
Many of IFC’s financial instruments accounted for at fair value are valued based on unadjusted quoted market prices or using models where the significant assumptions and inputs are market-observable. The fair values of financial instruments valued using models where the significant assumptions and inputs are not market-observable are generally estimated using complex pricing models of the net present value of estimated future cash flows. Management makes numerous assumptions in developing pricing models, including an assessment about the counterparty’s financial position and prospects, the appropriate discount rates, interest rates, and related volatility and expected movement in foreign currency exchange rates. Changes in assumptions could have a significant impact on the amounts reported as assets and liabilities and the related unrealized gains and losses reported in the income statement and OCI. The fair value computations affect both the Investment services and Treasury segments of IFC (see Note S to the FY21 consolidated financial statements for further discussion of IFC’s business segments).
RESERVE AGAINST LOSSES ON LOANS AND OFF-BALANCE SHEET CREDIT ARRANGEMENTS
IFC recognizes a reserve for credit losses that is deducted from the amortized cost basis of the financial asset to present the net amount expected to be collected on the financial asset on the balance sheet. IFC uses a credit loss methodology that reflects an estimate of expected credit losses over the remaining contractual life of a financial asset, considering forward looking information. IFC considers the relevant inputs and assumptions required to perform the estimate. These include, but are not limited to, historical and current loan portfolio data, data relevant to current economic conditions, and data relevant to reasonable and supportable forecasts of economic conditions. Inputs and assumptions are quantitative or qualitative in nature. In particular, the forecast of key economic variables relevant to the loan portfolio is one of the critical assumptions to IFC’s estimation of expected credit losses. The reserve against losses on loans are established through a review process undertaken on a quarterly basis and has two main components: (a) a portfolio reserve for expected losses determined from the historical loss rates, adjusted for qualitative factors, and forecasted expected losses on the segments associated with the loan class with similar risk characteristics; and (b) an individual reserve which is a separate reserve representing the reserves assigned to individually evaluated loans that do not share similar risk characteristics with other loans. Information and events, with respect to the borrower and/or the economic and political environment in which it operates, considered in determining a loss reserve include, but are not limited to, the borrower’s financial difficulties, breach of contract, bankruptcy/reorganization, credit rating downgrade as well as geopolitical conflict, financial/economic crisis, commodity price decline, adverse local government action and natural disaster. The risks inherent in the portfolio that are considered in determining the portfolio reserve are those proven to exist by past experience and include: country systemic risk; the risk of correlation or contagion of losses between

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Management’s Discussion and Analysis

markets; uninsured and uninsurable risks; nonperformance under guarantees and support agreements; and opacity of, or misrepresentation in a borrower's financial statements. The reserve against losses on loans is established through periodic charges to income in the form of a provision for losses on loans. Loans written off, as well as any subsequent recoveries, are recorded through the reserve.
The reserve against losses on loans is separately reported in the consolidated balance sheet as a reduction of IFC’s total loans. Increases or decreases in the reserve level are reported in the income statement as provision for losses or release of provision for losses on loans, off-balance sheet credit exposures and other receivables.
IFC recognizes a reserve for credit losses on off-balance sheet credit exposures for guarantees that are not measured at fair value and other off-balance sheet arrangements, primarily reserve for credit losses on loans committed but not disbursed, based on expected credit losses over the contractual period in which IFC is exposed to credit risk via a present contractual obligation to extend credit, unless that obligation is unconditionally cancellable by IFC. Methodologies for estimating the reserve for credit losses on off-balance sheet credit exposures, including loans committed but not disbursed, are generally consistent with methodologies for estimating the reserve for credit losses for the disbursed loan portfolio. Reserve against losses on off-balance sheet credit exposures are included within Payables and other liabilities on the consolidated balance sheets, with changes recognized through provision for losses on loans in net income. The reserve against losses on loans and off-balance sheet credit arrangements relates only to the Investment services segment of IFC (see Note S to the FY21 consolidated financial statements for further discussion of IFC’s business segments).
IMPAIRMENT OF DEBT SECURITIES
IFC assesses all debt security investments accounted for at fair value through OCI for impairment each quarter. Effective July 1, 2020 IFC adopted the guidance under ASC 326 for available-for-sale debt securities by amending the impairment model to determine whether all or a portion of the unrealized loss on such securities is a credit loss, and recognizing a reserve for credit losses, instead of recording a write-down as required by pre-ASC 326 guidance. When impairment is identified, the entire impairment is recognized in net income if certain conditions are met (as detailed in Note A to IFC’s FY21 consolidated financial statements). However, if IFC does not intend to sell the security and it is not more likely than not that IFC will be required to sell the security but the security has a credit loss, the impairment charge is separated into two components: (1) the credit loss component, which is recognized as a reserve for credit losses (through net income), limited to the amount by which the security’s amortized cost basis exceeds the fair value, and reversal of impairment losses are allowed when the credit of the issuer improves, and (2) the noncredit related impairment losses are recorded in OCI.
PENSION AND OTHER POSTRETIREMENT BENEFITS
IFC participates, along with IBRD and MIGA, in pension and postretirement benefit plans that cover substantially all of their staff members. The underlying actuarial assumptions used to determine the projected benefit obligations, accumulated benefit obligations, and the funded status associated with these plans are based on financial market interest rates, past experience, and management’s best estimate of future benefit cost changes and economic conditions. All costs, assets and liabilities associated with the plans are allocated between IBRD, IFC and MIGA based upon their employees’ respective participation in the plans. IFC reimburses IBRD for their proportionate share of any contributions made to these plans by IBRD. Contributions to the plans are calculated as a percentage of salary. For further details, please refer to Note V to the FY21 consolidated financial statements.

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Management’s Discussion and Analysis

SECTION VIII. RESULTS OF OPERATIONS
OVERVIEW
The overall market environment has a significant influence on IFC’s financial performance. The main elements of IFC’s net income and comprehensive income and influences on the level and variability of net income and comprehensive income from year to year are:
Table 14: Main Elements of Net Income and Comprehensive Income

ELEMENTS	SIGNIFICANT INFLUENCES
Net income:
Yield on interest earning assets (principally loans)
Market conditions including spread levels and degree of competition. Nonaccruals and recoveries of interest on loans formerly in nonaccrual status and income from participation notes on individual loans are also included in income from loans.

Liquid asset income
Realized and unrealized gains and losses on the liquid asset portfolios, in particular the portion of the liquid assets portfolio funded by net worth, which are driven by external factors such as the interest rate environment and liquidity of certain asset classes within the liquid asset portfolio.

Income from the equity investment portfolio	Global climate for emerging markets equities, fluctuations in currency markets and company-specific performance for equity investments. Overall performance of the equity portfolio.
Provision for losses on loans, guarantees, and available-for-sale debt securities	Risk assessment of borrowers, probability of default, loss given default and loss emergence period.
Other income and expenses
Level of advisory services provided by IFC to its clients, the level of expense from the staff retirement and other benefits plans, and the approved and actual administrative expenses and other budget resources.

Gains and losses on other non-trading financial instruments accounted for at fair value	Principally, differences between changes in fair values of borrowings, excluding IFC’s credit spread (beginning in FY19, changes attributable to IFC’s credit spread are reported in other comprehensive income, prior to FY19, such changes were reported in net income) and associated derivative instruments and unrealized gains or losses associated with the investment portfolio including puts, warrants, and stock options, which in part are dependent on the global climate for emerging markets. These securities may be valued using internally developed models or methodologies utilizing inputs that may be observable or non-observable.
Grants to IDA	Level of the Board of Governors-approved grants to IDA.
Other comprehensive income:
Unrealized gains and losses on debt securities accounted for as available-for-sale
Global climate for emerging markets, fluctuations in currency and commodity markets and company-specific performance and consideration of the extent to which unrealized losses are considered a credit loss. Debt securities may be valued using internally developed models or methodologies utilizing inputs that may be observable or non-observable.

Unrealized gains and losses attributable to instrument-specific credit risk on borrowings at fair value under the Fair Value Option
Fluctuations in IFC’s own credit spread measured against U.S. dollar LIBOR, resulting from changes over time in market pricing of credit risk. As credit spreads widen, unrealized gains are recorded and when credit spreads narrow, unrealized losses are recorded.

Unrecognized net actuarial gains and losses and unrecognized prior service costs on benefit plans
Returns on pension plan assets and the key assumptions that underlay projected benefit obligations, including financial market interest rates, staff expenses, past experience, and management’s best estimate of future benefit cost changes and economic conditions.

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Management’s Discussion and Analysis

IFC’s net income (loss) for each of the past five fiscal years ended June 30, 2021 is presented below (US$ in millions):
Figure 16: IFC's Net Income (Loss), Fiscal Years 2017-20217
The following paragraphs detail significant variances between FY21 and FY20 covering the periods included in IFC FY21 consolidated financial statements.
IFC reported income of $4,209 million in FY21, as compared to a loss of $1,672 million in FY20. The $5,881 million increase was principally a result of the following:
Figure 17: Change in Net Income (Loss) FY21 vs FY20 (US$ in millions)

6,000
4,000
2,000
0
123
4,153
10
839
1,158
(282)
(111)
(9)
5,881
Equity Income
Unrealized Gains on Equity
Total Income from Loans and Debt Securities
Loan Loss Provision
Unrealized Gains on Loans and Debt Securities
Net Treasury Income
Administrative Expenses & Pensions
Others
Change in Net Income

A more detailed analysis of the components of IFC’s net income follows.
Income from Loans and Guarantees, including Realized Gains and Losses on Loans and Associated Derivatives
Income from loans and guarantees, including realized gains and losses on loans and associated derivatives for FY21 totaled $1,116 million, compared with $1,510 million in FY20, a decrease of $394 million. The decrease was primarily driven by declining interest rates,
7 IFC's Net Income (Loss) are not directly comparable due to the adoption of ASU 2016-01 in FY19.

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Management’s Discussion and Analysis

despite an increase in outstanding loans. Realized gains on loans include a gain of $46 million upon sale of a previously fully written-off loan.
The disbursed loan portfolio increased by $1,096 million from $26,036 million at June 30, 2020 to $27,132 million at June 30, 2021. The increase in the disbursed loan portfolio is due to new disbursements exceeding repayments ($995 million in FY21) and currency exchange rate fluctuations ($383 million in FY21), partially offset by reduction in loans outstanding due to net write-offs ($231 million in FY21). IFC’s reporting currency, the US dollar, depreciated significantly against investment currencies, particularly the Euro, Chinese renminbi, South African rand, Brazilian real, Mexican peso and Indian rupee. The remainder of the change is primarily due to capitalized interest and charges, cost of sales, loan conversions and transfers.
The weighted average contractual interest rate on loans at June 30, 2021 was 4.2%, down from 4.6% at June 30, 2020, reflecting the decline in LIBOR rates as many of IFC’s loans periodically reprice.
Non-performing Loans
NPLs decreased by $277 million, from $1,770 million of the disbursed loan portfolio at June 30, 2020 to $1,493 million8 at June 30, 2021. The decrease was mainly due to positive developments of $415 million on account of cash collection and net write-offs and losses on sale of $248 million, reduced by $354 million of new NPL additions. In FY21, 11 loans greater than $10 million, totaling $291 million, were placed in NPL status.
Figure 18: Non-Performing Loans (US$ in millions)
Provisions for Losses on Loans, Off-Balance Sheet Credit Exposures and Other Receivables
On July 1, 2020, IFC adopted ASC 326, by means of a one-time cumulative effect adjustment to increase the reserve against losses for loans (a contra-asset) and establish a reserve against losses for unfunded loan commitments (a liability) by $206 million and to decrease retained earnings by $206 million. The cumulative effect of adoption of ASU 2016-13 of $206 million comprises credit losses on undisbursed loans of $140 million; credit losses on disbursed loans of $68 million; credit losses on Guarantees of $8 million; and a net reduction of credit losses on Accrued interest of $10 million.
Pursuant to the adoption of ASU 2016-13, general and specific reserve against losses and provision for losses are now referred to as portfolio and individual reserve against losses and provision for losses, respectively.
IFC recorded a net release of provision for losses on loans, off-balance sheet credit exposures and other receivables of $201 million in FY21 (provision of $638 million in FY20) analyzed as below (US$ in millions)
Table 15: Individual and Portfolio Provision (Release of Provision) FY21 vs FY20

(US$ in millions)	FY21	FY20
Portfolio provision (release of provision) on disbursed loans	$(193)	$252
Individual provision (release of provision) on disbursed loans	(2)	375
Individual provision (release of provision) on undisbursed loans	(1)	—
Portfolio provision (release of provision) on undisbursed loans	3	—
Provision (release of provision) on off-balance sheet credit exposures and other receivables	(8)	11
Total	$(201)	$638
8 Includes $53 million reported as debt securities on the Balance Sheet as of June 30, 2021 ($56 million – June 30, 2020).

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Management’s Discussion and Analysis

Project-specific developments on ten loans comprised 75% and 61% of the individual provision and provision release respectively for losses on loans in FY21.
Total reserve against losses on loans decreased by $181 million from $1,648 million as of June 30, 2020 to $1,467 million as of June 30, 2021 analyzed as follows.
Figure 19: Loan Loss Reserve for Disbursed and Undisbursed Loans (US$ in millions)
At June 30, 2021, reserve against losses on disbursed loans totaled $1,324 million or 5.2% of the carrying value of disbursed loans at amortized cost ($1,648 million or 6.6% at June 30, 2020), a decrease of $392 million from July 1, 2020. Reserve against losses on undisbursed loans totaled $143 million ($0 at June 30, 2020). The decrease in reserve against losses on loans is due to release of provision of $193 million, net write-offs of $230 million partially offset by foreign exchange losses related to reserve held against non-U.S. dollar-denominated loans of $19 million.
Reserve against losses as of June 30, 2021 reflects credit risk assessments as of that date. The assessment of the level of reserve against losses carries a heightened degree of uncertainty and judgment in incorporating the impact of COVID-19. In evaluating the appropriateness of IFC’s reserve against losses on loans at June 30, 2021, IFC has considered the impact of COVID-19 largely through its rating system that classifies its loans according to credit worthiness and risk. The FY21 portfolio provision release included a reduction of $23 million of the qualitative overlay related to estimated losses caused by the impact of COVID-19 which have since been reflected in the credit ratings of individual borrowers at June 30, 2021, but uncertainty remains. The qualitative overlay was $40 million at June 30, 2021 ($63 million at June 30, 2020).
Individual reserve against losses on disbursed loans at June 30, 2021 of $598 million ($804 million at June 30, 2020) are held against impaired disbursed loans of $2,242 million ($1,749 million at June 30, 2020), a coverage ratio of 27% (46% at June 30, 2020). The decrease in coverage ratio was mainly due to net write-offs of $225 million and an increase in the impaired disbursed loan portfolio of $493 million.
Individual reserve against losses on undisbursed loans at June 30, 2021 of $2 million ($0 at June 30, 2020) are held against undisbursed impaired loans of $46 million ($0 at June 30, 2020), a coverage ratio of 4% (0% at June 30, 2020).
Income (Loss) from Equity Investments and Associated Derivatives
IFC sells equity investments where IFC’s developmental role is complete, where pre-determined sales trigger levels have been met, and where applicable, lock ups have expired. Gains and losses on equity investments and associated derivatives comprise of both realized and unrealized gains.
Income from equity investment and associated derivatives (consisting of dividends, and net realized and unrealized gains and losses), increased by $4,268 million from losses of $1,067 million in FY20 to income of $3,201 million in FY21.
IFC recognized realized net gains on equity investments and associated derivatives of $431 million in FY21, as compared to net gains of $363 million in FY20, an increase of $68 million. Realized gains and losses on equity investments and associated derivatives are concentrated in a small number of investments. In FY21, there were ten investments that generated individual realized capital gains in excess of $20 million totaling $799 million, and ten investments that generated individual realized capital losses in excess of $20 million totaling $444 million, or 82% of FY21 net realized gains, compared to twelve investments that generated individual realized capital losses in excess of $20 million totaling $647 million, and seven investments that generated individual realized capital losses in excess of $20 million totaling $288 million, or 99% of FY20 net realized gains. Dividend income in FY21 totaled $218 million, as compared with $158 million in FY20. A dividend from one investment in financial markets in Asia totaled $94 million in FY21.
Net unrealized gains on equity investments and associated derivatives were $2,550 million in FY21 compared to net unrealized losses of $1,603 million in FY20.

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Management’s Discussion and Analysis

The record performance of IFC’s equity portfolio in FY21 reflects the market recovery that began in FY20 Q4 and has continued throughout FY21 in both developed and emerging markets. IFC had a very strong performance in its investments in many countries which in some cases were driven by individual asset performance. The MSCI Emerging Markets benchmark has rallied by 41.4% in FY21, mainly driven by rising valuations in a number of countries.
Income from Debt Securities and Realized Gains and Losses on Debt Securities, and Associated Derivatives
Income from debt securities and associated derivatives increased by $109 million from $231 million in FY20 to $340 million in FY21. The increase was primarily due no other-than temporary impairments on debt securities recorded in FY21 as compared to FY20.
Effective July 1, 2020, IFC adopted the guidance under ASC 326 for available-for-sale debt securities by amending the impairment model to determine whether all or a portion of the unrealized loss on such securities is a credit loss, and recognizing a reserve for credit losses, instead of recording an impairment as required by pre-ASC 326 guidance. Accordingly, there were no other-than-temporary impairments on debt securities in FY21 as compared to $130 million in FY20 which were largely credit-related in specific investments. IFC recorded a provision for losses on debt securities of $3 million in FY21.
Realized gains were higher by $33 million in FY21 when compared with FY20 and included a $35 million gain on sale from one debt security. There was a decrease in interest income of $55 million, driven by the impact of lower interest rates which was partially offset by the increase due to higher volume of debt securities.
Income from Liquid Asset Trading Activities
The liquid assets portfolio, including derivatives and net of securities lending activities, increased by $0.9 billion from $40.8 billion at June 30, 2020, to $41.7 billion at June 30, 2021. The increase in FY21 was primarily due to an increase of $2.4 billion in the Net Worth funded portfolio with contributions from net equity divestments and net income from investment operations and liquidity management. The Funded Liquidity portfolio declined by $1.5 billion due to net disbursements to clients exceeding net debt issuance.
Income, net of allocated funding costs, from liquid asset trading activities totaled $224 million in FY21 compared to $506 million in FY20, a decrease of $282 million.
Interest income in FY21 totaled $323 million, compared to $686 million in FY20. The portfolio of ABS and MBS generated fair value gains totaling $36 million in FY21. Holdings in other products, including US Treasuries, global government bonds, high quality corporate bonds and derivatives experienced $32 million of losses in FY21, resulting in net gains (realized and unrealized) of $4 million. This compares to net gains (realized and unrealized) of $353 million in FY20.
In FY21, the liquid assets portfolios outperformed their benchmarks by $230 million, (outperformance of $35 million in FY20). The capital markets continued to recover from the impact of the pandemic in FY21 with credit spreads for many sectors declining below their pre-COVID-19 levels. The improved outlook for growth, spurred in large part by unprecedented levels of fiscal stimulus, was reflected in rising stock markets and prices for industrial commodities. Increasing inflation expectations were reflected in rising break-even inflation levels led by rising “nominal” yields. Continued USD liquidity provision by the US Federal Reserve Board relieved pressure on cross-currency bases and reduced deviations from interest-rate parity. Tighter credit spreads for AAA securitized products and reductions in deviations from interest-rate parity were the primary contributors to excess returns in FY21 that were primarily a function of realized and unrealized capital gains. While price is a poor indicator for market timing, rising valuations have significantly dampened expectations for future returns from the liquidity portfolio.
At June 30, 2021 and June 30, 2020, trading securities classified as Level 3 securities (those with unobservable inputs used to measure the fair value of the securities) were an insignificant proportion of total trading securities.
Charges on Borrowings
IFC’s charges on borrowings decreased by $855 million, from $1,181 million in FY20 (net of $7 million gain on extinguishment of borrowings) to $326 million in FY21 (net of $3 million gain on extinguishment of borrowings), due to lower LIBOR rates over the period compared to FY20.
The weighted average cost of IFC’s borrowings outstanding from market sources, after the effects of borrowing-related derivatives, and excluding short-term borrowings from market and other sources, was 0.4% at June 30, 2021, a decrease from 1.1% at June 30, 2020. The size of the borrowings portfolio (excluding short-term borrowings), net of borrowing-related derivatives and before unamortized discounts, net, and fair value adjustments, decreased by $131 million during FY21 from $53.5 billion at June 30, 2020, to $53.3 billion at June 30, 2021.
Other Income
Other income of $595 million for FY21 was $36 million higher than $559 million in FY20. The return on Post-Employment Benefit Plan (PEBP) assets increased by $119 million to $130 million in FY21 from gain of $11 million in FY20, mainly driven by higher investment returns in equity strategy portfolio and the private equity portfolio. AMC management fee income totaled $38 million in FY21 ($43 million in FY20). Mobilization service fees decreased by $20 million to $22 million in FY21.

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Management’s Discussion and Analysis

Advisory services income decreased by $44 million from $281 million in FY20 to $237 million in FY21 due to a slowdown in spend on Advisory Services due to the COVID-19 crisis.
Other Expense
Administrative and pension expenses increased by $111 million from $1,299 million in FY20 to $1,410 million in FY21 mainly driven by $67 million increase in pension expenses due to the increased amortization of the actuarial loss from the lower discount rate at the end of FY20 and lower expected returns on plan assets and increase in administrative expenses by $44 million mainly due to higher staff costs resulting from a sharp increase in staff count (352 higher than June 2020). Operational and travel costs decreased by $36 million following travel restrictions related to COVID-19 crisis.
Advisory services expenses decreased by $35 million from $312 million in FY20 to $277 million in FY21 due to lower staff costs and lower program spend as a result of reduced travel, contractual services and short-term consultants, following COVID-19 restrictions and the ongoing efforts to shift the portfolio toward Upstream and market creation projects.
Foreign Currency Transaction Gains and Losses on Non-Trading Activities
Foreign currency transaction losses reported in net income in FY21 totaled $148 million (gains of $144 million in FY20). Foreign currency transaction gains of $106 million in FY21 (losses of $203 million in FY20) on debt securities accounted for as available-for-sale are reported in other comprehensive income, while foreign currency transaction gains and losses on the derivatives economically hedging such debt securities are reported in net income. IFC has recorded foreign exchange related losses of $42 million (losses of $59 million in FY20) in a combination of net income and other comprehensive income.
Net Unrealized Gains and Losses on Non-Trading Financial Instruments
IFC accounts for certain financial instruments at fair value with unrealized gains and losses on such financial instruments being reported in net income, namely: (i) market borrowings with associated currency or interest rate swaps; (ii) unrealized gains and losses on certain loans, debt securities and associated derivatives; and (iii) borrowings from IDA.
Table 16: Net Unrealized Gains and Losses on Non-Trading Financial Instruments FY21 vs FY20

(US$ in millions)	FY21	FY20
Unrealized gains and losses on loans, debt securities and associated derivatives	$735	$(423)
Unrealized gains and losses on borrowings from market, IDA and associated derivatives, net	71	(218)
Net unrealized gains and losses on non-trading financial instruments accounted for at fair value	$806	$(641)
IFC reported net unrealized gains on loans, debt securities and associated derivatives of $735 million in FY21 ($423 million losses in FY20) comprising unrealized gains of $433 million on the loan and debt securities portfolio carried at fair value, unrealized gains of $203 million on lending-related swaps, unrealized gains of $94 million on client risk management swaps and unrealized gains of $5 million on other derivatives, mainly conversion features, warrants in investment contracts and interest rate and currency swaps economically hedging client obligations.
The unrealized gains of $203 million on lending related currency and interest rate swaps economically hedging loans was due to a move to higher swap rates in several currencies in FY21 after the general declines that occurred in FY20. Swap rates were higher in FY21 in US dollars, Chinese renminbi, Euros, South African rand, and Colombian peso. Unrealized gains of $94 million on client risk management swaps were mainly due to narrower credit risk spreads on larger IFC client swaps, denominated in U.S. dollars and Euros.
Changes in the net fair value of IFC’s borrowings from market, IDA, and associated derivatives, includes the impact of changes in IFC’s own credit spread when measured against U.S. dollar LIBOR. As credit spreads widen, unrealized gains are recorded and when credit spreads narrow, unrealized losses are recorded (notwithstanding the impact of other factors, such as changes in risk-free interest and foreign currency exchange rates). The magnitude and direction (gain or loss) can be volatile from period to period but does not alter the cash flows. IFC’s policy is to generally match the currency, amount, and timing of cash flows on market borrowings with the cash flows on the associated derivatives entered into contemporaneously.
The yield on the benchmark 5-year U.S. Treasury bond stood at 0.3% at end of June 2020 following central banks moves around the world to ease liquidity in response to the COVID-19 crisis. Yields remained around these historically low levels over the first half of FY21, but moved significantly higher in second half of FY21 to around 0.9% at June-end as markets began to factor in higher expected inflation along with a stronger economic outlook albeit with some set backs in Q4 occasioned by fears of new COVID variants. U.S. dollar LIBOR discount rates at the 5 year tenor also rose over FY21 and at June 30, 2021 stood around 1.0%, up from 0.3% from at June 30, 2020, tracking the treasury market.
As a result, in FY21, IFC recorded unrealized gains of $2,028 million through net income on medium and long-term borrowings carried at fair value, comprising at $2,016 million unrealized gain on market borrowings and a $12 million unrealized gain on borrowings from IDA. Unrealized losses of $1,957 million were recorded on borrowing-related derivatives. Overall, IFC has reported $71 million of unrealized gains on borrowings from market sources and associated derivatives, net and borrowings from IDA in FY21 (net unrealized

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Management’s Discussion and Analysis

losses of $218 million in FY20). These after swap unrealized gains were concentrated chiefly in market borrowings of Turkish lira, and to a lesser extent New Zealand dollars and British pounds, partly offset by valuation losses after swaps on Mexican peso, Japanese yen and South African rand issuances where swap FX basis spread movements drove such unrealized gains and losses. The unrealized gains in FY21 include $42 million of unrealized gains on IFC’s Indian rupee denominated borrowings where IFC holds Indian rupee loans and liquid assets that act as an on balance sheet economic hedge.
OTHER COMPREHENSIVE INCOME (OCI)
Unrealized Gains and Losses on Debt Securities and Borrowings
Table 17: Other Comprehensive Income (Loss) – Unrealized Gains and Losses on Debt Securities and Borrowings FY21 vs FY20

(US$ in millions)	FY21	FY20
Net unrealized gains and losses on debt securities arising during the year:
Unrealized gains	$439	$377
Unrealized losses	(256)	(668)
Reclassification adjustment for realized gains and credit related portion of impairments which were recognized in net income	(30)	123
Net unrealized gains (losses) on debt securities	$153	$(168)
Net unrealized gains and losses attributable to instrument-specific credit risk on borrowings at fair value under the Fair Value Option arising during the year:
Unrealized gains	$389	$782
Unrealized losses	(659)	(500)
Reclassification adjustment for realized gains included in net income upon derecognition of borrowings	1	6
Net unrealized (losses) gains on borrowings	$(269)	$288
Total unrealized (losses) gains on debt securities and borrowings	$(116)	$120
Net unrealized gains on debt securities totaled $153 million in FY21, (net unrealized losses of $168 million in FY20) and net unrealized losses on borrowings totaled $269 million in FY21 (net unrealized gains of $288 million in FY20). An unrealized loss on borrowings of $269 million was recognized through other comprehensive income in FY21. This was due to a narrowing of around 10 to 24 basis points in the instrument specific credit risk spread on IFC borrowings at fair value in FY21, depending on the currency and tenor, that increased the valuation of bonds relative to hedging swaps. Credit spreads narrowed in most currencies of issuance, notably in IFC's Turkish lira, and Australian and US dollar denominated bond portfolios. In FY20, other-than-temporary impairments on debt securities of $130 million were concentrated in four investments totaling $100 million.
Unrecognized Net Actuarial Gains and Losses and Unrecognized Prior Service Costs on Benefits Plans
Unrecognized pension adjustments largely represent the unrecognized net actuarial gains and losses on benefit plans. Actuarial gains and losses occur when actual results differ from expected results in determining the funded status of the pension plans. Since the pension plans are long term, changes in asset returns and discount rates cause volatility in comprehensive income. Given its long-term planning horizon for pension plans, Management is focused mainly on ensuring that contributions to pension plans appropriately reflect long term assumptions about asset returns and discount rates.
During FY21, IFC experienced a gain of $982 million ($977 million of unrecognized net actuarial gains and a $5 million reduction of prior service cost). The decrease in the underfunded status of the portion of the pension plans, net of PEBP assets, primarily reflects the increase in the value of the Plan Assets due to higher asset returns. As the Plans are managed with a long-term horizon, results over shorter time periods may be impacted positively or negatively by market fluctuations.
For discussion of IFC’s financial results for the year ended June 30, 2020 as compared to the year ended June 30, 2019, see Section VII Results of Operations in IFC’s Management’s Discussion and Analysis and Consolidated Financial Statements for the fiscal year ended June 30, 2020.

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Management’s Discussion and Analysis

SECTION IX. GOVERNANCE AND CONTROL

Figure 20: Governance Structure

Board of Governors
Audit Committee
Board of Directors
Committee on Development Effectiveness
Budget Committee
Committee on Governance and Executive Directors' Administrative Matters
Human Resources Committee
President

BUSINESS CONDUCT
The WBG promotes a positive work environment in which staff members understand their ethical obligations to the institutions. In support of this commitment, the institutions have in place a Code of Conduct. The WBG has both an Ethics Help Line and a Fraud and Corruption hotline. A third-party service offers many methods of worldwide communication. Reporting channels include telephone, mail, email, or confidential submission through a website.
IFC has in place procedures for receiving, retaining, and handling recommendations and concerns relating to business conduct identified during the accounting, internal control and auditing processes.
WBG staff rules clarify and codify the staff’s obligations in reporting suspected fraud, corruption, or other misconduct that may threaten the operations or governance of the WBG. These rules also offer protection from retaliation.
GENERAL GOVERNANCE
IFC’s decision-making structure consists of the Board of Governors, the Board of Directors (Board of Directors or Board), the President, the CEO, Management and staff. The Board of Governors is the highest decision-making authority. Governors are appointed by their member governments for a five-year term, which is renewable. The Board of Governors may delegate authority to the Board of Directors to exercise any of its powers, except those reserved to the Board of Governors under IFC's Articles of Agreement.
BOARD OF DIRECTORS
In accordance with IFC's Articles of Agreement, Directors are appointed or elected every two years by their member governments. The Board currently has 25 Directors who represent all member countries. Directors are neither officers nor staff of IFC. The President is the only member of the Board from management, and he serves as a non-voting member and as Chairman of the Board.
The Board is required to consider proposals made by the President on the use of IFC’s net income: retained earnings and designation of retained earnings and on other policies that affect its general operations. The Board is also responsible for presenting to the Board of Governors, at the Annual Meetings, audited accounts, an administrative budget, and an annual report on operations and policies and on other matters.
The Board and its committees are in continuous session based in Washington DC, as business requires. Each committee’s terms of reference establish its respective roles and responsibilities. As committees do not vote on issues, their role is primarily to serve the Board in discharging its responsibilities.

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Management’s Discussion and Analysis

The committees are made up of eight members and function under their respective stipulated terms of reference. These committees are as follows:
•Audit Committee – assists the Board in overseeing IFC’s finances, accounting, risk management and internal controls (see further explanation below).
•Budget Committee – assists the Board in approving IFC’s budget and in overseeing the preparation and execution of IFC’s strategy and business outlook. The committee provides guidance to management on strategic directions.
•Committee on Development Effectiveness – supports the Board in assessing IFC’s development effectiveness, providing guidance on strategic directions, and monitoring the quality and results of operations.
•Committee on Governance and Directors’ Administrative Matters – assists the Board on issues related to governance, the Board’s own effectiveness, and the administrative policy applicable to Directors’ offices.
•Human Resources Committee – strengthens the efficiency and effectiveness of the Board in discharging its oversight responsibility on IFC’s human resources strategy, policies and practices, and their alignment with the business needs of the organization.
AUDIT COMMITTEE
Membership
The Audit Committee consists of eight Directors. Membership in the Committee is determined by the Board, based on nominations by the Chairman of the Board, following informal consultation with Directors.
Key Responsibilities
The Audit Committee is appointed by the Board for the primary purpose of assisting the Board in overseeing IFC’s finances, accounting, risk management, internal controls and institutional integrity, specific responsibilities include:
•Oversight of the integrity of IFC’s financial statements.
•Appointment, qualifications, independence and performance of the External Auditor.
•Performance of the Group Internal Audit Department.
•Adequacy and effectiveness of financial and accounting policies and internal controls and the mechanisms to deter, prevent and penalize fraud and corruption in IFC operations and corporate procurement.
•Effective management of financial, fiduciary, and compliance risks in IFC.
•Oversight of the institutional arrangements and processes for risk management across IFC.
In carrying out its role, the Audit Committee discusses financial issues and policies that affect IFC’s financial position and capital adequacy with Management, external auditors, and internal auditors. It recommends the annual audited financial statements for approval to the Board. The Audit Committee monitors and reviews developments in corporate governance and its own role on an ongoing basis.
Executive Sessions
Under the Audit Committee’s terms of reference, it may convene in executive session at any time, without Management’s presence. The Audit Committee meets separately in executive session with the external and internal auditors.
Access to Resources and to Management
Throughout the year, the Audit Committee receives a large volume of information to enable it to carry out its duties, and meets both formally and informally throughout the year to discuss relevant matters. It has complete access to Management, and reviews and discusses with Management topics considered in its terms of reference.
The Audit Committee has the authority to seek advice and assistance from outside legal, accounting, or other advisors as it deems necessary.
AUDITOR INDEPENDENCE
The appointment of the external auditor for IFC is governed by a set of Board-approved principles. These include:
•Limits on the external auditor's provision of non-audit-related services;
•Requiring all audit-related services to be pre-approved on a case-by-case basis by the Board, upon recommendation of the Audit Committee; and
•Renewal of the external audit contract every five years, with a limit of two consecutive terms and mandatory rotation thereafter.
The Board approved policy on the appointment of an external auditor permits the external auditor to provide non-prohibited non-audit related services subject to monetary limits. Broadly, the list of prohibited non-audit services include those that would put the external auditor in the roles typically performed by management or in a position of auditing their own work, such as accounting services, internal

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Management’s Discussion and Analysis

audit services, and provision of investment advice. The total non-audit services fees over the term of the relevant external audit contract shall not exceed 70 percent of the audit fees over the same period.
Communication between the external auditor and the Audit Committee is ongoing and carried out as often as deemed necessary by either party. The Audit Committee meets periodically with the external auditor and individual committee members have independent access to the external auditor. IFC’s external auditors also follow the communication requirements, with the Audit Committees set out under generally accepted auditing standards in the United States.
EXTERNAL AUDITORS
The external auditor is appointed to a five-year term, with a limit of two consecutive terms, and is subject to annual reappointment based on the recommendation of the Audit Committee and approval of a resolution by the Board.
Following a mandatory rebidding of the external audit contract, IFC’s Directors approved the appointment of Deloitte & Touche, LLP as IFC’s external auditor for a five-year term commencing FY19.
INTERNAL CONTROL
Internal Control Over Financial Reporting
Each fiscal year, Management evaluates the internal controls over financial reporting to determine whether any changes made in these controls during the fiscal year materially affect, or would be reasonably likely to materially affect IFC’s internal control over financial reporting. The internal control framework promulgated by COSO, “Internal Control – Integrated Framework (2013)” provides guidance for designing, implementing and conducting internal control and assessing its effectiveness. IFC uses the 2013 COSO framework to assess the effectiveness of the internal control over financial reporting. As of June 30, 2021, management maintained effective internal control over financial reporting. See “Management’s report regarding effectiveness of Internal Control over Financial Reporting” for additional information.
IFC’s internal control over financial reporting was audited by Deloitte & Touche, LLP and their report expresses an unqualified opinion on the effectiveness of IFC's internal control over financial reporting as of June 30, 2021. See “Independent Auditors’ Report” for additional information.
Disclosure Controls and Procedures
Disclosure controls and procedures are designed to ensure that information required to be disclosed is gathered and communicated to Management as appropriate, to allow timely decisions regarding required disclosure by IFC. Management conducted an evaluation of the effectiveness of such controls and procedures and the President, the Managing Director and Executive Vice President, the Vice President, Risk and Finance and the Controller have concluded that these controls and procedures were effective as of June 30, 2021.
Audit Fees
For FY21 and FY20, Deloitte and Touche, LLP served as IFC’s independent auditors. The aggregate fees for professional services rendered for IFC and funds managed by AMC, including reimbursable expenses, for FY21 and FY20 are as follows: $3.3 million for FY21 audit services ($3.5 million-FY20) and $0.4 million for FY21 audit-related services ($0.4 million-FY20). Audit related services include accounting consultations concerning financial accounting and reporting standards, financial statement translation services, comfort letters and other reporting in support of IFC’s borrowing activities. Fees related to non-audit services amounted to $1.3 million for FY21 ($1.1 million-FY20). No tax services were provided in FY21 and FY20.
ORGANIZATION AND ADMINISTRATION OF IFC
MEMBERSHIP
IFC was organized in 1956 with an original membership of 56 countries, which has since grown to 185 member countries at June 30, 2020. Membership in IFC is open to members of IBRD at such times and in accordance with such terms and conditions as IFC shall prescribe.
Although any member may withdraw from membership in IFC by delivering notice thereof in writing, any government which ceases to be a member remains liable for all its obligations to IFC. In the event of withdrawal, IFC will arrange for the repurchase of that government’s capital stock in IFC. Also, a member may be suspended by a decision of a majority of the Board of Governors exercising a majority of IFC’s total voting power if such member fails to fulfil any of its obligations to IFC.

ADMINISTRATION
IFC’s administration is comprised of the Board of Governors, the Board of Directors, the President, the Executive Vice President, other officers and staff.

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Management’s Discussion and Analysis

All of the powers of IFC are vested in the Board of Governors which is composed of a Governor (and an Alternate Governor) appointed by each member country of IFC. The voting power of each member shall be equal to the sum of its basic votes and share votes. The basic votes of each member shall be the number of votes that results from the equal distribution among all members of 5.55 percent of the aggregate sum of the voting power of all the members, provided that there shall be no fractional basic votes. The share votes of each member shall be the number of votes that results from the allocation of one vote for each share of stock held. Except as otherwise expressly provided in the Articles of Agreement, all matters before IFC are decided by a majority of the votes cast. The Board of Governors holds regular annual meetings, but has delegated to the Board of Directors authority to exercise all of the powers of IFC except those reserved to the Board of Governors under the Articles of Agreement.
The Board of Directors is responsible for the conduct of the general operations of IFC. It is composed of each Executive Director of IBRD who has been either (i) appointed by a member of IBRD which is also a member of IFC, or (ii) elected in an election in which the votes of at least one member of IBRD which is also a member of IFC shall have counted toward his or her election. Each Director is entitled to cast the number of votes which the member by which he or she was appointed, or the member (or members) that voted for his or her election, is entitled to cast. The Board of Directors presently consists of 25 Directors. Five Directors are appointed by individual members and the remaining 20 are elected by the Board of Governors representing the other members. The President of IBRD is ex officio Chairman of the Board of Directors of IFC.
The President is the chief of the operating staff of IFC and is appointed by the Board of Directors. Under the direction and control of the Board of Directors, the President is responsible for the organization, appointment and dismissal of the officers and staff. The authority to conduct the ordinary business of IFC is vested in the Executive Vice President.
The following is a list of the principal officers of IFC as of June 30, 2021:

President	David Malpass
Managing Director and Executive Vice President	Makhtar Diop [a]
Senior Vice President, Operations	Stephanie von Friedeburg [b]
Regional Vice President, Latin America & Caribbean and Europe & Central Asia	Georgina Baker [f]
Regional Vice President, Middle-East and Africa	Sérgio Pimenta
Regional Vice President, Asia and Pacific	Alfonso García Mora [c]
Vice President and General Counsel, Legal and Compliance Risk	Christopher Stephens
Vice President, Risk and Finance	Mohamed Gouled
Vice President, Corporate Strategy and Resources	Monish Mahurkar[g]
Vice President and Treasurer, Treasury and Syndications	John Gandolfo
Vice President, Economics and Private Sector Development	John Gandolfo (Acting) [d]
Vice President, Partnerships, Communication and Outreach	Karin Finkelston[g]
Vice President, Equity Mobilization (AMC)	Ruth Horowitz [e]
_________
a    Philippe Le Houérou (Chief Executive Officer) left IFC, effective October 1, 2020. Stephanie von Friedeburg assumed the role of interim Managing Director and Executive Vice President of IFC (MD EVP), effective from October 1, 2020 to February 28, 2021. Makhtar Diop was appointed as IFC Managing Director and Executive Vice President, effective March 1, 2021.
b    Stephanie von Friedeburg was appointed as IFC Senior Vice President, Operations, effective March 1, 2021.
c    Nena Stoiljkovic left IFC, effective August 31, 2020. Alfonso García Mora was appointed as Regional Vice President, Asia and the Pacific effective August 10, 2020.
d    John Gandolfo was appointed as the Acting Vice President, Economics and Private Sector Development, effective February 1, 2021. Hans Peter Lankes left IFC, effective June 9, 2021.
e    Ruth Horowitz was appointed as IFC Vice President, Equity Mobilization (AMC), effective September 1, 2020.
f    Georgina Baker would be retiring at the end of September 2021.
g    On March 11, 2021, IFC announced the creation of a new Cross-Cutting Solutions Vice Presidency and a new Corporate Support Vice Presidency in place of the Corporate Strategy and Resources Vice Presidency and the Partnerships, Communication and Outreach Vice Presidency. On May 20, 2021, IFC announced the appointment of Emmanuel Nyirinkindi as Vice President, Cross-Cutting Solutions and the appointment of Elena Bourganskaia as Vice President, Corporate Support. Both appointments were effective July 1, 2021.
On May 20, 2021, IFC announced it was adding a fourth regional Vice Presidency. The position of Regional Vice President, Middle East, Central Asia, Turkey, Afghanistan and Pakistan was created effective July 1, 2021 and is currently vacant. Also effective July 1, 2021, the Regional Vice President, Latin America & Caribbean and Europe & Central Asia was renamed the Regional Vice President, Latin America & Caribbean and Europe, the Regional Vice President, Middle East and Africa was renamed the Regional Vice President, Africa, and the Regional Vice President, Asia and Pacific was renamed the Regional Vice President South Asia and East Asia & Pacific.
On September 3, 2021, IFC announced the appointment of Hela Cheikhrouhou as the new IFC Regional Vice President, Middle East, Central Asia, Turkey, Afghanistan, and Pakistan and the appointment of Susan M. Lund as the new IFC Vice President, Economics and Private Sector Development. Their appointments effective date are September 8, 2021 and October 1, 2021, respectively.

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THE ARTICLES OF AGREEMENT
The Articles of Agreement constitute IFC’s governing charter. They prescribe IFC’s purpose, capital structure and organization, authorize the operations in which it may engage, prescribe limitations on the carrying on of those operations and establish the status, privileges and immunities of IFC in its member countries. The Articles of Agreement also contain provisions with respect to the admission of additional members, the increase of the authorized capital stock of IFC, the terms and conditions under which IFC may invest its funds, the distribution of the net income of IFC to its members, the withdrawal and suspension of members and the suspension of operations of IFC.
Pursuant to its provisions, the Articles of Agreement may be amended only by a vote of three-fifths of the Governors exercising 85% of the total voting power (except for certain provisions the amendment of which requires the affirmative vote of all Governors). The Articles of Agreement further provide that questions of interpretation of provisions of the Articles of Agreement arising between any member and IFC or between members of IFC shall be decided by the Board of Directors. Its decisions may be referred by any member to the Board of Governors, whose decision is final. Pending the result of such reference, IFC may act on the basis of the decision of the Board of Directors.
Copies of the full text of the Articles of Agreement are available for inspection and distribution at IFC’s head office in Washington, D.C. and are available at www.ifc.org.
LEGAL STATUS, IMMUNITIES AND PRIVILEGES
The Articles of Agreement contain provisions which accord to IFC legal status and certain immunities and privileges in the territories of each of its members, including those summarized below.
IFC has full juridical personality with capacity to make contracts, to acquire and dispose of property and to sue and be sued. Actions may be brought against IFC only in a court of competent jurisdiction in the territories of a member in which IFC has an office, has appointed an agent to accept service of process, or has issued or guaranteed securities, but no action may be brought against IFC by a member or persons acting for or deriving claims from a member.
The Governors, Directors, Alternates and the officers and employees of IFC are immune from legal process for acts performed by them in their official capacities.
The archives of IFC are inviolable and the property and assets of IFC are immune from seizure, attachment or execution prior to delivery of final judgment against IFC. The property and assets of IFC are also immune from search, requisition, confiscation, expropriation or any other form of seizure by executive or legislative action.
IFC, its assets, property, income and its operations and transactions authorized by the Articles of Agreement, are immune from all taxation and customs duties imposed by a member country. IFC is also immune from liability for the collection or payment of any tax or duty.
Under the Articles of Agreement, securities issued or guaranteed by IFC and the interest or dividends thereon are not subject to any tax (a) which discriminates against such securities solely because they are issued or guaranteed by IFC or (b) if the sole jurisdictional basis for the tax is the place or currency in which such securities are issued, made payable or paid, or the location of any office or place of business maintained by IFC.
IFC in its discretion may waive any of the privileges and immunities conferred under the Articles of Agreement upon such conditions as it may determine.
During FY19 Q3, the Supreme Court of the United States (Supreme Court) decided on a narrow question of US statutory law. The US International Organizations Immunities Act (IOIA) provides certain international organizations, including IFC, with the same immunity from suit in the United States as foreign states. This statutory grant of immunity is in addition to and independent of the immunities set forth in IFC’s Articles of Agreement, as codified in a separate US statute. The Supreme Court decided that the grant of immunity under the IOIA had changed over time in line with changes in sovereign immunity, and that the IOIA now includes certain exceptions. The Supreme Court decision did not affect any of IFC’s other immunities under US law, nor did it cover other sources of IFC’s immunities under international law such as IFC’s Articles of Agreement and the United Nations Convention on the Privileges and Immunities of the Specialized Agencies. There are currently several court cases in the United States that may be impacted by the Supreme Court decision. The case in which the Supreme Court made its 2019 decision subsequently restarted in the United States lower courts, and IFC continued to present a number of jurisdictional arguments (including immunities based arguments) for the dismissal of that case. The case has since been dismissed both at the District Court and Court of Appeals levels. None of the current cases in the United States has reached a merits stage. See also Note Z to the FY21 consolidated financial statements.

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SECTION X. APPENDIX
GLOSSARY OF TERMS
AMC Funds: IFC Asset Management Company (AMC), a division of IFC effective January 31, 2020, invests third-party capital and IFC capital, enabling outside investors to invest alongside IFC in developing markets. Investors in funds managed by AMC have included sovereign wealth funds, national pension funds, multilateral and bilateral development institutions, national development agencies and international financial institutions (IFIs). These funds collectively are referred to as the AMC Funds.
Articles: IFC’s Articles of Agreement.
Income Available for Designations: Income Available for Designations (a non-U.S. GAAP measure) is used as a basis for designations of retained earnings. Beginning in FY20, IFC uses “income excluding unrealized gains and losses on investments and borrowings and grants to IDA” as the metric for Income Available for Designations.
Board: The Board of Directors as established by IFC’s Articles of Agreement.
Base of the Pyramid (BOP): Market segment comprised of all people with income below $8 per day in purchasing power parity or who lack access to basic goods and services.
Capital Adequacy: A measure of IFC’s ability to withstand unexpected shocks as IFC is required to maintain a minimum level of total resources (including paid-in capital, total loss reserves and retained earnings, net of designations) equal to total potential losses for all on- and off-balance sheet exposures estimated at levels consistent with maintaining a triple-A rating.
Capital Buffer: Set at 10% of Total Resources Available. Its purpose is both to absorb short-term fluctuations in Total Resources Available and Total Resources Required, and to provide the capacity for IFC to implement its strategy in the event of a downturn.
Core Mobilization: Non-IFC financing or risk sharing arranged on commercial terms due to the active and direct involvement of IFC for the benefit of a Client. A Client is a legal entity to which IFC provides Advisory Services (AS) or Investment Services (IS).
COVID-19 Facility (COVID Facility): World Bank Group package to support country and private sector clients with the health and economic impacts of COVID-19. IFC Management has allocated 40 percent of its contribution to projects in IDA/FCS countries.
Credit spread: A credit spread is the difference in yield between two bonds of similar maturity but different credit quality.
Deployable Strategic Capital (DSC): Capital available for additional commitments, over and above the current portfolio, and calculated as Total Resources Available less Total Resources Required less Capital Buffer.
Deployable Strategic Capital (DSC) Ratio: Deployable Strategic Capital (DSC) expressed as a percentage of Total Resources Available (TRA).
Economic Capital (EC): Minimum USD amount of capital required to meet expected and unexpected losses. For Financial Product(s), calculated as Exposure at Risk (EAR) multiplied by Economic Capital Ratio for relevant product/sub-product.
IDA18: IDA's Eighteenth Replenishment of Resources.
IDA eligible countries: Countries eligible to borrow from IDA on concessional terms.
IFC 3.0: Creating Markets and Mobilizing Private Capital is long-term strategy that is re-orienting IFC to a more deliberate and systematic approach to market development, particularly in IDA eligible countries and Fragile and Conflict-affected Situations, and to more proactively marshal new sources of institutional capital to support private sector solutions in pursuit of the Twin Goals.
Total Resources Available (TRA): Under IFC’s economic capital framework, resources available to absorb potential losses, calculated as: sum of (1) Paid-In Capital; (2) Retained Earnings net of designations and some unrealized gains and losses; and (3) total loan loss reserves.
Total Resources Required (TRR): Aggregate minimum Economic Capital required to maintain IFC’s AAA rating.
Upstream: Proactive activity which seeks to stimulate and help create conditions conducive to the flow of private capital, domestic and foreign, into productive investment in member countries within five years. Upstream activities comprise IFC engagements which aim to (i) Support the creation and realization of specific projects, for which IFC is a likely finance partner (Transaction Upstream); and/or have a wider market or sectoral impact to facilitate private sector investment, for which in turn IFC could be a potential financing partner (Creating Markets Upstream).
U.S. GAAP: Accounting principles generally accepted in the United States of America.
World Bank: The World Bank consists of IBRD and IDA.
World Bank Group (WBG): The World Bank Group consists of IBRD, IDA, IFC, MIGA, and ICSID.

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Management’s Discussion and Analysis

ABBREVIATIONS AND ACRONYMS

ABS	:	Asset-Backed Securities	IDA-PSW	:	IDA Private Sector Window
ALP	:	A Loan Participation	IDA18	:	IDA's Eighteenth Replenishment of Resources
AMC	:	IFC Asset Management Company	IFC or the Corporation	:	International Finance Corporation
AOCI	:	Accumulated Other Comprehensive Income	IOIA	:	US International Organizations Immunities Act
ASC	:	Accounting Standards Codification	LCR	:	Liquidity Coverage Ratio
CCFP	:	Critical Commodities Finance Program	MBS	:	Mortgage-Backed Securities
CMAW	:	Creating Markets Advisory Window	MCPP	:	Managed Co-lending Portfolio Program
COO	:	Chief Operating Officer	MD&A	:	Management’s Discussion and Analysis
COSO	:	Committee of Sponsoring Organizations of the Treadway Commission	MIGA	:	Multilateral Investment Guarantee Agency
COVID Facility	:	Fast Track COVID-19 Facility	NAV	:	Net Asset Value
COVID-19	:	Coronavirus Disease 2019	NPLs	:	Non-Performing Loans
CR	:	Credit Rating	OCI	:	Other Comprehensive Income
CRC	:	Corporate Risk Committee	OFCs	:	Offshore Financial Centers
DSC	:	Deployable Strategic Capital	ORM	:	Operational Risk Management
ESG	:	Environment, Social & Governance	PEBP	:	Post-Employment Benefit Plan
E&S	:	Environment and Social	pp	:	Percentage Point
ERM	:	Enterprise Risk Management	PPP	:	Public-Private Partnership
ESRR	:	Environmental and Social Risk Rating	PRI	:	Political Risk Insurance
FCA	:	Financial Conduct Authority	SCI	:	Selective Capital Increase
FCS	:	Fragile and Conflict-Affected Situations	SMEs	:	Small and Medium Enterprises
LTF	:	Long-Term Finance	SOFR	:	Secured Overnight Financing Rate
GCI	:	General Capital Increase	STF	:	Short-Term Trade Finance
GTFP	:	Global Trade Finance Program	TRA	:	Total Resources Available
GTLP	:	Global Trade Liquidity Program	TRR	:	Total Resources Required
GTSF	:	Global Trade Supplier Finance	U.S. GAAP	:	Accounting Principles Generally Accepted in the United States of America
IBRD	:	International Bank for Reconstruction and Development	VIEs	:	Variable Interest Entities
ICSID	:	International Centre for Settlement of Investment Disputes	VPU	:	Vice Presidency Unit
IDA	:	International Development Association	WBG	:	World Bank Group

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INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND
INTERNAL CONTROL REPORTS
June 30, 2021

Management’s Financial Reporting Assurance

August 6, 2021

Audit Committee of the Board of Directors
International Finance Corporation
We have reviewed the consolidated financial statements for the period ending on June 30, 2021, and the accompanying management’s discussion and analysis of the International Finance Corporation (IFC) (collectively, the “Reports”). Based on our knowledge, the Reports do not (1) contain any untrue statement of a material fact, or (2) omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by the Reports.
Based on our knowledge, the consolidated financial statements and other financial information included in the Reports fairly present in all material respects the financial condition, results of operations, changes in net assets, and cash flows of IFC for the periods presented in the Reports.
Management is responsible for establishing and maintaining internal controls and procedures over financial reporting for IFC. As part of carrying out these responsibilities, Management has:
•designed internal controls and procedures to ensure that material information required to meet the accuracy and completeness standards set forth above with regard to the Reports is recorded, processed, summarized and reported in a timely manner, as well as to ensure that such information is accumulated and communicated to Management as appropriate to allow timely decisions regarding required disclosure; and
•designed internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles.
Management has evaluated the effectiveness of IFC’s internal controls and procedures as of the date of the Reports; and presented in management’s discussion and analysis its conclusions about the effectiveness of such controls and procedures, as of the end of the period covered by the Reports, based on such evaluation. Management has disclosed in the Reports any change in IFC’s internal control over financial reporting that occurred during the period covered by the Reports that has materially affected, or is reasonably likely to materially affect, IFC’s internal control over financial reporting.
Further, Management has disclosed, based on its most recent evaluation of internal control over financial reporting, to IFC's external auditors and the Audit Committee of IFC's Board of Directors:
•all significant deficiencies in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect IFC's ability to record, process, summarize, and report financial information; and
•any fraud, material or not, that involves Management or other employees who have a significant role in IFC’s internal control over financial reporting.

Management's Report Regarding Effectiveness of
Internal Control over Financial Reporting
August 6, 2021
The management of the International Finance Corporation (IFC) is responsible for the preparation, integrity, and fair presentation of its published consolidated financial statements. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP) and include amounts based on informed judgments and estimates made by management.
The consolidated financial statements have been audited by an independent audit firm, which was given unrestricted access to all financial records and related data, including minutes of all meetings of the Board of Directors and their Committees. Management believes that all representations made to the independent auditors during their audit of IFC's consolidated financial statements and audit of its internal control over financial reporting were valid and appropriate. The independent auditors’ reports accompany the audited consolidated financial statements.
Management is responsible for establishing and maintaining effective internal control over financial reporting for financial statement presentations in conformity with US GAAP. Management maintains a comprehensive system of controls intended to ensure that transactions are executed in accordance with management's authorization, assets are safeguarded, and financial records are reliable. The system of internal control contains monitoring mechanisms, and actions are taken to correct deficiencies identified. Management believes that internal control over financial reporting supports the integrity and reliability of the external consolidated financial statements.
There are inherent limitations in the effectiveness of any internal control, including the possibility of human error and the circumvention or overriding of controls. Accordingly, even effective internal controls can provide only reasonable assurance with respect to financial statement preparation. Further, because of changes in conditions, the effectiveness of internal controls may vary over time.
IFC assessed its internal control over financial reporting for financial statement presentation in conformity with US GAAP as of June 30, 2021. This assessment was based on the criteria for effective internal control over financial reporting described in the Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based upon this assessment, management believes that IFC maintained effective internal control over financial reporting presented in conformity with US GAAP as of June 30, 2021. The independent audit firm that audited the consolidated financial statements has issued an Independent Auditors’ Report which expresses an opinion on IFC’s internal control over financial reporting.
The Board of Directors has appointed an Audit Committee responsible for monitoring the accounting practices and internal controls of IFC. The Audit Committee is comprised entirely of Directors who are independent of IFC's management. The Audit Committee is responsible for recommending to the Board of Directors the selection of independent auditors. It meets periodically with management, the independent auditors, and the internal auditors to ensure that they are carrying out their responsibilities. The Audit Committee is responsible for performing an oversight role by reviewing and monitoring the financial, accounting and auditing procedures of IFC in addition to reviewing IFC's financial reports. The independent auditors and the internal auditors have full and free access to the Audit Committee, with or without the presence of management, to discuss the adequacy of internal control over financial reporting and any other matters which they believe should be brought to the attention of the Audit Committee.

Independent Auditors’ Report
President and Board of Directors
International Finance Corporation:
We have audited the internal control over financial reporting of International Finance Corporation and its subsidiaries (“IFC”) as of June 30, 2021, based on the criteria established in the Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
Management's Responsibility for Internal Control over Financial Reporting
Management is responsible for designing, implementing, and maintaining effective internal control over financial reporting, and for its assessment about the effectiveness of internal control over financial reporting, included in the accompanying Management's Report Regarding Effectiveness of Internal Control Over Financial Reporting.
Auditors' Responsibility
Our responsibility is to express an opinion on IFC’s internal control over financial reporting based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.
An audit of internal control over financial reporting involves performing procedures to obtain audit evidence about whether a material weakness exists. The procedures selected depend on the auditor's judgment, including the assessment of the risks that a material weakness exists. An audit includes obtaining an understanding of internal control over financial reporting and testing and evaluating the design and operating effectiveness of internal control over financial reporting based on the assessed risk.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.
Definition and Inherent Limitations of Internal Control over Financial Reporting
An entity's internal control over financial reporting is a process effected by those charged with governance, management, and other personnel, designed to provide reasonable assurance regarding the preparation of reliable financial statements in accordance with accounting principles generally accepted in the United States of America. An entity's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the entity; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of the entity are being made only in accordance with authorizations of management and those charged with governance; and (3) provide reasonable assurance regarding prevention, or timely detection and correction, of unauthorized acquisition, use, or disposition of the entity's assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent, or detect and correct, misstatements. Also, projections of any assessment of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Opinion
In our opinion, IFC maintained, in all material respects, effective internal control over financial reporting as of June 30, 2021, based on the criteria established in the Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
Report on Consolidated Financial Statements
We also have audited, in accordance with auditing standards generally accepted in the United States of America, consolidated financial statements as of and for the year ended June 30, 2021 of IFC, and our report dated August 6, 2021 expressed an unmodified opinion on those consolidated financial statements.

August 6, 2021

INTERNATIONAL FINANCE CORPORATION	Page 61

CONSOLIDATED BALANCE SHEETS
as of June 30, 2021 and June 30, 2020
(US$ in millions)

	June 30, 2021	June 30, 2020
Assets
Cash and due from banks – Note C	$748	$545
Time deposits – Note C	16,279	14,218
Trading securities – Notes C and R	33,456	30,217
(includes $7,577 and $3,981 securities pledged to creditors under repurchase agreements at June 30, 2021 and June 30, 2020 respectively)
Securities purchased under resale agreements and receivable for cash collateral pledged – Notes C, R and W	965	1,221
Investments – Notes B, D, E, F, G, R and T
Loans
($1,330 at June 30, 2021, $955 at June 30, 2020 at fair value;
net of reserve against losses of $1,324 at June 30, 2021, $1,648 at June 30, 2020)
– Notes D, E, R and T	25,644	24,102
Equity investments
– Notes B, D, G, R and T	12,027	10,370
Debt securities – Notes D, F, R and T	7,320	6,666
(includes available for sale securities of $2,987 and $3,687, with associated amortized cost of $3,009 and $3,862, net of reserve against credit losses of $3 and $0, at June 30, 2021 and June 30, 2020, respectively)
Total investments	44,991	41,138
Derivative assets – Notes C, Q, R and W	4,241	4,314
Receivables and other assets – Notes C, J, T and U	4,584	4,147
Total assets	$105,264	$95,800
Liabilities and capital
Liabilities
Securities sold under repurchase agreements and payable
for cash collateral received – Notes C and W	$8,668	$4,591
Borrowings outstanding – Notes K, R and X
From market and other sources at amortized cost	3,337	3,785
From market sources at fair value	51,878	51,080
From International Development Association at fair value	484	621
Total borrowings	55,699	55,486
Derivative liabilities – Notes C, Q, R and W	3,784	4,383
Payables and other liabilities – Notes C, E, L, T, U and V	5,869	6,158
Total liabilities	74,020	70,618
Capital
Authorized capital, shares of $1,000 par value each – Note M
(25,079,991 shares at June 30, 2021 and June 30, 2020)
Subscribed capital	22,806	20,366
Less: unpaid portion of subscriptions	(2,046)	(799)
Paid-in capital	20,760	19,567
Accumulated other comprehensive loss – Note O	(1,118)	(1,984)
Retained earnings – Note O	11,602	7,599
Total capital	31,244	25,182
Total liabilities and capital	$105,264	$95,800
The notes to consolidated financial statements are an integral part of these statements

INTERNATIONAL FINANCE CORPORATION	Page 62

CONSOLIDATED STATEMENTS OF OPERATIONS
for the three years ended June 30, 2021, June 30, 2020 and June 30, 2019
(US$ in millions)

	2021	2020	2019
Income from investments
Income from loans and guarantees, including realized gains and losses on loans and associated derivatives – Note E	$1,116	$1,510	$1,774
Release of provision (provision) for losses on loans, off-balance sheet credit exposures and other receivables – Note E	201	(638)	(87)
Income (loss) from equity investments and associated derivatives – Note G	3,201	(1,067)	(253)
Income from debt securities, including realized gains and losses on debt securities and associated derivatives – Note F	340	231	126
Provision for losses on available-for-sale debt securities – Note F	(3)	—	—
Total income from investments	4,855	36	1,560
Income from liquid asset trading activities – Note C	327	1,039	1,291
Charges on borrowings – Note K	(326)	(1,181)	(1,575)
Income (loss) from investments and liquid asset trading activities, after charges on borrowings	4,856	(106)	1,276
Other income
Advisory services income – Note U	237	281	312
Service fees	146	141	126
Other – Notes B and N	212	137	184
Total other income	595	559	622
Other expenses
Administrative expenses – Note X	(1,355)	(1,281)	(1,355)
Advisory services expenses – Note U	(277)	(312)	(355)
Other – Notes B and V	(55)	(35)	(36)
Total other expenses	(1,687)	(1,628)	(1,746)
Foreign currency transaction (losses) gains on non-trading activities	(148)	144	159
Income (loss) before net unrealized gains and losses on non-trading financial instruments accounted for at fair value and grants to IDA	3,616	(1,031)	311
Net unrealized gains (losses) on non-trading financial instruments accounted for at fair value – Note P	806	(641)	(218)
Income (loss) before grants to IDA	4,422	(1,672)	93
Grants to IDA – Note O	(213)	—	—
Net income (loss) – Note S	$4,209	$(1,672)	$93

The notes to consolidated financial statements are an integral part of these statements

INTERNATIONAL FINANCE CORPORATION	Page 63

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
for the three years ended June 30, 2021, June 30, 2020 and June 30, 2019
(US$ in millions)

	2021	2020	2019
Net income (loss) – Note S	$4,209	$(1,672)	$93
Other comprehensive income (loss)
Unrealized gains and losses on debt securities
Net unrealized gains (losses) on available-for-sale debt securities arising during the period	183	(291)	(58)
Reclassification adjustment for realized gains included in net income (income from debt securities and realized gains and losses on debt securities and associated derivatives)	(33)	(7)	(4)
Reclassification adjustment for impairments related to credit loss included in net income (Provision for losses on available-for-sale debt securities)	3	—	—
Reclassification adjustment for other-than-temporary impairments included in net income (income from debt securities and realized gains and losses on debt securities and associated derivatives)	—	130	247
Net unrealized gains (losses) on debt securities	153	(168)	185
Unrealized gains and losses on borrowings
Net unrealized (losses) gains arising during the period attributable to instrument-specific credit risk on borrowings at fair value under the Fair Value Option	(270)	282	87
Reclassification adjustment for realized gains included in net income upon derecognition of borrowings	1	6	1
Net unrealized (losses) gains on borrowings	(269)	288	88
Net unrecognized net actuarial gains (losses) and unrecognized prior service credits (cost) on benefit plans – Note V	982	(872)	(410)
Total other comprehensive income (loss)	866	(752)	(137)
Total comprehensive income (loss)	$5,075	$(2,424)	$(44)

The notes to consolidated financial statements are an integral part of these statements

INTERNATIONAL FINANCE CORPORATION	Page 64

CONSOLIDATED STATEMENTS OF CHANGES IN CAPITAL
for the three years ended June 30, 2021, June 30, 2020 and June 30, 2019
(US$ in millions)

	Attributable to IFC
	Undesignated retained earnings	Designated retained earnings	Total retained earnings	Accumulated other comprehensive income (loss) – Note O	Capital stock	Total capital
At June 30, 2018	$23,116	$190	$23,306	$264	$2,566	$26,136
Cumulative effect of adoption of ASU 2016-01, effective July 1, 2018 – Note A	2,872		2,872	(1,359)		1,513
Year ended June 30, 2019
Net income	93		93			93
Other comprehensive loss				(137)		(137)
Payments received for IFC capital stock subscribed					1	1
Designation of retained earnings – Note O	(230)	230	—			—
Expenditures against designated retained earnings – Note O	54	(54)	—			—
At June 30, 2019	$25,905	$366	$26,271	$(1,232)	$2,567	$27,606
Year ended June 30, 2020
Net loss	(1,672)		(1,672)			(1,672)
Other comprehensive loss				(752)		(752)
Designations of retained earnings – Note O	(122)	122	—			—
Expenditures against designated retained earnings – Note O	55	(55)	—			—
Conversion of a portion of retained earnings into paid-in capital	(17,000)		(17,000)		17,000	—
At June 30, 2020	$7,166	$433	$7,599	$(1,984)	$19,567	$25,182
Cumulative effect of adoption of ASU 2016-13, effective July 1, 2020 – Note A	(206)		(206)			(206)
Year ended June 30, 2021
Net income	4,209		4,209			4,209
Other comprehensive income				866		866
Designations of retained earnings – Note O	(44)	44	—			—
Expenditures against designated retained earnings	270	(270)	—			—
Payments received for subscribed capital					1,193	1,193
At June 30, 2021	$11,395	$207	$11,602	$(1,118)	$20,760	$31,244

The notes to consolidated financial statements are an integral part of these statements

INTERNATIONAL FINANCE CORPORATION	Page 65

CONSOLIDATED STATEMENTS OF CASH FLOWS
for the three years ended June 30, 2021, June 30, 2020 and June 30, 2019
(US$ in millions)

	2021	2020	2019
Cash flows from investing activities
Loan disbursements	$(9,277)	$(8,185)	$(7,083)
Investments in equity securities	(886)	(803)	(908)
Investments in debt securities	(1,117)	(1,175)	(1,083)
Loan repayments	8,282	6,611	6,478
Debt securities repayments	717	397	324
Proceeds from sales of loan investments	89	10	22
Proceeds from sales of equity investments	2,365	2,395	1,914
Proceeds from sales of debt securities	242	82	46
Loan origination fee received	54	51	—
Investment in fixed assets	(55)	(57)	(41)
Net cash provided by (used in) investing activities	414	(674)	(331)
Cash flows from financing activities
Medium and long-term borrowings
Issuance	18,004	15,241	15,805
Retirement	(17,329)	(14,586)	(14,657)
Net derivatives, borrowings	(593)	(676)	(279)
Short-term borrowings, net	(802)	792	(901)
Capital subscriptions	734	—	1
Net cash provided by (used in) financing activities	14	771	(31)
Cash flows from operating activities
Net income (loss)	4,209	(1,672)	93
Adjustments to reconcile net income or loss to net cash used in operating activities:
Realized (gains) losses on loans and associated derivatives, net	(14)	12	(40)
Realized gains on debt securities and associated derivatives, net	(57)	(24)	(5)
(Gains) losses on equity investments and related derivatives, net	(2,981)	1,240	493
Net realized gains on extinguishment of borrowings	(3)	(7)	(1)
Provision (release) charge for losses on loans, off-balance sheet credit exposures, other receivables and available-for-sale debt securities	(198)	638	87
Other-than-temporary impairments on debt securities	—	130	247
Amortization of discounts, premiums and loan origination expenses	(63)	(12)	(18)
Depreciation expenses	60	62	—
Foreign currency transaction losses(gains) on non-trading activities	148	(144)	(159)
Net unrealized (gains) losses on non-trading financial instruments accounted for at fair value	(806)	641	218
Net premiums received at issuance of borrowings (net of swaps)	—	—	16
Net discounts paid on retirement of borrowings	(8)	(46)	(56)
Change in accrued income on loans and debt securities (after swaps), net	69	53	(46)
Change in accrued expenses on borrowings (after swaps), net	(86)	(135)	109
Change in trading portfolio	(1,114)	(2,254)	(1,854)
Change in derivatives associated with loans and client risk management, net	211	342	807
Change in payables and other liabilities	350	167	(278)
Change in receivables and other assets	(313)	(166)	(660)
Net cash used in operating activities	(596)	(1,175)	(1,047)
Change in cash and cash equivalents	(168)	(1,078)	(1,409)
Effect of exchange rate changes on cash and cash equivalents	436	(138)	974
Net change in cash and cash equivalents	268	(1,216)	(435)
Beginning cash and cash equivalents	12,754	13,970	14,405
Ending cash and cash equivalents	$13,022	$12,754	$13,970
Composition of cash and cash equivalents
Cash and due from banks	748	545	1,197
Time deposits with maturities under three months	12,274	12,209	12,773
Total cash and cash equivalents	$13,022	$12,754	$13,970
The notes to consolidated financial statements are an integral part of these statements

INTERNATIONAL FINANCE CORPORATION	Page 66

CONSOLIDATED STATEMENTS OF CASH FLOWS
for the three years ended June 30, 2021, June 30, 2020 and June 30, 2019
(US$ in millions)

Supplemental disclosure	2021	2020	2019
Change in ending balances resulting from currency exchange rate fluctuations:
Loans outstanding	$383	$(652)	$(138)
Debt securities	106	(310)	(153)
Loan and debt security-related currency swaps	(483)	882	257
Borrowings	(1,957)	1,712	840
Borrowing-related currency swaps	1,940	(1,701)	(788)
Charges on borrowings paid, net	$422	$1,318	$1,466
Non-cash items:
Loan and debt security conversion to equity, net	$36	$99	$7

The notes to consolidated financial statements are an integral part of these statements

INTERNATIONAL FINANCE CORPORATION	Page 67

CONSOLIDATED STATEMENT OF CAPITAL STOCK AND VOTING POWER as of June 30, 2021 (US$ thousands)
	Capital Stock		Voting Power			Capital Stock		Voting Power
Members	Amount paid	Percent of total	Number of votes	Percent of total	Members	Amount paid	Percent of total	Number of votes	Percent of total
Afghanistan	1,727	0.01	8,321	0.04	Egypt, Arab Republic of	102,017	0.49	108,611	0.49
Albania	9,927	0.05	16,521	0.08	El Salvador	221	0.00	6,815	0.03
Algeria	51,116	0.25	57,710	0.26	Equatorial Guinea	328	0.00	6,922	0.03
Angola	11,292	0.05	17,886	0.08	Eritrea	7,129	0.03	13,723	0.06
Antigua and Barbuda	99	0.00	6,693	0.03	Estonia	10,934	0.05	17,528	0.08
Argentina	323,320	1.56	329,914	1.50	Eswatini	5,215	0.03	11,809	0.05
Armenia	7,564	0.04	14,158	0.06	Ethiopia	968	0.00	7,562	0.03
Australia	401,814	1.94	408,408	1.86	Fiji	2,188	0.01	8,782	0.04
Austria	161,192	0.78	167,786	0.76	Finland	126,471	0.61	133,065	0.61
Azerbaijan	18,047	0.09	24,641	0.11	France	975,038	4.70	981,632	4.47
Bahamas, The	2,554	0.01	9,148	0.04	Gabon	9,668	0.05	16,262	0.07
Bahrain	13,313	0.06	19,907	0.09	Gambia, The	717	0.00	7,311	0.03
Bangladesh	73,440	0.35	80,034	0.36	Georgia	10,522	0.05	17,116	0.08
Barbados	2,752	0.01	9,346	0.04	Germany	1,094,398	5.27	1,100,992	5.01
Belarus	40,159	0.19	46,753	0.21	Ghana	42,286	0.20	48,880	0.22
Belgium	385,880	1.86	392,474	1.79	Greece	56,234	0.27	62,828	0.29
Belize	770	0.00	7,364	0.03	Grenada	564	0.00	7,158	0.03
Benin	907	0.00	7,501	0.03	Guatemala	8,265	0.04	14,859	0.07
Bhutan	5,490	0.03	12,084	0.05	Guinea	2,585	0.01	9,179	0.04
Bolivia	14,502	0.07	21,096	0.10	Guinea-Bissau	137	0.00	6,731	0.03
Bosnia and Herzegovina	5,921	0.03	12,515	0.06	Guyana	10,613	0.05	17,207	0.08
Botswana	862	0.00	7,456	0.03	Haiti	6,267	0.03	12,861	0.06
Brazil	423,812	2.04	430,406	1.96	Honduras	3,774	0.02	10,368	0.05
Bulgaria	37,620	0.18	44,214	0.20	Hungary	98,996	0.48	105,590	0.48
Burkina Faso	6,374	0.03	12,968	0.06	Iceland	1,469	0.01	8,063	0.04
Burundi	762	0.00	7,356	0.03	India	829,462	4.00	836,056	3.80
Cabo Verde	114	0.00	6,708	0.03	Indonesia	240,952	1.16	247,546	1.13
Cambodia	2,585	0.01	9,179	0.04	Iran, Islamic Republic of	11,010	0.05	17,604	0.08
Cameroon	6,748	0.03	13,342	0.06	Iraq	1,121	0.01	7,715	0.04
Canada	620,199	2.99	626,793	2.85	Ireland	14,055	0.07	20,649	0.09
Central African Republic	907	0.00	7,501	0.03	Israel	19,518	0.09	26,112	0.12
Chad	10,400	0.05	16,994	0.08	Italy	655,387	3.16	661,981	3.01
Chile	96,428	0.46	103,022	0.47	Jamaica	32,648	0.16	39,242	0.18
China	470,864	2.27	477,458	2.17	Japan	1,716,263	8.27	1,722,857	7.84
Colombia	104,137	0.50	110,731	0.50	Jordan	7,175	0.03	13,769	0.06
Comoros	107	0.00	6,701	0.03	Kazakhstan	35,355	0.17	41,949	0.19
Congo, Democratic Republic of	16,461	0.08	23,055	0.10	Kenya	30,811	0.15	37,405	0.17
Congo, Republic of	999	0.00	7,593	0.03	Kiribati	91	0.00	6,685	0.03
Costa Rica	7,259	0.03	13,853	0.06	Korea, Republic of	241,241	1.16	247,835	1.13
Cote d'Ivoire	27,022	0.13	33,616	0.15	Kosovo	11,086	0.05	17,680	0.08
Croatia	23,384	0.11	29,978	0.14	Kuwait	114,925	0.55	121,519	0.55
Cyprus	16,309	0.08	22,903	0.10	Kyrgyz Republic	13,114	0.06	19,708	0.09
Czech Republic	79,076	0.38	85,670	0.39	Lao People's Democratic Republic	2,120	0.01	8,714	0.04
Denmark	170,267	0.82	176,861	0.80	Latvia	17,323	0.08	23,917	0.11
Djibouti	160	0.00	6,754	0.03	Lebanon	1,029	0.00	7,623	0.03
Dominica	320	0.00	6,914	0.03	Lesotho	541	0.00	7,135	0.03
Dominican Republic	9,050	0.04	15,644	0.07	Liberia	633	0.00	7,227	0.03
Ecuador	16,477	0.08	23,071	0.10	Libya	419	0.00	7,013	0.03

The notes to consolidated financial statements are an integral part of these statements

INTERNATIONAL FINANCE CORPORATION	Page 68

CONSOLIDATED STATEMENT OF CAPITAL STOCK AND VOTING POWER as of June 30, 2021 (US$ thousands)
	Capital Stock		Voting Power			Capital Stock		Voting Power
Members	Amount paid	Percent of total	Number of votes	Percent of total	Members	Amount paid	Percent of total	Number of votes	Percent of total
Lithuania	17,849	0.09	24,443	0.11	Saudi Arabia	454,221	2.19	460,815	2.10
Luxembourg	23,835	0.11	30,429	0.14	Senegal	17,986	0.09	24,580	0.11
Madagascar	5,064	0.02	11,658	0.05	Serbia	13,747	0.07	20,341	0.09
Malawi	13,892	0.07	20,486	0.09	Seychelles	206	0.00	6,800	0.03
Malaysia	126,614	0.61	133,208	0.61	Sierra Leone	1,700	0.01	8,294	0.04
Maldives	122	0.00	6,716	0.03	Singapore	3,829	0.02	10,423	0.05
Mali	3,439	0.02	10,033	0.05	Slovak Republic	37,479	0.18	44,073	0.20
Malta	12,314	0.06	18,908	0.09	Slovenia	13,428	0.06	20,022	0.09
Marshall Islands	5,055	0.02	11,649	0.05	Solomon Islands	282	0.00	6,876	0.03
Mauritania	1,632	0.01	8,226	0.04	Somalia	633	0.00	7,227	0.03
Mauritius	14,021	0.07	20,615	0.09	South Africa	132,805	0.64	139,399	0.63
Mexico	232,794	1.12	239,388	1.09	South Sudan	14,334	0.07	20,928	0.10
Micronesia, Federated States of	5,673	0.03	12,267	0.06	Spain	282,308	1.36	288,902	1.31
Moldova	9,089	0.04	15,683	0.07	Sri Lanka	57,116	0.28	63,710	0.29
Mongolia	1,098	0.01	7,692	0.04	St. Kitts and Nevis	4,864	0.02	11,458	0.05
Montenegro	7,891	0.04	14,485	0.07	St. Lucia	564	0.00	7,158	0.03
Morocco	73,463	0.35	80,057	0.36	Sudan	846	0.00	7,440	0.03
Mozambique	2,455	0.01	9,049	0.04	Suriname	4,727	0.02	11,321	0.05
Myanmar	5,078	0.02	11,672	0.05	Sweden	234,918	1.13	241,512	1.10
Namibia	3,080	0.01	9,674	0.04	Switzerland	352,859	1.70	359,453	1.64
Nepal	6,267	0.03	12,861	0.06	Syrian Arab Republic	1,479	0.01	8,073	0.04
Netherlands	476,540	2.30	483,134	2.20	Tajikistan	9,241	0.04	15,835	0.07
New Zealand	27,319	0.13	33,913	0.15	Tanzania	7,647	0.04	14,241	0.06
Nicaragua	5,452	0.03	12,046	0.05	Thailand	99,495	0.48	106,089	0.48
Niger	1,121	0.01	7,715	0.04	Timor-Leste	5,924	0.03	12,518	0.06
Nigeria	270,840	1.30	277,434	1.26	Togo	6,161	0.03	12,755	0.06
North Macedonia	4,702	0.02	11,296	0.05	Tonga	581	0.00	7,175	0.03
Norway	140,989	0.68	147,583	0.67	Trinidad and Tobago	31,352	0.15	37,946	0.17
Oman	9,050	0.04	15,644	0.07	Tunisia	28,773	0.14	35,367	0.16
Pakistan	162,343	0.78	168,937	0.77	Turkey	120,751	0.58	127,345	0.58
Palau	191	0.00	6,785	0.03	Turkmenistan	6,176	0.03	12,770	0.06
Panama	7,678	0.04	14,272	0.06	Tuvalu	520	0.00	7,114	0.03
Papua New Guinea	8,745	0.04	15,339	0.07	Uganda	5,604	0.03	12,198	0.06
Paraguay	3,324	0.02	9,918	0.05	Ukraine	77,458	0.37	84,052	0.38
Peru	63,841	0.31	70,435	0.32	United Arab Emirates	30,750	0.15	37,344	0.17
Philippines	104,137	0.50	110,731	0.50	United Kingdom	975,038	4.70	981,632	4.47
Poland	57,985	0.28	64,579	0.29	United States	4,341,278	20.91	4,347,872	19.78
Portugal	63,467	0.31	70,061	0.32	Uruguay	27,212	0.13	33,806	0.15
Qatar	12,581	0.06	19,175	0.09	Uzbekistan	29,530	0.14	36,124	0.16
Romania	37,112	0.18	43,706	0.20	Vanuatu	419	0.00	7,013	0.03
Russian Federation	784,211	3.78	790,805	3.60	Venezuela, Republica Bolivariana de	210,347	1.01	216,941	0.99
Rwanda	2,333	0.01	8,927	0.04	Vietnam	3,401	0.02	9,995	0.05
Samoa	267	0.00	6,861	0.03	Yemen, Republic of	5,452	0.03	12,046	0.05
Sao Tome and Principe	3,347	0.02	9,941	0.05	Zambia	9,805	0.05	16,399	0.07
					Zimbabwe	24,513	0.12	31,107	0.14
* May differ from the sum of individual percentages shown because of rounding					Total June 30, 2021	20,759,831	100.00*	21,979,721	100.00*
					Total June 30, 2020	19,566,717	100.00*	20,716,492	100.00*

The notes to consolidated financial statements are an integral part of these statements

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
PURPOSE

The International Finance Corporation (IFC), an international organization, was established in 1956 to further economic development in its member countries by encouraging the growth of private enterprise. IFC is a member of the World Bank Group (WBG), which also comprises the International Bank for Reconstruction and Development (IBRD), the International Development Association (IDA), the Multilateral Investment Guarantee Agency (MIGA), and the International Centre for Settlement of Investment Disputes (ICSID). Each member is legally and financially independent and IFC is not liable for their respective obligations. Transactions with other World Bank Group members are disclosed in the notes that follow. IFC’s activities are closely coordinated with and complement the overall development objectives of the other World Bank Group institutions. IFC, together with private investors, assists in financing the establishment, improvement and expansion of private sector enterprises by making loans, equity investments and investments in debt securities where sufficient private capital is not otherwise available on reasonable terms. IFC’s share capital is provided by its member countries. It raises most of the funds for its investment activities through the issuance of notes, bonds and other debt securities in the international capital markets. IFC also plays a catalytic role in mobilizing additional funding from other investors and lenders through parallel loans, loan participations, partial credit guarantees, securitizations, loan sales, risk sharing facilities, fund investments and other IFC crisis initiatives. In addition to project finance and mobilization, IFC offers an array of financial and technical advisory services to private businesses in the developing world to increase their chances of success. It also advises governments on how to create an environment hospitable to the growth of private enterprise and foreign investment.
NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING AND RELATED POLICIES
The consolidated financial statements include the financial statements of IFC and its consolidated subsidiary (merged into IFC on January 31, 2020). The accounting and reporting policies of IFC conform with accounting principles generally accepted in the United States of America (U.S. GAAP). In the opinion of management, the consolidated financial statements reflect all adjustments necessary for the fair presentation of IFC’s financial position and results of operations.
Consolidated Financial Statements presentation – Certain amounts in prior years have been changed to conform to the current year’s presentation.
IFC has revised the presentation of certain time deposits in the amount of $4,727 million in its cash flow statement for the year ended June 30, 2019, to exclude them from “Cash and cash equivalents”, because these time deposits have maturities greater than three months; these time deposits have been included in “Change in trading portfolio” in the statement of cash flows. The correction impacted the "Change in trading portfolio", the "Net cash (used in) provided by operating activities", the "Change in cash and cash equivalents", the "Net change in cash and cash equivalents", and the "Ending cash and cash equivalents" by $4,727 million in the consolidated statement of cash flows for that period.
IFC aligned the presentation of foreign currency gains and losses on borrowings with the foreign currency gains and losses on currency swaps which economically hedge those borrowings in the second quarter of the year ended June 30, 2021. This resulted in a change in classification of foreign currency gains and losses on borrowings from “Foreign currency transaction gains (losses) on non-trading activities,” to “Net unrealized (losses) gains on non-trading financial instruments accounted for at fair value”. As a result of this change in classification, the impact for the year ended June 30, 2021 includes $108 million decrease in the foreign currency loss on borrowings, and an equivalent amount of decrease in the unrealized gain on non-trading financial instruments accounted for at fair value. The change in presentation had no impact on IFC’s net income and was immaterial for prior periods.
Functional currency – IFC’s functional currency is the United States dollar (US dollars, US$ or $).
Use of estimates – The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of income and expense during the reporting periods. Actual results could differ from these estimates. A significant degree of judgment has been used in the determination of: the reserve against losses on loans, off-balance sheet credit exposures, and available-for-sale debt securities for which the Fair Value Option has been elected; estimated fair values of financial instruments accounted for at fair value (including equity investments, debt securities, loans, trading securities and derivative instruments); projected pension benefit obligations, fair value of pension and other postretirement benefit plan assets, and net periodic pension income or expense. There are inherent risks and uncertainties related to IFC’s operations. The possibility exists that changing economic conditions could have an adverse effect on the financial position of IFC.
IFC uses internal models to determine the fair values of derivative and other financial instruments and the aggregate level of the reserve against credit losses on loans, off-balance sheet credit exposures, and available-for-sale debt securities. IFC undertakes continuous review and analysis of these models with the objective of refining its estimates, consistent with evolving best practices appropriate to its operations. Changes in estimates resulting from refinements in the assumptions and methodologies incorporated in the models are reflected in net income in the period in which the enhanced models are first applied.
The notes to consolidated financial statements are an integral part of these statements

INTERNATIONAL FINANCE CORPORATION	Page 70

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING AND RELATED POLICIES (continued)

Consolidation, non-controlling interests and variable interest entities – IFC consolidates:
i.all majority-owned subsidiaries;
ii.limited partnerships in which it is the general partner, unless the presumption of control is overcome by certain management participation or other rights held by minority shareholders/limited partners; and
iii.variable interest entities (VIEs) for which IFC is deemed to be the VIE's primary beneficiary (together, consolidated subsidiaries).
Significant intercompany accounts and transactions are eliminated in consolidation.
An entity is a VIE if:
i.its equity is not sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties;
ii.its equity investors do not have decision-making rights about the entity's operations; or
iii.its equity investors do not absorb the expected losses or receive the expected returns of the entity proportionally to their voting rights.
A variable interest is a contractual, ownership or other interest whose value changes as the fair value of the VIE's net assets change. IFC's variable interests in VIEs arise from financial instruments, service contracts, guarantees, leases or other monetary interests in those entities.
IFC is considered to be the primary beneficiary of a VIE if it has the power to direct the VIE's activities that most significantly impact its economic performance and the obligation to absorb losses of or the right to receive benefits from the VIE that could potentially be significant to the VIE.
Fair Value Option – IFC has elected the Fair Value Option under the subsections of ASC Topic 825, Financial Instruments (ASC 825 or the Fair Value Option) for several of its financial assets and financial liabilities. ASC 825 permits the measurement of eligible financial assets, financial liabilities and firm commitments at fair value on an instrument-by-instrument basis, that are not otherwise permitted to be accounted for at fair value under other accounting standards. The election to use the Fair Value Option is available when an entity first recognizes a financial asset or liability or upon entering into a firm commitment.
IFC has elected the Fair Value Option (FVO) for the following financial assets and financial liabilities:
i.direct equity investments which give IFC significant influence, which in the absence of FVO, would have to be accounted for under equity method and all other all other financial interests in the investee (e.g., guarantees, loans)
ii.all market borrowings that are economically hedged with financial instruments accounted for at fair value with changes therein reported in earnings;
iii.borrowings from IDA;
effective July 1, 2018:
i.substantially all investments in debt securities; and
ii.substantially all hybrid instruments in the loan investment portfolio;
All borrowings for which the Fair Value Option has been elected are economically hedged with derivative or other financial instruments accounted for at fair value with changes in fair value reported in earnings as such changes occur. Measuring at fair value those borrowings for which the Fair Value Option has been elected mitigates the earnings volatility that would otherwise occur, due to measuring the borrowings and related economic hedges differently, without having to apply ASC Topic 815, Derivatives and Hedging (ASC 815)'s complex hedge accounting requirements.
Measuring at fair value those equity investments that would otherwise require equity method accounting simplifies the accounting and renders a carrying amount on the consolidated balance sheet based on a measure (fair value) that IFC considers preferable to equity method accounting. For the investments that otherwise would require equity method accounting for which the Fair Value Option is elected, ASC 825 requires the Fair Value Option to also be applied to all eligible financial interests in the same entity. IFC has disbursed loans and issued guarantees to some of those investees; therefore, the Fair Value Option is also applied to those loans and issued guarantees.
The FVO has been elected for substantially all investments in debt securities and hybrid loan instruments recognized after June 30, 2018. Among other things, measuring all investments in debt securities and hybrid loan instruments at fair value eliminates the requirement to bifurcate the host and embedded derivative that may have otherwise applied in certain instances, results in more accounting consistency across IFC’s investment portfolio and results in a measurement method that is consistent with the manner in which the portfolio is managed.
The notes to consolidated financial statements are an integral part of these statements

INTERNATIONAL FINANCE CORPORATION	Page 71

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING AND RELATED POLICIES (continued)

Fair Value Measurements
IFC has adopted FASB Accounting Standards Codification (ASC) Topic 820, Fair Value Measurements and Disclosures (ASC 820). ASC 820 defines fair value, establishes a framework for measuring fair value and a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels and applies to all items measured at fair value, including items for which impairment measures are based on fair value.
ASC 820 defines fair value as the price that would be received to sell an asset or transfer a liability (i.e., an exit price) in an orderly transaction between independent, knowledgeable and willing market participants at the measurement date assuming the transaction occurs in the entity’s principal (or most advantageous) market. Fair value must be based on assumptions market participants would use (inputs) in determining the price and measured assuming that market participants act in their economic best interest, therefore, their fair values are determined based on a transaction to sell or transfer the asset or liability on a standalone basis. Under ASC 820, fair value measurements are not adjusted for transaction costs.
ASC 820 established a fair value hierarchy which gives the highest priority to unadjusted quoted prices in active markets for identical unrestricted assets and liabilities (Level 1), the next highest priority to observable market based inputs or unobservable inputs that are corroborated by market data from independent sources (Level 2) and the lowest priority to unobservable inputs that are not corroborated by market data (Level 3). Fair value measurements are required to maximize the use of available observable inputs.
Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.
Level 2: Other than quoted prices included in Level 1, inputs that are observable for the asset or liability, either directly or indirectly for substantially the full term of the asset or liability. It includes quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, and financial instruments that are valued using models and other valuation methodologies. These models consider various assumptions and inputs, including time value, yield curves, volatility factors, prepayment speeds, default rates, loss severity and current market and contractual pricing for the underlying asset, as well as other relevant economic measures. Substantially all of these inputs are observable in the market place, can be derived from observable data or are supported by observable levels at which market transactions are executed.
Level 3: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date. It consists of financial instruments whose fair value is estimated based on internally developed models or methodologies utilizing significant inputs that are non-observable. It also includes financial instruments whose fair value is estimated based on price information from independent sources that cannot be corroborated by observable market data.
IFC’s policy is to recognize transfers in and transfers out of levels as of the beginning of the reporting period in which they occur.
IFC estimates the fair value of its investments in private equity funds that do not have readily determinable fair value based on the funds’ net asset values (NAVs) per share as a practical expedient to the extent that a fund reports its investment assets at fair value and has all the attributes of an investment company, pursuant to ASC Topic 946, Financial Services – Investment Companies (ASC 946). If the NAV is not as of IFC’s measurement date, IFC adjusts the most recent NAV, as necessary, to estimate a NAV for the investment that is calculated in a manner consistent with the fair value measurement principles established by ASC 820.
Remeasurement of foreign currency transactions – Monetary assets and liabilities not denominated in US dollars, are expressed in US dollars at the exchange rates prevailing at end of each reporting period. Income and expenses are recorded based on the rates of exchange prevailing at the time of the transaction. Transaction gains and losses are credited or charged to income.
Loans – IFC originates loans to facilitate project finance, restructuring, refinancing, corporate finance, and/or other developmental objectives. Loans are recorded as assets when disbursed. Loans are generally carried at the principal amounts outstanding adjusted for net unamortized loan origination costs and fees. It is IFC’s practice to obtain collateral security such as, but not limited to, mortgages and third-party guarantees.
Certain loans are carried at fair value in accordance with the Fair Value Option as discussed above. Unrealized gains and losses on loans accounted for at fair value under the Fair Value Option are reported in Net unrealized gains and losses on non-trading financial instruments accounted for at fair value on the consolidated statement of operations.
Certain loans originated by IFC contain income participation, prepayment and conversion features. These features are bifurcated and separately accounted for in accordance with ASC 815 if IFC has not elected the Fair Value Option for the loan host contracts and the features meet the definition of a derivative and are not considered to be clearly and closely related to their host loan contracts. Otherwise, these features are accounted for as part of their host loan contracts in accordance with IFC’s accounting policies for loans as indicated herein.
The notes to consolidated financial statements are an integral part of these statements

INTERNATIONAL FINANCE CORPORATION	Page 72

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING AND RELATED POLICIES (continued)

Revenue recognition on loans – Interest income and commitment fees on loans are recorded as income on an accrual basis. Loan origination fees and direct loan origination costs are deferred and amortized over the estimated life of the originated loan; such amortization is determined using the interest method unless the loan is a revolving credit facility in which case amortization is determined using the straight-line method. Prepayment fees are recorded as income when received. IFC has elected to present interest income separately from other changes in the fair value of loans measured at fair value through earnings under the FVO.
IFC does not recognize income on loans where collectability is in doubt or payments of interest or principal are past due more than 60 days unless management anticipates that collection of interest will occur in the near future. Any interest accrued on a loan placed in nonaccrual status is reversed out of income and is thereafter recognized as income only when the actual payment is received. Interest not previously recognized but capitalized as part of a debt restructuring is recorded as deferred income, included in the consolidated balance sheet in payables and other liabilities, and credited to income only when the related principal is received. Such capitalized interest is considered in the computation of the reserve against losses on loans in the consolidated balance sheet.
Accrued interest balances are reported within receivables and other assets on the consolidated balance sheets. IFC elected not to measure expected credit losses for accrued interest receivables related to its loans and the available-for-sale securities portfolio as IFC’s policy is to write-off uncollectible accrued interest receivable balances in a timely manner. Accrued interest is written off by reversing interest income during the quarter the financial asset is moved from an accrual to a nonaccrual status.
Reserve against losses on loans and off-balance sheet credit arrangements
Effective July 1, 2020, pursuant to Accounting Standards Update 2016-13, Measurement of Credit Losses on Financial Instruments and related amendments, which is incorporated in ASC Topic 326, Financial Instruments-Credit Losses (ASC 326), IFC adopted ASC 326 to replace the incurred loss methodology for recognizing credit losses in place at June 30, 2020. The objective of ASC 326 is to recognize a reserve for credit losses that is deducted from the amortized cost basis of the financial asset to present the net amount expected to be collected on the financial asset on the balance sheet.
In developing the estimate of expected credit losses in accordance with ASC 326, IFC introduced a credit loss methodology that reflects an estimate of expected credit losses over the remaining contractual life of a financial asset, considering forward looking information. IFC considered the relevant inputs and assumptions required to perform the estimate. These included, but are not limited to, historical and current loan portfolio data, data relevant to current economic conditions, and data relevant to reasonable and supportable forecasts of economic conditions. Inputs and assumptions are quantitative or qualitative in nature. In particular, the forecast of key economic variables relevant to the loan portfolio is one of the critical assumptions to IFC’s estimation of expected credit losses. The forecast of economic variables are credit loss drivers that produce a macro-economic response estimate of loss over the 3-year period that IFC deems to be reasonable and supportable. For periods beyond the reasonable and supportable forecast period, expected credit losses are estimated by reverting to historical loss information without adjustment for changes in economic conditions. This reversion is phased in over a one-year period on a straight-line basis. The Segmentation process is based on a facility and credit rating, with certain assumptions segmented by industry. The facility rating applies to an individual investment product and provides information on the amount of loss that IFC is likely to incur on that product if the obligor defaults. IFC’s forecast of expected credit losses is based on the probability of a loan defaulting associated with each credit risk rating, the expected loss percentage given a default associated with each facility risk rating, and the expected balance at the estimated date of default. The estimate of the expected balance at the time of default considers a prepayment assumption and, for loans with available credit, a disbursement assumption estimates expected utilization rates.
The reserve against losses on loans are established through a review process undertaken on a quarterly basis and has two main components: (a) a portfolio reserve for expected losses determined from the historical loss rates, adjusted for qualitative factors, and forecasted expected losses on the segments associated with the loan class with similar risk characteristics; and (b) an individual reserve which is a separate reserve representing the reserve assigned to individually evaluated loans that do not share similar risk characteristics with other loans. IFC considers its entire loan portfolio to comprise one portfolio segment and defines the one major category of loans to be the grouping of the loan receivable based on risk characteristics and the method for monitoring and assessing credit risk. The risks inherent in the portfolio that are considered in determining the portfolio reserve are those proven to exist by past experience and include: country systemic risk; the risk of correlation or contagion of losses between markets; uninsured and uninsurable risks; nonperformance under guarantees and support agreements; and opacity of, or misrepresentation in a borrower's financial statements.
For individual reserve, loans identified as not sharing similar risk characteristics with other assets are individually evaluated for the net amount expected to be collected and reserve is determined for them outside of the portfolio reserve computation. Information and events, with respect to the borrower and/or the economic and political environment in which it operates, considered in determining a loss reserve include, but are not limited to, the borrower’s financial difficulties, breach of contract, bankruptcy/reorganization, credit rating downgrade as well as geopolitical conflict, financial/economic crisis, commodity price decline, adverse local government action and natural disaster. Loans modified as troubled debt restructuring, as well as loans placed in nonaccrual status are individually evaluated for the net amount expected to be collected.
Individually evaluated loans are measured based on the present value of expected future cash flows to be received, or for loans that are dependent on collateral for repayment, the estimated fair value of the collateral, less the cost to sell.
The notes to consolidated financial statements are an integral part of these statements

INTERNATIONAL FINANCE CORPORATION	Page 73

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING AND RELATED POLICIES (continued)

IFC recognizes reserve on loans not carried at fair value in the consolidated balance sheet through the reserve against losses on loans, recording a provision or release of provision for losses on loans in net income, which increases or decreases the reserve against losses on loans. Loans are written-off when IFC has exhausted all possible means of recovery, by reducing the reserve against losses on loans. Such reductions in the reserve are partially offset by recoveries which are considered in the reserving process, if any, associated with previously written-off loans.
In accordance with ASC 326, IFC recognizes a reserve for credit losses on off-balance sheet credit exposures for guarantees that are not measured at fair value and other off-balance sheet arrangements, primarily reserve for credit losses on loans committed but not disbursed, based on expected credit losses over the contractual period in which IFC is exposed to credit risk via a present contractual obligation to extend credit, unless that obligation is unconditionally cancellable by IFC. Reserve against losses on off-balance sheet credit exposures are included within Payables and other liabilities on the consolidated balance sheets, with changes recognized through provision for losses on loans in net income. Methodologies for estimating the reserve for credit losses on off-balance sheet credit exposures, including loans committed but not disbursed, are generally consistent with methodologies for estimating the reserve for credit losses for the disbursed loan portfolio, as discussed above as applicable, but is subject to an additional parameter reflecting the likelihood that funding will occur.
Equity investments – IFC invests primarily for developmental impact; IFC does not seek to take operational, controlling, or strategic equity positions within its investees. Equity investments are acquired through direct ownership of equity instruments of investees, as a limited partner in LLPs and LLCs, and/or as an investor in private equity funds.
Pursuant to Accounting Standards Update 2016-01, Recognition and Measurement of Financial Assets and Financial Liabilities (ASU 2016-01) and ASC Topic 321, Investments – Equity Securities (ASC 321), effective July 1, 2018 all equity investments are measured at fair value, with unrealized gains and losses reported in earnings.
IFC’s investments in certain private equity funds in which IFC is deemed to have a controlling financial interest, are consolidated by IFC, as the presumption of control by the fund manager or the general partner has been overcome. Certain equity investments, for which recovery of invested capital is uncertain, are accounted for under the cost recovery method, such that receipts are first applied to recovery of invested capital and then to income from equity investments. The cost recovery method is applied to IFC's investments in its natural resources unincorporated joint ventures (UJVs). IFC’s share of conditional asset retirement obligations related to investments in UJVs are recorded when the fair value of the obligations can be reasonably estimated. The obligations are capitalized and systematically amortized over the estimated economic useful lives.
Unrealized gains and losses on equity investments accounted for at fair value are reported in income from equity investments and associated derivatives on the consolidated statements of operations. Realized gains on the sale or redemption of equity investments are measured against the average cost of the investments sold.
Dividends on listed equity investments are recorded on the ex-dividend date, and dividends on unlisted equity investments are recorded upon receipt of notice of declaration. Realized gains on listed equity investments are recorded upon trade date, and realized gains on unlisted equity investments are recorded upon incurring the obligation to deliver the applicable shares. Losses are recognized when incurred.
IFC enters into put options, call options and warrant agreements in connection with equity investments; these are accounted for in accordance with ASC 815 to the extent they meet the definition of a derivative. Put options, call options and warrant agreements that do not meet the definition of a derivative are measured at fair value with unrealized gains and losses recognized in earnings in accordance with ASC 321 and included in “Equity investments” on the consolidated balance sheets.
Gains and losses on debt conversions and exchanges of equity interests – Loan and debt security conversions to equity interests are based on the fair value of the equity interests received. Transfers of equity interests in exchange for equity interests in other entities and other non-cash transactions are generally accounted for based on the fair value of the asset relinquished unless the fair value of the asset received is more clearly evident in which case the accounting is based on the fair value of the asset received. The difference between the fair value of the asset received and the recorded amount of the asset relinquished is recorded as a gain or loss in the consolidated statements of operations.
Debt securities – Debt securities in the investment portfolio classified as available-for-sale are carried at fair value on the consolidated balance sheets with unrealized gains and losses included in accumulated other comprehensive income until realized.
IFC has elected to present interest income separately from other changes in the fair value of debt securities measured at fair value through earnings under the FVO. Unrealized gains and losses on debt securities accounted for at fair value under the Fair Value Option are reported in “Net unrealized gains and losses on non-trading financial instruments accounted for at fair value” on the consolidated statements of operations.
IFC invests in certain debt securities with conversion features; if the hybrid instrument is not measured at fair value with unrealized gains and losses reported in earnings, these features are accounted for in accordance with ASC 815 to the extent they meet the definition of a derivative.
The notes to consolidated financial statements are an integral part of these statements

INTERNATIONAL FINANCE CORPORATION	Page 74

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING AND RELATED POLICIES (continued)

Impairment of debt securities
IFC adopted the guidance under ASC 326 for available-for-sale debt securities by amending the impairment model to determine whether all or a portion of the unrealized loss on such securities is a credit loss, and recognizing a reserve for credit losses, instead of recording a write-down as required by pre-ASC 326 guidance. In determining whether all or a portion of the unrealized loss on such securities is a credit loss, IFC considers all relevant information including the extent to which fair value has been less than amortized cost, whether IFC intends to sell the debt security or whether it is more likely than not that IFC will be required to sell the debt security, the payment structure of the obligation and the ability of the issuer to make scheduled interest or principal payments, any changes to the ratings of a security, and relevant adverse conditions specifically related to the security, an industry or geographic sector.
Debt securities in the investment portfolio classified as available-for-sale are assessed for impairment each quarter. When impairment is identified, the entire impairment is recognized in net income if (1) IFC intends to sell the security, or (2) it is more likely than not that IFC will be required to sell the security before recovery. However, if IFC does not intend to sell the security and it is not more likely than not that IFC will be required to sell the security but the security has a credit loss, the impairment charge is separated into two components: (1) the credit loss component, which is recognized as a reserve for credit losses (through net income), limited to the amount by which the security’s amortized cost basis exceeds the fair value, and reversal of impairment losses are allowed when the credit of the issuer improves, and (2) the noncredit related impairment losses are recorded in other comprehensive income.
Guarantees – IFC extends financial guarantee facilities to its clients to provide credit enhancement for their debt security issuances and loan obligations. As part of these financial guarantee facilities, IFC offers partial credit guarantees to clients covering, on a risk-sharing basis, client obligations on bonds or loans. Under the terms of IFC's guarantees, IFC agrees to assume responsibility for the client’s financial obligations in the event of default by the client (i.e., failure to pay when payment is due). Guarantees are regarded as issued when IFC commits to the guarantee. Guarantees are regarded as outstanding when the underlying financial obligation of the client is incurred, and this date is considered to be the “inception” of the guarantee. Guarantees are regarded as called when IFC’s obligation under the guarantee has been invoked. There are two liabilities associated with the guarantees: (i) the stand-ready obligation to perform and (ii) the contingent liability. The fair value of the stand-ready obligation to perform is recognized at the inception of the guarantee. For guarantees that are within scope of ASC 326, the expected credit losses (the contingent liability) associated with the financial guarantee is measured and accounted for in addition to and separately from the IFC’s liability recognized for the stand-ready obligation to perform. Guarantee fees are recorded in income as the stand-ready obligation to perform is fulfilled. Commitment fees on guarantees are recorded as income on an accrual basis. All liabilities associated with guarantees are included in payables and other liabilities, and the receivables are included in other assets on the consolidated balance sheet.
Designations of retained earnings – IFC establishes funding mechanisms for specific Board approved purposes through designations of retained earnings. Designations of retained earnings for grants to IDA are recorded as a transfer from undesignated retained earnings to designated retained earnings when the designation is noted with approval by the Board of Governors. All other designations are recorded as a transfer from undesignated retained earnings to designated retained earnings when the designation is approved by the Board of Directors.
Expenditures resulting from such designations are recorded as expenses in IFC’s consolidated statement of operations in the year in which they are incurred and reduces the respective designated retained earnings for such purposes. Expenditures are deemed to have been incurred when IFC has ceded control of the funds to the recipient.
Liquid asset portfolio – The liquid asset portfolio, as defined by IFC, consists of: time deposits and securities; related derivative instruments; securities purchased under resale agreements and receivable for cash collateral pledged, securities sold under repurchase agreements and payable for cash collateral received; receivables from sales of securities and payables for purchases of securities; and related accrued income and charges. IFC’s liquid funds are invested in government, agency and government-sponsored agency obligations, time deposits and asset-backed, including mortgage-backed, securities. Government and agency obligations include positions in high quality fixed rate bonds, notes, bills, and other obligations issued or unconditionally guaranteed by governments of countries or other official entities including government agencies and instrumentalities or by multilateral organizations. Asset-backed and mortgage-backed securities include agency and non-agency residential mortgage-backed securities, commercial mortgage-backed securities, consumer, auto and student loan-backed securities, commercial real estate collateralized debt obligations and collateralized loan obligations.
Securities and related derivative instruments within IFC’s liquid asset portfolio are classified as trading and are carried at fair value with any changes in fair value reported in income from liquid asset trading activities. Interest on securities and amortization of premiums and accretion of discounts are also reported in income from liquid asset trading activities. Gains and losses realized on the sale of trading securities are computed on a specific security basis.
Cash and cash equivalents – IFC classifies cash and due from banks as cash and time deposits with original maturities of three months or less as cash equivalents in the consolidated statement of cash flows (collectively, cash and cash equivalents) because they are generally readily convertible to known amounts of cash within three months of acquisition, generally when the original maturities for such instruments are three months or less, or six months or less when the time deposit is optionally redeemable within three months.
The notes to consolidated financial statements are an integral part of these statements

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING AND RELATED POLICIES (continued)

Repurchase, resale and securities lending agreements – Repurchase agreements are contracts under which a party sells securities and simultaneously agrees to repurchase the same securities at a specified future date at a fixed price. Resale agreements are contracts under which a party purchases securities and simultaneously agrees to resell the same securities at a specified future date at a fixed price. Securities lending agreements are similar to repurchase agreements except that the securities loaned are securities that IFC has received as collateral under unrelated agreements and allowed by contract to rehypothecate. Amounts due under securities lending agreements are included in securities sold under repurchase agreements and payable for cash collateral received on the consolidated balance sheet.
It is IFC’s policy to take possession of securities purchased under resale agreements, which are primarily liquid government securities. The market value of these securities is monitored and, within parameters defined in the agreements, additional collateral is obtained when their value declines. IFC also monitors its exposure with respect to securities sold under repurchase agreements and, in accordance with the terms of the agreements, requests the return of excess securities held by the counterparty when their value increases.
Repurchase, resale and securities lending agreements are accounted for as collateralized financing transactions and recorded at the amount at which the securities were acquired or sold plus accrued interest.
Borrowings – To diversify its access to funding, and reduce its borrowing costs, IFC borrows in a variety of currencies and uses a number of borrowing structures, including foreign exchange rate-linked, inverse floating rate and zero coupon notes. In managing the currency exposure inherent in borrowing in a variety of currencies, generally, IFC either simultaneously converts such borrowings into variable rate US dollar borrowings through the use of currency and interest rate swap transactions or utilizes liquid asset portfolio or debt investments denominated in the same currency to economically hedge changes in the fair value of certain borrowings. Under certain outstanding borrowing agreements, IFC is not permitted to mortgage or allow a lien to be placed on its assets (other than purchase money security interests) without extending equivalent security to the holders of such borrowings. Interest on borrowings and amortization of premiums and accretion of discounts are reported in charges on borrowings.
Substantially all borrowings are carried at fair value under the Fair Value Option. All changes in the fair value of such borrowings through June 30, 2018 were reported in “Net unrealized gains and losses on non-trading financial instruments accounted for at fair value” in the consolidated statement of operations. The change in the fair value of these borrowings resulting from changes in instrument-specific credit risk is reported in other comprehensive income, while the remaining change in fair value is reported in “Net unrealized gains and losses on non-trading financial instruments accounted for at fair value” in the consolidated statement of operations.
Risk management and use of derivative instruments – IFC enters into transactions in various derivative instruments primarily for financial risk management purposes in connection with its principal business activities, including lending, investing in debt securities and equity investments, client risk management, borrowing, liquid asset portfolio management and asset and liability management. There are no derivatives designated as accounting hedges.
All derivative instruments are recorded on the consolidated balance sheet at fair value as derivative assets or derivative liabilities. Where they are not clearly and closely related to the host contract, certain derivative instruments embedded in loans, debt securities and equity investments are bifurcated from the host contract and recorded at fair value as derivative assets or liabilities unless the hybrid instrument is accounted for at fair value with any changes in fair value reported in income. The fair value at inception of such embedded derivatives is excluded from the carrying amount of the host contracts on the consolidated balance sheet. Changes in fair values of derivative instruments used in the liquid asset portfolio are recorded in income from liquid asset trading activities. Changes in fair values of derivative instruments other than those in the liquid asset portfolio are recorded in net unrealized gains and losses on non-trading financial instruments accounted for at fair value. The risk management policy for each of IFC’s principal business activities and the accounting policies particular to them are described below.
Lending activities IFC’s policy is to closely match the currency, interest rate basis, and maturity of its loans and borrowings. Derivative instruments are used to convert the cash flows from fixed rate US dollar or non-US dollar loans into variable rate US dollars. Changes in fair value of all derivatives associated with these activities are reported in net income in ”Net unrealized gains and losses on non-trading financial instruments accounted for at fair value,” in the consolidated statements of operations. Realized gains and losses associated with these activities are reported in “Income from loans and guarantees, including realized gains and losses on loans and associated derivatives.
Client risk management activities IFC enters into derivatives transactions with its clients to help them hedge their own currency, interest rate, or commodity risk, which, in turn, improves the overall quality of IFC’s loan portfolio. To hedge the market risks that arise from these transactions with clients, IFC enters into offsetting derivative transactions with matching terms with authorized market counterparties. Changes in fair value of all derivatives associated with these activities are reported in "Net unrealized gains and losses on non-trading financial instruments accounted for at fair value", in the consolidated statements of operations.” Realized gains and losses associated with these activities are reported in “Other Income”, in the consolidated statements of operations.
The notes to consolidated financial statements are an integral part of these statements

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING AND RELATED POLICIES (continued)

Borrowing activities IFC issues debt securities in various capital markets with the objectives of minimizing its borrowing costs, diversifying funding sources, and developing member countries’ capital markets, sometimes using complex structures. These structures include borrowings payable in multiple currencies, or borrowings with principal and/or interest determined by reference to a specified index such as a stock market index, a reference interest rate, a commodity index, or one or more foreign exchange rates. IFC generally uses derivative instruments with matching terms, primarily currency and interest rate swaps, to convert certain of such borrowings into variable rate US dollar obligations, consistent with IFC’s matched funding policy. IFC elects to carry at fair value, under the Fair Value Option, all market borrowings for which a derivative instrument, liquid asset portfolio investment or debt investment is used to create an economic hedge. Changes in the fair value of such borrowings and the associated derivatives are reported in "Net unrealized gains and losses on non-trading financial instruments accounted for at fair value" in the consolidated statements of operations. Realized gains and losses associated with these activities are reported in “Charges on borrowings”, in the consolidated statements of operations.
Liquid asset portfolio management activities IFC manages the interest rate, currency and other market risks associated with certain of the time deposits and securities in its liquid asset portfolio by entering into derivative transactions to convert the cash flows from those instruments into variable rate US dollars or by utilizing market borrowings denominated in the same currency to economically hedge changes in the fair value of certain liquid asset portfolio investments. The derivative instruments used include short-term, over-the-counter foreign exchange forwards (covered forwards), interest rate and currency swaps, and exchange-traded interest rate futures and options. As the entire liquid asset portfolio is classified as trading portfolio, all securities (including derivatives) are carried at fair value with changes in fair value reported in "Income from liquid asset trading activities" in the consolidated statements of operations.
Asset and liability management In addition to the risk managed in the context of its business activities detailed above, IFC faces residual market risk in its overall asset and liability management. Residual currency risk is managed by monitoring the aggregate position in each lending currency and reducing the net excess asset or liability position through sales or purchases of currency. Interest rate risk arising from mismatches due to write-downs, prepayments and reschedulings, and residual reset date mismatches is monitored by measuring the sensitivity of the present value of assets and liabilities in each currency to each basis point change in interest rates.
IFC monitors the credit risk associated with these activities by careful assessment and monitoring of prospective and actual clients and counterparties. In respect of liquid assets and derivatives transactions, credit risk is managed by establishing exposure limits based on the credit rating and size of the individual counterparty. In addition, IFC has entered into master agreements with its derivative market counterparties governing derivative transactions that contain close-out and netting provisions and collateral arrangements. Under these agreements, if the credit exposure to one of the parties to the agreement, on a mark-to-market basis, exceeds a specified level, that party must post collateral to cover the excess, generally in the form of liquid government securities or cash. IFC does not offset the fair value amounts of derivatives and obligations to return, or rights to receive, cash collateral associated with these master-netting agreements. Changes in fair value of all derivatives associated with these activities are reported in ”Net unrealized gains and losses on non-trading financial instruments accounted for at fair value,” in the consolidated statements of operations. Realized gains and losses associated with these activities are reported in “Other income”, in the consolidated statements of operations.
Loan participations – IFC mobilizes funds from commercial banks and other financial institutions (Participants) by facilitating loan participations, without recourse. These loan participations are administered and serviced by IFC on behalf of the Participants. The disbursed and outstanding balances of loan participations that meet the applicable accounting criteria are accounted for as sales and are not included in IFC’s consolidated balance sheet. All other loan participations are accounted for as secured borrowings; the participated loans are included in loans on IFC’s consolidated balance sheets, with the related secured borrowings included in payables and other liabilities on IFC’s consolidated balance sheets.
Advisory services – Funding received for IFC advisory services from governments and other donors are recognized as contribution revenue when the conditions on which they depend are substantially met. Advisory services expenses are recognized in the period incurred. Advisory client fees and administration fees are recognized as income when earned.
Pension and other postretirement benefits – IBRD sponsors a Staff Retirement Plan (SRP), a Retired Staff Benefits Plan (RSBP) and a Post-Employment Benefits Plan (PEBP) that are defined benefit plans and cover substantially all of its staff members as well as the staff of IFC and of MIGA.
The SRP provides regular pension benefits and includes a cash balance plan. The RSBP provides certain health and life insurance benefits to eligible retirees. The PEBP provides pension benefits administered outside the SRP. All costs associated with these plans are allocated between IBRD, IFC, and MIGA based upon their employees’ respective participation in the plans. In addition, IFC and MIGA reimburse IBRD for their share of any contributions made to these plans by IBRD.
In accordance with ASU 2017-07, the service cost component of the net periodic benefit costs allocated to IFC is included in “Administrative expenses” in the consolidated statement of operations. The remaining components of the net periodic benefit costs allocated to IFC are included in “Other” in the consolidated statement of operations. IFC includes a receivable from IBRD in receivables and other assets, representing prepaid pension and other postretirement benefit costs.
The notes to consolidated financial statements are an integral part of these statements

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING AND RELATED POLICIES (continued)

Recently adopted accounting standards
In February 2016, the FASB issued ASU 2016-02, Leases (ASU 2016-02). ASU 2016-02 introduced a new accounting model that resulted in lessees recording most leases on the balance sheet. IFC adopted ASU 2016-02 effective July 1, 2019 with no material impact on IFC’s financial statements.
On July 1, 2020, IFC adopted ASU 2016-13 Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments and related amendments, which replaces the incurred loss methodology with an expected loss methodology that is referred to as the current expected credit loss (CECL) methodology. The measurement of expected credit losses under the CECL methodology is applicable to financial assets measured at amortized cost, including loan receivables. It also applies to off-balance sheet credit exposures not accounted for as insurance (loan commitments, standby letters of credit, financial guarantees, and other similar instruments). In addition, ASC 326 made changes to the accounting for available-for-sale debt securities. One such change is to require credit losses to be presented as a reserve rather than as a write-down on available-for-sale debt securities that management does not intend to sell or believes that it is more likely than not they will be required to sell.
IFC adopted ASC 326 using the modified retrospective method for financial assets measured at amortized cost and off-balance sheet credit exposures. Results for reporting periods beginning after July 1, 2020 are presented under ASC 326 while prior period amounts continue to be reported in accordance with previously applicable U.S. GAAP. On July 1, 2020, IFC recorded the impact of adopting ASC 326 by means of a cumulative-effect adjustment to the consolidated balance sheet, and a summary of the impact is listed below:

Increase (decrease)	Cumulative effect of adoption of ASU 2016-13, effective July 1, 2020 (in US$ in millions)
	Reserve against Losses	Retained earnings	Total Capital
Recognizing reserve against credit losses on disbursed loans (net of release of reserve against credit losses on accrued interest of $10 million)	$58	$(58)	$(58)
Recognizing reserve against credit losses on guarantees	8	(8)	(8)
Recognizing reserve against credit losses on loans committed but not disbursed	140	(140)	(140)
Total	$206	$(206)	$(206)
Reserve against credit losses on disbursed loans are reported as a contra asset, reserve against losses, to the loan balance on the consolidated balance sheets. Reserve against credit losses on guarantees and loans committed but not disbursed are reported within Payables and other liabilities on the consolidated balance sheets. Retained Earnings is included in the Capital section on the consolidated balance sheets. IFC adopted ASC 326 for available-for-sale debt securities using the prospective transition approach for debt securities for which other-than-temporary impairment had been recognized prior to July 1, 2020.
In March 2017, the FASB issued ASU 2017-08, Premium Amortization on Purchased Callable Debt Securities (ASU 2017-08). ASU 2017-08 shortens the amortization period for certain investments in callable debt securities purchased at a premium by requiring the premium to be amortized to the earliest call date. IFC adopted ASU 2017-08 effective July 1, 2019 with no material impact on IFC’s financial statements.
In June 2018, the FASB issued ASU 2018-08, Clarifying the Scope and Accounting Guidance for Contributions made and Contributions Received (ASU 2018-08). ASU 2018-08 provides guidance to assist entities in evaluating whether transactions are contributions and whether a contribution is conditional. For contributions received, ASU 2018-08 is effective for annual periods beginning after June 15, 2018, including interim periods within those annual periods (which is the year ended June 30, 2019 for IFC). For contributions paid, ASU 2018-08 is effective for annual periods beginning after December 15, 2018, including interim periods within those annual periods (which is the year ended June 30, 2020 for IFC). IFC adopted ASU 2018-08 effective July 1, 2018 and July 1, 2019 for contributions received and contributions paid, respectively, with no material impact on IFC’s financial statements.
FASB has confirmed the interagency guidance from the Federal Reserve and the Federal Deposit Insurance Corporation that short-term modifications made on a good faith basis in response to COVID-19 to borrowers who were current prior to any relief, are not considered TDRs. During FY20 Q4, IFC implemented a COVID-19 related loan modification program which meets the interagency guidance. IFC adopted this guidance with no material impact on IFC’s financial statements.
In October 2018, the FASB issued ASU 2018-17, Consolidation: Targeted Improvements to Related Party Guidance for Variable Interest Entities (ASU 2018-17). ASU 2018-17 amends the guidance for how a decision maker or service provider must determine whether its fee is a variable interest in a VIE when a related party also has an interest in the VIE. Under the amendment, the decision maker must consider interests held be its related parties on a proportionate basis when determining if such interests could absorb more than an insignificant amount of the VIE’s variability. Previous guidance required the decision maker to consider such interests in their entirety. IFC adopted ASU 2018-17 effective July 1, 2020 with no material impact on IFC’s financial statements.
The notes to consolidated financial statements are an integral part of these statements

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING AND RELATED POLICIES (continued)

In August 2018, the FASB issued ASU 2018-15, Intangibles – Goodwill and Other – Internal-Use Software: Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement that is a Service Contract (ASU 2018-15). ASU 2018-15 amends ASC 350-40 to address a customer’s accounting for implementation costs incurred in a cloud computing arrangement that is a service contract. IFC adopted ASU 2018-15 effective July 1, 2020 with no material impact on IFC’s financial statements.
In August 2018, the FASB issued ASU 2018-13, Changes to the Disclosure Requirements for Fair Value Measurement (ASU 2018-13). ASU 2018-13 amends the fair value disclosure requirements to include: (a) the amount of gain or loss for the period included in other comprehensive income attributable to fair value changes in Level 3 assets or liabilities, and (b) for Level 3 fair value measurements, the range and weighted average used to develop significant unobservable inputs and the method of calculating the weighted average. Existing fair value disclosure requirements eliminated by ASU 2018-13 include: (a) the amounts and reasons for transfers between Level 1 and Level 2 fair value measurements, and (b) the policy for determining when transfers between fair value measurement Levels occur. ASU 2018-13 modifies existing fair value disclosure requirements by (a) requiring a narrative description of the uncertainty of fair value measurements from the use of significant unobservable inputs if those inputs reasonable could have been different at reporting date, and (b) requiring disclosure of the estimate of the timing of liquidation events for investments measured using the Net Asset Value practical expedient only if such information has been communicated to the investor or announced publicly by the investee. IFC adopted ASU 2018-13 effective July 1, 2020 with no material impact on IFC’s financial statements.
In August 2018, the FASB issued ASU 2018-14, Disclosure Framework-Changes to the Disclosure Requirements for Defined Benefit Plans (ASU 2018-04), which amends disclosure requirements related to defined benefit pension and other postretirement plans for annual periods. The guidance became effective for IFC’s annual financial statements for the fiscal year ending June 30, 2021. The adoption of this ASU had no material impact on IFC’s financial statements.
In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848) – Facilitation of the Effects of Reference Rate Reform on Financial Reporting. The ASU provides temporary optional expedients and exceptions to the U.S. GAAP guidance on contract modifications and hedge accounting to ease the financial reporting burden of the expected market transition from LIBOR and other interbank offered rates. To be eligible for the optional expedients, modifications of contractual terms that change (or have the potential to change) the amount or timing of contractual cash flows must be related to replacement of a reference rate. The amendments in this ASU are effective upon issuance of ASU for all entities and can be implemented any time before December 31, 2022. IFC adopted the standard effective June 30, 2020 and the adoption did not have a material impact on IFC’s financial statements.
In January 2021, the FASB issued ASU 2021-01 Reference Rate Reform (Topic 848) to amend the scope of the guidance in Topic 848 on facilitation of the effects of reference rate reform, expected market transition from LIBOR and other interbank offered rates on financial reporting. Specifically, the amendments in ASU 2021-01 clarify that “certain optional expedients and exceptions in Topic 848 for contract modifications and hedge accounting apply to derivatives that are affected by the discounting transition.” IFC adopted the standard prospectively effective March 31, 2021, as permitted by the ASU, and the adoption did not have a material impact on the financial statements.
Accounting standards and regulations under evaluation
In January 2020, the FASB issued ASU 2020-01, Investments – Equity Securities (Topic 321), Investments – Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815) – Clarifying the Interactions between Topic 321, Topic 323, and Topic 815. The amendments on the interactions between Topic 321 and Topic 323 clarify that an entity should consider observable transactions that require it to either apply or discontinue the equity method of accounting for the purposes of applying the measurement alternative in accordance with Topic 321 immediately before applying or upon discontinuing the equity method. These amendments do not impact IFC because IFC has elected an FVO for direct equity investments which give IFC significant influence, which in the absence of FVO, would have to be accounted for under equity method. The amendments on the interactions between Topic 323 and Topic 815, clarify that an entity should not consider whether, upon the settlement of a nonderivative forward contract or exercise of a nonderivative purchased option, individually or with existing investments, the underlying securities would be accounted for under the equity method in Topic 323 or the Fair Value Option in accordance with the financial instruments guidance in Topic 825. The impact of this amendment is not expected to be material for IFC, because IFC is already accounting for non-derivative contracts on equity securities in accordance with ASC 321. ASU 2020-01 is effective for fiscal years and interim periods within those fiscal years beginning after December 15, 2020 (which is the quarter ending September 30, 2021 for IFC).
In October 2020 the FASB issued ASU 2020-08 Codification Improvements to Subtopic 310-20, Receivables—Nonrefundable Fees and Other Costs. The amendments in ASU 2020-08 affect the guidance in ASU 2017-08, Receivables—Nonrefundable Fees and Other Costs (Subtopic 310-20): Premium Amortization on Purchased Callable Debt Securities. ASU 2017-08 had shortened the required amortization period for investments in callable debt securities purchased for a premium to the earliest call date. IFC had adopted ASU 2017-08 effective July 1, 2019 with no material impact on IFC’s financial statements. The impact of ASU 2020-08 is not expected to be material for IFC, because, its amendments are only a clarification of the Board’s intent that an entity should reevaluate whether a callable debt security that has multiple call dates is within the scope of Subtopic 310-20 for each reporting period. ASU 2020-08 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020 (which is the quarter ending September 30, 2021 for IFC).
The notes to consolidated financial statements are an integral part of these statements

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE B – SCOPE OF CONSOLIDATION
IFC managed AMC Funds
Effective January 31, 2020, IFC Asset Management Company, LLC (AMC) was merged into IFC. IFC, as the successor to AMC, has assumed all the assets, rights, liabilities, and obligations of AMC. IFC continues the operations of the AMC as a division, which is to mobilize capital from outside IFC’s traditional investor pool and manage third-party capital.
As of the date of the merger, AMC’s cash, receivables and other assets were $45 million, equity investments were less than $0.5 million, and payables and other liabilities were $7 million. Until the merger, AMC had been consolidated into IFC’s financial statements.
As a result of the consolidation of AMC prior to January 31, 2020, amounts included in IFC’s consolidated statements of operations for the years ended June 30, 2020 and June 30, 2019 comprise (US$ in millions):

	2020 [a]	2019
Other income	$31	$64
Other expenses	14	25
_________
a    Income and expenses reported until AMC merged with IFC on January 31, 2020.
At June 30, 2021, IFC managed eleven funds (collectively referred to as the AMC Funds), none of which requires consolidation by IFC. All AMC Funds are investment companies and are required to report their investment assets at fair value through net income. IFC’s Investments in AMC Funds are accounted at fair value. IFC's ownership interests in these AMC Funds are shown in the following table:

AMC Funds	IFC’s ownership interest
IFC Capitalization (Equity) Fund, L.P. [a]	61%
IFC Capitalization (Subordinated Debt) Fund, L.P.	13%
IFC African, Latin American and Caribbean Fund, LP	20%
IFC Catalyst Funds [b]	18%
IFC Global Infrastructure Fund, LP	17%
China-Mexico Fund, LP	—%
IFC Financial Institutions Growth Fund, LP	30%
IFC Global Emerging Markets Fund of Funds [c]	19%
IFC Middle East and North Africa Fund, LP	37%
Women Entrepreneurs Debt Fund, LP	26%
IFC Emerging Asia Fund, LP	22%
_________
a    By virtue of certain rights granted to non-IFC limited partner interests, IFC does not control or consolidate this fund.
b    The ownership interest of 18% reflects IFC’s ownership interest taking into consideration the overall commitments for the IFC Catalyst Funds, which is comprised of IFC Catalyst Fund, LP, IFC Catalyst Fund (UK), LP and IFC Catalyst Fund (Japan), LP (collectively, IFC Catalyst Funds). IFC does not have an ownership interest in either the IFC Catalyst Fund (UK), LP or the IFC Catalyst Fund (Japan), LP.
c    The ownership interest of 19% reflects IFC’s ownership interest taking into consideration the current committed amounts for the IFC Global Emerging Markets Fund of Funds, which are comprised of IFC Global Emerging Markets Fund of Funds, LP and IFC Global Emerging Markets Fund of Funds, (Japan Parallel) LP. IFC does not have an ownership interest in the IFC Global Emerging Markets Fund of Funds, (Japan Parallel) LP.
Other Consolidated entities
In August 2015, IFC created a special purpose vehicle, IFC Sukuk Company, to facilitate a $100 million Sukuk under IFC’s borrowings program. The Sukuk matured in September 2020. IFC Sukuk Company was a VIE as at June 30, 2020 and had been consolidated into these consolidated financial statements because IFC was the VIE’s primary beneficiary. The collective impact of this and other entities consolidated into these consolidated financial statements under the VIE or voting interest model is insignificant.
The notes to consolidated financial statements are an integral part of these statements

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE C – LIQUID ASSET PORTFOLIO
Composition of liquid asset portfolio
The composition of IFC’s liquid asset portfolio included in the consolidated balance sheet captions is as follows (US$ in millions):

	June 30, 2021	June 30, 2020
Assets
Cash and due from banks	$239	$128
Time deposits [a]	16,279	14,218
Trading securities	33,456	30,217
Securities purchased under resale agreements and receivable for cash collateral pledged	965	1,221
Derivative assets	427	230
Receivables and other assets:
Receivables from unsettled security trades	745	831
Accrued interest income on time deposits and securities	108	133
Accrued income on derivative instruments	7	19
Total assets	52,226	46,997
Liabilities
Securities sold under repurchase agreements and payable for cash collateral received	8,668	4,591
Derivative liabilities	262	333
Payables and other liabilities:
Payables for purchase of securities	1,568	1,236
Accrued charges on derivative instruments	32	46
Total liabilities	10,530	6,206
Total net liquid asset portfolio	$41,696	$40,791
________
a Includes time deposits with maturities greater than three months of $4,005 million and $2,009 million, as of June 30, 2021 and June 30, 2020 respectively.
The liquid asset portfolio is denominated primarily in US dollars; investments in other currencies, net of the effect of associated derivative instruments that convert non-US dollar securities into US dollar securities, represent 1.0% of the portfolio at June 30, 2021 and June 30, 2020.
Income from liquid asset trading activities
Income from liquid asset trading activities for the years ended June 30, 2021, June 30, 2020 and June 30, 2019 comprises (US$ in millions):

	2021	2020	2019
Interest income, net	$323	$686	$775
Net gains and losses on trading activities (realized and unrealized)	4	353	516
Total income from liquid asset trading activities	$327	$1,039	$1,291
Net gains and losses on trading activities comprise net gains on asset-backed and mortgage-backed securities of $36 million for the year ended June 30, 2021 ($31 million net losses – year ended June 30, 2020; $21 million net losses – year ended June 30, 2019) and net losses on other trading securities of $32 million for the year ended June 30, 2021 ($384 million net gains – year ended June 30, 2020; $537 million net gains – year ended June 30, 2019).
The annualized rate of return on the liquid asset trading portfolio, calculated as total income from the liquid asset trading activities divided by fair value average daily balance of total trading securities, during the year ended June 30, 2021, was 0.9% (3.4% – year ended June 30, 2020; 4.4% – year ended June 30, 2019). After the effect of associated derivative instruments, the liquid asset portfolio generally reprices within one year.
The notes to consolidated financial statements are an integral part of these statements

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE C – LIQUID ASSET PORTFOLIO (continued)
Trading securities comprises

	Year ended June 30, 2021	At June 30, 2021
	Fair value average daily balance (US$ in million)	Fair value (US$ in millions)	Weighted average contractual maturity (years)
Government, agency and government-sponsored agency obligations	$24,152	$23,963	1.7
Asset-backed securities	5,483	4,257	17.8
Corporate securities	5,307	5,236	0.6
Total trading securities	$34,942	$33,456	3.6

	Year ended June 30, 2020	At June 30, 2020
	Fair value average daily balance (US$ in million)	Fair value (US$ in millions)	Weighted average contractual maturity (years)
Government, agency and government-sponsored agency obligations	$21,052	$21,146	1.7
Asset-backed securities	5,983	5,123	14.5
Corporate securities	3,925	3,948	0.7
Total trading securities	$30,960	$30,217	4.1
The expected maturity of the asset-backed securities may be significantly shorter than the contractual maturity, as reported above, due to prepayment features.
The notes to consolidated financial statements are an integral part of these statements

INTERNATIONAL FINANCE CORPORATION	Page 82

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE D – INVESTMENTS
The carrying amount of investments at June 30, 2021 and June 30, 2020 comprises (US$ in millions)a:

	June 30, 2021	June 30, 2020
Loans
Loans at amortized cost	$25,638	$24,795
Less: Reserve against losses on loans	(1,324)	(1,648)
Loans at amortized cost less reserve against losses	24,314	23,147
Loans accounted for at fair value under the Fair Value Option
(outstanding principal balance $1,380 at June 30, 2021, $1,113 at June 30, 2020)	1,330	955
Total loans	25,644	24,102
Equity investments
Equity investments accounted for at fair value b c
(cost $10,823 at June 30, 2021, $11,744 at June 30, 2020)	12,027	10,370
Total equity investments	12,027	10,370
Debt securities
Debt securities accounted for at fair value as available-for-sale
(amortized cost $3,009 at June 30, 2021, $3,862 at June 30, 2020)	2,987	3,687
Less: Reserve against losses on available-for sale debt securities	(3)	—
Debt securities, available-for-sale less reserve against losses	2,984	3,687
Debt securities accounted for at fair value under the Fair Value Option
(amortized cost $3,957 at June 30, 2021, $2,925 at June 30, 2020)	4,336	2,979
Total debt securities	7,320	6,666
Total carrying amount of investments	$44,991	$41,138
_________
a Amounts for reporting periods beginning after July 1, 2020 are presented under the ASC 326 methodology, while prior amounts continue to be reported in accordance with previously applicable U.S. GAAP.
b Equity investments at fair value as of June 30, 2021 are comprised of investments in common or preferred shares of $7,017 million ($6,433 million as of June 30, 2020), equity interests in private equity funds of $4,993 million ($3,777 million as of June 30, 2020), and equity-related options and other financial instruments of $17 million ($160 million as of June 30, 2020).
c Includes $3 million and $4 million for June 30, 2021 and June 30, 2020 of equity investments primarily accounted for under the cost recovery method. As the recovery of invested capital is uncertain, the fair value measurement is not applicable to these investments.
The notes to consolidated financial statements are an integral part of these statements

INTERNATIONAL FINANCE CORPORATION	Page 83

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE D – INVESTMENTS (continued)
The distribution of the investment portfolio by geographical region and by industry sector and a reconciliation of total disbursed portfolio to carrying amount of investments is as follows (US$ in millions):

	June 30, 2021				June 30 2020
Sector	Loans	Equity investments	Debt securities	Total	Loans	Equity investments	Debt securities	Total
Asia
Manufacturing, agribusiness and services	$3,265	$1,166	$812	$5,243	$1,812	$1,314	$421	$3,547
Financial markets	3,551	1,225	1,571	6,347	3,541	1,361	2,095	6,997
Infrastructure and natural resources	1,879	622	420	2,921	1,970	707	309	2,986
Disruptive technologies and funds	4	1,122	63	1,189	7	1,048	101	1,156
Total Asia	8,699	4,135	2,866	15,700	7,330	4,430	2,926	14,686
Europe, Middle East and North Africa
Manufacturing, agribusiness and services	1,657	695	274	2,626	1,723	782	221	2,726
Financial markets	1,619	544	1,667	3,830	1,419	926	1,494	3,839
Infrastructure and natural resources	1,715	464	267	2,446	1,828	589	261	2,678
Disruptive technologies and funds	18	407	1	426	—	375	—	375
Total Europe, Middle East and North Africa	5,009	2,110	2,209	9,328	4,970	2,672	1,976	9,618
Sub-Saharan Africa, Latin America and Caribbean
Manufacturing, agribusiness and services	2,996	839	29	3,864	3,057	890	26	3,973
Financial markets	5,537	788	894	7,219	4,408	733	917	6,058
Infrastructure and natural resources	3,340	846	218	4,404	3,559	1,062	121	4,742
Disruptive technologies and funds	—	1,080	40	1,120	—	929	8	937
Total Sub-Saharan Africa, Latin America and Caribbean	11,873	3,553	1,181	16,607	11,024	3,614	1,072	15,710
Other
Manufacturing, agribusiness and services	775	114	—	889	696	154	—	850
Financial markets	700	475	518	1,693	1,881	421	514	2,816
Infrastructure and natural resources	76	39	—	115	135	31	—	166
Disruptive technologies and funds	—	437	—	437	—	463	—	463
Total Other	1,551	1,065	518	3,134	2,712	1,069	514	4,295
Total disbursed investment portfolio	$27,132	$10,863	$6,774	$44,769	$26,036	$11,785	$6,488	$44,309
Reserve against losses on loans and debt securities	(1,324)	—	(3)	(1,327)	(1,648)	—	—	(1,648)
Unamortized deferred loan origination fees, net and other	(114)	—	—	(114)	(128)	—	—	(128)
Disbursed amount allocated to a related financial instrument reported separately in other assets or derivative assets	—	(37)	—	(37)	—	(37)	—	(37)
Adjustments to disbursed investment portfolio	—	—	—	—	—	—	—	—
Unrealized losses on equity investments held by consolidated VIEs	—	(3)	—	(3)	—	(4)	—	(4)
Unrealized gains on investments accounted for at fair value as available-for-sale	—	—	169	169	—	—	123	123
Unrealized gains (losses) on investments accounted for under the Fair Value Option	(50)	1,204	380	1,534	(158)	(1,374)	55	(1,477)
Carrying amount of investments	$25,644	$12,027	$7,320	$44,991	$24,102	$10,370	$6,666	$41,138
The notes to consolidated financial statements are an integral part of these statements

INTERNATIONAL FINANCE CORPORATION	Page 84

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE E – LOANS AND GUARANTEES
Loans
Income from Loans and guarantees, including realized gains and losses on loans and associated derivatives for the years ended June 30, 2021, June 30, 2020 and June 30, 2019 comprise the following (US$ in millions):

	2021	2020	2019
Interest income	$988	$1,398	$1,626
Commitment fees	40	36	40
Other financial fees	74	88	68
Realized gains (losses) on loans, guarantees and associated derivatives [a]	14	(12)	40
Income from loans and guarantees, including realized gains and losses on loans and associated derivatives	$1,116	$1,510	$1,774
–––––––––––––––
a Includes realized gains and losses on loans on which Fair Value Option is elected. $2 million loss for the year ended June 30, 2021; losses of $12 million and $9 million for the years ended June 30, 2020 and June 30, 2019.
The currency composition and weighted average contractual rate of the disbursed loan portfolio are summarized below:

	June 30, 2021		June 30, 2020
	Amount (US$ in millions)	Weighted average contractual rate (%)	Amount (US$ in millions)	Weighted average contractual rate (%)
US dollar	$19,719	3.5	$19,311	4.0
Euro	2,268	3.3	2,239	3.2
Chinese renminbi	1,258	4.7	750	5.0
Brazilian real	755	7.3	760	6.1
Indian rupee	609	8.3	644	8.6
Indonesian rupiah	545	7.3	362	8.0
Mexican peso	371	6.7	346	7.8
Colombian peso	367	7.1	273	7.7
South African rand	346	8.1	253	8.0
Philippine peso	133	6.7	197	7.3
Georgian lari	75	12.4	82	12.4
Turkish lira	71	22.7	106	13.6
Thai baht	62	2.1	—	—
Belarusian ruble	61	13.0	—	—
Hong Kong dollar	60	3.4	114	3.0
Tanzanian shillings	58	12.6	60	12.6
Other currencies
OECD currencies	40	7.1	34	5.3
Non-OECD currencies	334	10.9	505	11.1
Total disbursed loan portfolio	$27,132	4.2	$26,036	4.6
After the effect of interest rate swaps and currency swaps, IFC’s loans are principally denominated in variable rate US dollars.
Loans in all currencies are repayable during the years ending June 30, 2022 through June 30, 2026 and thereafter, as follows (US$ in millions):

	2022	2023	2024	2025	2026	Thereafter	Total
Fixed rate loans	$1,459	$646	$835	$1,278	$709	$1,297	$6,224
Variable rate loans	4,784	3,385	3,262	2,925	2,056	4,496	20,908
Total disbursed loan portfolio	$6,243	$4,031	$4,097	$4,203	$2,765	$5,793	$27,132
At June 30, 2021, 23% of the disbursed loan portfolio consisted of fixed rate loans (19% – June 30, 2020), while the remainder was at variable rates. At June 30, 2021, the disbursed loan portfolio included $105 million of loans serving as collateral under secured borrowing arrangements ($156 million – June 30, 2020).
The notes to consolidated financial statements are an integral part of these statements

INTERNATIONAL FINANCE CORPORATION	Page 85

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE E – LOANS AND GUARANTEES (continued)
IFC’s disbursed variable rate loans generally reprice within one year.
Reserve against losses on loans and provision for losses on loans
Reserve against losses on loans as of June 30, 2021 reflects credit risk assessments as of that date. The assessment of the level of reserve against losses on loans carries a heightened degree of uncertainty and judgment in incorporating the impact of COVID-19. In evaluating the appropriateness of IFC’s reserve against losses on loans at June 30, 2021, IFC has considered the impact of COVID-19 largely through its rating system that classifies its loans according to credit worthiness and risk. A qualitative overlay has been applied for the estimated losses caused by the impact of COVID-19 that have not yet reflected in the credit ratings of the individual borrowers and given the uncertainty in the current economic environment. The qualitative overlay was $40 million and $63 million as of June 30, 2021 and June 30, 2020, respectively.
IFC adopted the ASC 326 methodology for measuring credit losses as of July 1, 2020. All related disclosures for the year ended June 30, 2021 are presented in accordance with ASC 326, Financial Instruments – Credit Losses (ASC 326). IFC did not recast comparative financial periods and has presented those disclosures in accordance with U.S. GAAP effective at that time.
Changes in the reserve against losses on loans disbursed and loans committed but not disbursed for the year ended June 30, 2021, as well as the related loans at amortized cost evaluated for impairment individually and on a pool basis (portfolio reserve) respectively, are summarized below (US$ in millions):

	Year ended June 30, 2021
	Loans Disbursed			Loans Committed but not Disbursed
	Individual reserve	Portfolio reserve	Total reserve	Individual reserve	Portfolio reserve	Total reserve
Beginning balance	$804	$844	$1,648	$—	$—	$—
Cumulative effect of adopting ASC 326 [a]	—	68	68	3	137	140
Provision (release of provision) for losses on loans, net	(2)	(193)	(195)	(1)	3	2
Write-offs	(225)	(5)	(230)	—	—	—
Foreign currency transaction adjustments	9	9	18	—	1	1
Other adjustments [b]	12	3	15	—	—	—
Ending balance	$598	$726	$1,324	$2	$141	$143
Total disbursed loans at June 30, 2021	$2,242	$23,510	$25,752
Loans committed but not disbursed at June 30, 2021				$46	$8,466	$8,512
Unamortized deferred loan origination fees, net and other			(114)
Loans at amortized cost			$25,638
_________
a See Note A for information on ASC 326 adoption.
b Other adjustments comprise reserve against interest capitalized.
The following table presents changes in reserve against losses on loans for the years ended June 30, 2020 and June 30, 2019, prior to the adoption of ASC 326, as defined by the previous accounting guidance in effect at that time (US$ in millions):

	Year ended June 30, 2020
	Individual reserve	Portfolio reserve	Total reserve
Beginning balance	$580	$611	$1,191
Provision (release of provision) for losses on loans, net	375	252	627
Write-offs	(155)	—	(155)
Recoveries of previously written-off loans	3	—	3
Foreign currency transaction adjustments	(11)	(18)	(29)
Other adjustments [a]	12	(1)	11
Ending balance	$804	$844	$1,648
Related recorded investment in loans at June 30, 2020 evaluated for impairment [b]	$24,795	$23,046	$24,795
Recorded investment in loans with Individual reserve	$1,749
The notes to consolidated financial statements are an integral part of these statements

INTERNATIONAL FINANCE CORPORATION	Page 86

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE E – LOANS AND GUARANTEES (continued)

	Year ended June 30, 2019
	Individual reserve	Portfolio reserve	Total reserve
Beginning balance	$651	$642	$1,293
Provision (release of provision) for losses on loans, net	105	(28)	77
Write-offs	(221)	—	(221)
Recoveries of previously written-off loans	34	—	34
Foreign currency transaction adjustments	(2)	(3)	(5)
Other adjustments [a]	13	—	13
Ending balance	$580	$611	$1,191
Related recorded investment in loans at June 30, 2019 evaluated for impairment [b]	$24,297	$23,057	$24,297
Recorded investment in loans with Individual reserve	$1,240
___________
a Other adjustments comprise reserve against interest capitalized.
b IFC individually evaluates all loans for impairment. Portfolio reserve is established for losses on loans with similar risk characteristics, on loans for which no individual reserve is established.
Reserve for losses and provision for losses on off-balance sheet guarantee exposures and other receivables
Changes in the reserve against losses (liability) on off-balance sheet guarantee exposures for the year ended June 30, 2021 are summarized below (US$ in millions) a:

	Year ended June 30, 2021

	Outstanding guarantees [b]	Issued guarantees [b]	Total
Beginning balance	$29	$—	$29
Cumulative effect of adopting ASC 326	—	8	8
Provision (release of provision) for losses on off-balance sheet credit exposure	—	(3)	(3)
Guarantee claims paid	(18)	—	(18)
Foreign currency transaction adjustments	—	1	1
Ending balance	$11	$6	$17
___________
a Results for reporting periods beginning after July 1, 2020 are presented under the ASC 326 methodology, while prior period amounts continue to be reported in accordance with previously applicable U.S. GAAP.
b Guarantees are considered issued when IFC commits to the guarantee obligation. Guarantees are considered outstanding when the underlying financial obligation of the client is incurred.
The following table presents changes in reserve against losses (liability) on off-balance sheet guarantee exposures for the years ended June 30, 2020 and June 30, 2019, prior to the adoption of ASC 326, as defined by the previous accounting guidance in effect at that time (US$ in millions):

	2020	2019
Beginning balance	$25	$15
Provision (release of provision) for losses on guarantees	4	10
Ending balance	$29	$25
Changes in the reserve against losses on other receivables and accrued interest for the years ended June 30, 2021, June 30, 2020 and June 30, 2019, are summarized below (US$ in millions) a:

	2021	2020	2019
Beginning balance	$15	$8	$8
Cumulative effect of adopting ASC 326	(10)	—	—
Provision (release of provision) for losses on other receivables	(5)	7	—
Ending balance [b]	$—	$15	$8
_________
a Results for reporting periods beginning after July 1, 2020 are presented under the ASC 326 methodology, while prior period amounts continue to be reported in accordance with previously applicable U.S. GAAP. Effective July 1, 2020, IFC elected not to measure a reserve against losses for accrued interest receivables.
The notes to consolidated financial statements are an integral part of these statements

INTERNATIONAL FINANCE CORPORATION	Page 87

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE E – LOANS AND GUARANTEES (continued)
b The outstanding balance of reserved other receivables is $21 million, $81 million and $0 at June 30, 2021 and June 30, 2020 and June 30, 2019 respectively.
Accrued Interest
The accrued interest balances are $262 million and $294 million, as of June 30, 2021 and June 30, 2020 respectively, and are reported within receivables and other assets on the consolidated balance sheets. IFC elected not to measure a reserve against losses for accrued interest receivables related to its loans and the available-for-sale securities portfolio as IFC’s policy is to write-off uncollectible accrued interest receivable balances in a timely manner.
Accrued interest is written off by reversing interest income during the quarter the financial asset is moved from an accrual to a nonaccrual status. The amount of accrued interest receivables written off by reversing interest income is $19 million and $22 million for the years ended June 30, 2021 and June 30, 2020, respectively.
Accrued interest receivable is excluded from the amortized cost basis for disclosure purposes.
Nonaccruing loans
Loans at nonaccrual status without a reserve against losses at June 30, 2021 and June 30, 2020 is considered insignificant. Loans on which the accrual of interest has been discontinued amounted to $1,440 million at June 30, 2021 ($1,714 million – June 30, 2020). The interest income on such loans for the years ended June 30, 2021, June 30, 2020 and June 30, 2019 are summarized as follows (US$ in millions):

	2021	2020	2019
Interest income not recognized on nonaccruing loans	$188	$153	$135
Interest income recognized on loans in nonaccrual status related to current and prior years, on cash basis	50	70	56
The amortized cost in nonaccruing loans at June 30, 2021 and June 30, 2020 is summarized by geographic region and industry sector as follows (US$ in millions):

	June 30, 2021
	Manufacturing, agribusiness and services	Financial markets	Infrastructure and natural resources	Disruptive technologies and funds	Total non-accruing loans at amortized cost [a]
Asia	$152	$18	$48	$—	$218
Europe, Middle East and North Africa	169	169	322	18	678
Sub-Saharan Africa, Latin America and Caribbean	368	41	188	—	597
Total disbursed loans [b]	$689	$228	$558	$18	$1,493

	June 30, 2020
	Manufacturing, agribusiness and services	Financial markets	Infrastructure and natural resources	Disruptive technologies and funds	Total non-accruing loans at amortized cost [a]
Asia	$90	$132	$84	$—	$306
Europe, Middle East and North Africa	161	179	251	—	591
Sub-Saharan Africa, Latin America and Caribbean	435	36	402	—	873
Total disbursed loans [b]	$686	$347	$737	$—	$1,770
_________
a Includes all components of amortized cost except unamortized fees which are considered insignificant.
b Includes $53 million reported as debt securities on the Balance Sheet as of June 30, 2021 ($56 million – June 30, 2020).
The notes to consolidated financial statements are an integral part of these statements

INTERNATIONAL FINANCE CORPORATION	Page 88

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE E – LOANS AND GUARANTEES (continued)
Past due loans
IFC considers a loan past due when payments are more than 30 days past the contractual due date. An age analysis, based on contractual terms, of IFC’s loans at amortized cost by geographic region and industry sector follows (US$ in millions):

	June 30, 2021
	31-60 days past due	61-90 days past due	Greater than 90 days past due	Total past due	Current	Total loans
Asia
Manufacturing, agribusiness and services	$6	$—	$77	$83	$3,102	$3,185
Financial markets	—	—	9	9	3,492	3,501
Infrastructure and natural resources	—	—	28	28	1,668	1,696
Total Asia	6	—	114	120	8,262	8,382
Europe, Middle East and North Africa
Manufacturing, agribusiness and services	37	—	75	112	1,523	1,635
Financial markets	—	46	55	101	1,447	1,548
Infrastructure and natural resources	—	—	60	60	1,438	1,498
Disruptive technologies and funds	—	—	18	18	—	18
Total Europe, Middle East and North Africa	37	46	208	291	4,408	4,699
Sub-Saharan Africa, Latin America and Caribbean
Manufacturing, agribusiness and services	17	17	250	284	2,621	2,905
Financial markets	—	—	30	30	5,097	5,127
Infrastructure and natural resources	—	—	47	47	3,110	3,157
Total Sub-Saharan Africa, Latin America and Caribbean	17	17	327	361	10,828	11,189
Other
Manufacturing, agribusiness and services	1	—	—	1	757	758
Financial markets	—	—	—	—	648	648
Infrastructure and natural resources	—	—	—	—	76	76
Total Other	1	—	—	1	1,481	1,482
Total disbursed loans	$61	$63	$649	$773	$24,979	$25,752
Unamortized deferred loan origination fees, net and other						(114)
Loans at amortized cost						$25,638
_________
At June 30, 2021, loans 90 days or greater past due still accruing were insignificant.

The notes to consolidated financial statements are an integral part of these statements

INTERNATIONAL FINANCE CORPORATION	Page 89

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE E – LOANS AND GUARANTEES (continued)

	June 30, 2020
	31-60 days past due	61-90 days past due	Greater than 90 days past due	Total past due	Current	Total loans
Asia
Manufacturing, agribusiness and services	$2	$—	$64	$66	$1,720	$1,786
Financial markets	—	16	35	51	3,444	3,495
Infrastructure and natural resources	—	—	83	83	1,729	1,812
Total Asia	2	16	182	200	6,893	7,093
Europe, Middle East and North Africa
Manufacturing, agribusiness and services	—	—	128	128	1,582	1,710
Financial markets	—	38	1	39	1,380	1,419
Infrastructure and natural resources	134	—	84	218	1,395	1,613
Total Europe, Middle East and North Africa	134	38	213	385	4,357	4,742
Sub-Saharan Africa, Latin America and Caribbean
Manufacturing, agribusiness and services	75	—	338	413	2,551	2,964
Financial markets	—	—	4	4	4,000	4,004
Infrastructure and natural resources	101	—	59	160	3,321	3,481
Total Sub-Saharan Africa, Latin America and Caribbean	176	—	401	577	9,872	10,449
Other
Manufacturing, agribusiness and services	—	—	—	—	679	679
Financial markets	—	—	—	—	1,825	1,825
Infrastructure and natural resources	—	—	—	—	135	135
Total Other	—	—	—	—	2,639	2,639
Total disbursed loans at amortized cost	$312	$54	$796	$1,162	$23,761	$24,923
Unamortized deferred loan origination fees, net and other						(128)
Recorded investment in loans at amortized cost						$24,795
_________
At June 30, 2020, loans 90 days or greater past due still accruing were insignificant.
The notes to consolidated financial statements are an integral part of these statements

INTERNATIONAL FINANCE CORPORATION	Page 90

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE E – LOANS AND GUARANTEES (continued)
Loan Credit Quality Indicators
IFC utilizes a rating system to classify loans according to credit worthiness and risk. A description of each credit rating and categorization in terms of the attributes of the borrower, the business environment in which the borrower operates or the loan itself under the rating system follows:

Credit Risk Rating	Indicative External Rating	Category	Description
CR-1	AAA, AA+, AA, AA-	Very Strong	An obligor rated CR-1 is the highest rating assigned by IFC. The obligor's ability to meet its financial obligations is very strong.
CR-2	A+, A, A-	Strong	An obligor rated CR-2 is slightly more susceptible to the negative effects of changes in circumstances and economic conditions than obligors rated CR-1. The obligor's ability to meet its financial obligations remains strong.
CR-3	BBB+	Adequate	An obligor rated CR-3 exhibits an adequate financial profile, even though at a weaker level than "CR-1" and "CR-2."
CR-4	BBB		An obligor rated CR-4 exhibits an adequate financial profile. However, adverse economic conditions or changing circumstances are more likely to lead to a deterioration of the obligor’s ability to meet its financial obligations.
CR-5	BBB-		An obligor rated CR-5, as the lowest of the investment grade ratings, exhibits an adequate financial profile. However, adverse economic conditions and/or changing circumstances are more likely to lead to a weaker financial profile and a deterioration of the obligor’s ability to meet its financial obligations.
CR-6	BB+	Moderate	An obligor rated CR-6, as the first non-investment grade rating, is less vulnerable to default than other non-investment obligors.
CR-7	BB		An obligor rated CR-7 can face major uncertainties. Exposure to negative business, financial, or economic conditions could lead to the obligor's insufficient financial profile and a deterioration of the obligor’s ability to meet its financial obligations.
CR-8	BB-		An obligor rated CR-8 faces major ongoing uncertainties. Exposure to negative business, financial, or economic conditions could lead to the obligor's insufficient financial profile and a deterioration of the obligor’s ability to meet its financial obligations.
CR-9	B+	Weak	An obligor rated CR-9 is less vulnerable to default than obligors rated 'CR-10’ or ‘CR-11'. Significantly negative business, financial, or economic conditions will likely weaken the obligor's financial profile and ability to meet its financial obligations.
CR-10	B		An obligor rated CR-10 is more vulnerable to default than obligors rated 'CR-9’ but the obligor still has the capacity to meet its financial obligations. Negative business, financial, or economic conditions will likely weaken the obligor's financial profile and ability to meet its financial obligations.
CR-11	B-		An obligor rated CR-11 is more vulnerable to default than obligors rated 'CR-9’ or ‘CR-10’. The obligor still has the capacity to meet its obligations but slightly negative business, financial, or economic conditions are more likely to weaken the obligor's financial profile and ability to meet its financial obligations than a company rated CR-10.
CR-12	CCC+	Very Weak/Special Attention	An obligor rated CR-12 faces significant challenges. While such obligors will likely have some positive characteristics, these may be outweighed by large uncertainties or major exposures to adverse conditions. The obligor is dependent upon favorable business, financial, and economic conditions to meet its financial obligations.
CR-13	CCC	Very Weak/Substandard	An obligor rated CR-13 is currently vulnerable to default, and is dependent upon significantly favorable business, financial, and economic conditions to meet its financial obligations. In the event of negative business, financial, or economic conditions, the obligor is not likely to meet its financial obligations and rescheduling and/or restructuring is likely to be required.
CR-14	CCC-	Extremely Weak/Doubtful	An obligor rated CR-14 is highly vulnerable to default. It is highly likely that a rescheduling and/or restructuring are required without which a default under IFC’s accounting definition would ensue. In some cases, even though default has not occurred yet, cash flow may be insufficient to service debt in full.
CR-15	Worse than CCC- and D	Imminent Default /Default	An obligor rated CR-15 is currently extremely vulnerable to nonpayment and there are indications that the next payment will not be made before meeting IFC’s accounting definition of default.
D			An obligor rated D is in payment default according to IFC’s accounting definition of default.

The notes to consolidated financial statements are an integral part of these statements

INTERNATIONAL FINANCE CORPORATION	Page 91

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE E – LOANS AND GUARANTEES (continued)
The following table presents the loans disbursed by credit quality indicator based on risk rating at June 30, 2021 and origination year. The origination year is based on the commitment date that represents the date that the decision was made to extend credit and IFC entered into a legally binding agreement with the borrower. All subsequent loan disbursements, as well as loan modifications, extensions, and renewals for an associated loan commitment are reported based on the original commitment date (US$ in millions):

	June 30, 2021
	Loans at Amortized cost basis by Risk class
Origination year	Very Strong	Strong	Adequate	Moderate	Weak	Very Weak/ Special Attention	Very Weak/ Substandard	Extremely Weak/ Doubtful	Imminent Default/ Default	Total Contracts
FY21	$—	$150	$753	$1,625	$1,239	$25	$—	$2	$23	$3,817
FY20	—	232	1,122	1,576	1,409	185	10	—	6	4,540
FY19	—	182	469	1,414	1,560	228	71	361	20	4,305
FY18	—	52	698	1,234	1,442	38	146	195	124	3,929
FY17	—	197	504	663	751	199	180	55	44	2,593
Prior	59	320	438	952	2,117	244	517	248	712	5,607
Total	$59	$1,133	$3,984	$7,464	$8,518	$919	$924	$861	$929	$24,791
Revolving Loans	—	—	1	864	76	—	—	—	—	941
Revolving Contracts Converted to Term Contracts	—	—	—	20	—	—	—	—	—	20
Total disbursed loans	$59	$1,133	$3,985	$8,348	$8,594	$919	$924	$861	$929	$25,752
Unamortized deferred loan origination fees, net and other										(114)
Loans at amortized cost										$25,638
Following is a summary of IFC’s loans at amortized cost by credit quality indicator, geographic region, and industry sector, effective June 30, 2021 and June 30, 2020 respectively (US$ in millions):

June 30, 2021
	Very Strong	Strong	Adequate	Moderate	Weak	Very Weak/ Special Attention	Very Weak/ Substandard	Extremely Weak/ Doubtful	Imminent Default/ Default	Total
Geographic Region
Asia	$—	$466	$2,134	$2,748	$2,335	$367	$109	$105	$118	$8,382
Europe, Middle East and North Africa	—	320	488	1,313	1,743	159	86	228	362	4,699
Sub-Saharan Africa, Latin America and Caribbean	—	322	1,067	3,262	4,440	393	728	528	449	11,189
Other	59	25	296	1,025	76	—	1	—	—	1,482
Total geographic region	$59	$1,133	$3,985	$8,348	$8,594	$919	$924	$861	$929	$25,752
Unamortized deferred loan origination fees, net and other										(114)
Loans at amortized cost										$25,638

The notes to consolidated financial statements are an integral part of these statements

INTERNATIONAL FINANCE CORPORATION	Page 92

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE E – LOANS AND GUARANTEES (continued)

June 30, 2021
	Very Strong	Strong	Adequate	Moderate	Weak	Very Weak/ Special Attention	Very Weak/ Substandard	Extremely Weak/ Doubtful	Imminent Default/ Default	Total
Industry Sector
Manufacturing, agribusiness and services	$59	$841	$1,907	$2,645	$1,812	$91	$441	$216	$471	$8,483
Financial markets	—	67	1,578	4,888	3,625	452	13	126	75	10,824
Infrastructure and natural resources	—	225	500	815	3,157	376	470	519	365	6,427
Disruptive technologies and funds	—	—	—	—	—	—	—	—	18	18
Total industry sector	$59	$1,133	$3,985	$8,348	$8,594	$919	$924	$861	$929	$25,752
Unamortized deferred loan origination fees, net and other										(114)
Loans at amortized cost										$25,638

June 30, 2020
	Very Strong	Strong	Adequate	Moderate	Weak	Very Weak/ Special Attention	Very Weak/ Substandard	Extremely Weak/ Doubtful	Imminent Default/ Default	Total
Geographic Region
Asia	$—	$165	$1,541	$2,411	$2,303	$218	$143	$124	$188	$7,093
Europe, Middle East and North Africa	—	317	415	1,209	1,778	223	143	296	361	4,742
Sub-Saharan Africa, Latin America and Caribbean	—	408	1,268	2,683	3,586	914	413	532	645	10,449
Other	38	1	233	1,172	1,195	—	—	—	—	2,639
Total geographic region	$38	$891	$3,457	$7,475	$8,862	$1,355	$699	$952	$1,194	$24,923

June 30, 2020
	Very Strong	Strong	Adequate	Moderate	Weak	Very Weak/ Special Attention	Very Weak/ Substandard	Extremely Weak/ Doubtful	Imminent Default/ Default	Total
Industry Sector
Manufacturing, agribusiness and services	$38	$576	$1,175	$2,419	$1,358	$684	$179	$162	$548	$7,139
Financial markets	—	39	1,752	4,377	4,066	174	80	174	81	10,743
Infrastructure and natural resources	—	276	530	679	3,438	497	440	616	565	7,041
Total industry sector	$38	$891	$3,457	$7,475	$8,862	$1,355	$699	$952	$1,194	$24,923

The notes to consolidated financial statements are an integral part of these statements

INTERNATIONAL FINANCE CORPORATION	Page 93

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE E – LOANS AND GUARANTEES (continued)

Loans are modified through changes in interest rates, repayment schedules, and maturity date, in addition to reductions of loan principal and waiver of accrued interest. The following table presents information related to loan modifications, including past due amounts capitalized and written off, during the years ended June 30, 2021 and 2020, that are considered Troubled Debt Restructurings (TDRs) (US$ in millions):

	Year ended June 30,		Year ended June 30,
	2021		2020
	Number of TDRs	Amount	Number of TDRs	Amount
Loans modified as TDR	46	$741	31	$417
Loan at amortized cost modifications considered TDRs during the year ended June 30, 2021 is summarized by geographic region and industry sector as follows (US$ in millions):

	Year ended June 30, 2021
	Manufacturing, agribusiness and services	Financial markets	Infrastructure and natural resources	Loan modifications considered TDRs [a]
Geographic Region
Asia	$158	$31	$20	$209
Europe, Middle East and North Africa	76	—	244	320
Sub-Saharan Africa, Latin America and Caribbean	181	7	24	212
Total geographic region	$415	$38	$288	$741
___________
a Includes all components of amortized cost except unamortized fees which are considered insignificant.
Following is a summary of loans that defaulted during the years ended June 30, 2021 and 2020 that had been modified in a Troubled Debt Restructuring within 12 months prior to the date of default (US$ in millions):

	Year ended June 30,
	2021	2020
Loan amount	$70	$4
Number of Loans	4	1
Collateral-Dependent Loans
A loan is considered collateral-dependent when the borrower is experiencing financial difficulty and repayment is expected to be provided substantially through the operation or sale of the collateral. The following table summarizes the amortized cost of collateral dependent loans by collateral type, geographic region and industry sector as follows (US$ in millions) a:

June 30, 2021
Property, Land and Equipment
Geographic Region
Europe, Middle East and North Africa	$5
Sub-Saharan Africa, Latin America and Caribbean	136
Total	$141

The notes to consolidated financial statements are an integral part of these statements

INTERNATIONAL FINANCE CORPORATION	Page 94

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE E – LOANS AND GUARANTEES (continued)

June 30, 2021
Property, Land and Equipment
Industry Sector
Manufacturing, agribusiness and services	$71
Infrastructure and natural resources	70
Total	$141
___________
a Includes all components of amortized cost except unamortized fees which are considered insignificant.
Guarantees
IFC extends financial guarantee facilities to its clients to provide full or partial credit enhancement for their debt securities and trade obligations. Under the terms of IFC’s guarantees, IFC agrees to assume responsibility for the client’s financial obligations in the event of default by the client, where default is defined as failure to pay when payment is due. Guarantees entered into by IFC generally have maturities consistent with those of the loan portfolio. Guarantees signed at June 30, 2021 totaled $4,339 million ($4,445 million – June 30, 2020). Guarantees of $3,573 million that were outstanding (i.e., not called) at June 30, 2021 ($3,900 million – June 30, 2020), were not included in loans on IFC’s consolidated balance sheet. The outstanding amount represents the maximum amount of undiscounted future payments that IFC could be required to make under these guarantees.
NOTE F – DEBT SECURITIES
Income from debt securities, including realized gains and losses on debt securities and associated derivatives for the years ended June 30, 2021, June 30, 2020 and June 30, 2019 comprise the following (US$ in millions):

	2021	2020	2019
Interest income	$282	$337	$362
Dividends	1	—	6
Realized gains on debt securities and associated derivatives[a]	57	24	5
Other-than-temporary impairments	—	(130)	(247)	[b]
Total income from debt securities, including realized gains on debt securities and associated derivatives	$340	$231	$126
_________
a     Includes realized gains and losses on debt securities on which Fair Value Option is elected. $24 million gain for the year ended June 30, 2021 and gains of $17 million and $2 million for the years ended June 30, 2020 and June 30, 2019.
b Includes impairments of available-for-sale debt securities of $238 million for the year ended June 30, 2019 to write down cumulative foreign exchange losses due to significant currency depreciation, as IFC considers the foreign exchange losses associated with those debt securities as other-than-temporary.
Debt securities accounted for as available-for-sale at June 30, 2021 and June 30, 2020 comprise (US$ in millions) a:

	June 30, 2021
	Amortized cost	Unrealized gains	Unrealized losses	Foreign currency transaction losses	Reserve for credit losses	Fair value
Corporate debt securities	$2,403	$103	$(14)	$(156)	$—	$2,336
Preferred shares	56	73	(1)	—	(3)	125
Asset-backed securities	550	16	(7)	(36)	—	523
Total	$3,009	$192	$(22)	$(192)	$(3)	$2,984

The notes to consolidated financial statements are an integral part of these statements

INTERNATIONAL FINANCE CORPORATION	Page 95

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE F – DEBT SECURITIES (continued)

	June 30, 2020
	Amortized cost	Unrealized gains	Unrealized losses	Foreign currency transaction losses	Fair value
Corporate debt securities	$3,190	$91	$(67)	$(265)	$2,949
Preferred shares	70	81	(2)	—	149
Asset-backed securities	602	20	—	(33)	589
Total	$3,862	$192	$(69)	$(298)	$3,687
_________
a    Results for reporting periods beginning after July 1, 2020 are presented under the ASC 326 methodology, while prior period amounts continue to be reported in accordance with previously applicable U.S. GAAP.
Available-for-sale debt securities in an unrealized loss position for which a reserve for credit losses has not been recorded, due to non-credit related factors, is comprised of the following (US$ in millions):

	June 30, 2021
	Amortized Costs	Unrealized Losses	Fair value
Corporate debt securities	$505	$(14)	$448
Preferred shares	3	(1)	1
Asset-backed securities	118	(7)	83
Total	$626	$(22)	$532
The following table shows the unrealized losses and fair value of debt securities at June 30, 2021 and June 30, 2020 by length of time that individual securities had been in a continuous loss position where the fair value of securities declined below their cost basis (US$ in millions):

	June 30, 2021
	Less than 12 months		12 months or greater		Total
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Corporate debt securities	$57	$(4)	$391	$(10)	$448	$(14)
Preferred shares	—	—	1	(1)	1	(1)
Asset-backed securities	—	—	83	(7)	83	(7)
Total	$57	$(4)	$475	$(18)	$532	$(22)

	June 30, 2020
	Less than 12 months		12 months or greater		Total
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Corporate debt securities	$168	$(27)	$415	$(40)	$583	$(67)
Preferred shares	1	(1)	1	(1)	2	(2)
Asset-backed securities	—	—	—	—	—	—
Total	$169	$(28)	$416	$(41)	$585	$(69)
Corporate debt securities comprise investments in bonds and notes. Fair value associated with corporate debt securities is primarily attributable to movements in the credit default swap spread curve applicable to the issuer, and also impacted by movements in the risk-free rates and foreign currency exchange rates. Based upon IFC’s assessment of expected credit losses, IFC has determined that the issuer is expected to make all contractual principal and interest payments. Accordingly, IFC expects to recover the cost basis of these securities.
Preferred shares comprise investments in preferred equity investments that are redeemable at the option of IFC or mandatorily redeemable by the issuer. Unrealized losses associated with preferred shares are primarily driven by changes in discount rates associated with changes in credit spreads or interest rates, minor changes in exchange rates and comparable market valuations in the applicable sector. Based upon IFC’s assessment of the expected credit losses, IFC expects to recover the cost basis of these securities.
The notes to consolidated financial statements are an integral part of these statements

INTERNATIONAL FINANCE CORPORATION	Page 96

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE F – DEBT SECURITIES (continued)
The table below presents a rollforward by major security type for the year ended June 30, 2021 of the reserve for credit losses on debt securities held at the period end (US$ in millions):

	Year ended June 30, 2021
	Corporate Debt Securities	Preferred shares	Asset-backed securities	Total
Beginning balance	$—	$—	$—	$—
Additions to the reserve for credit losses on securities for which credit losses were not previously recorded	—	3	—	3
Ending balance	$—	$3	$—	$3
Debt securities with contractual maturities that are accounted for as available-for-sale have contractual maturities during the years ending June 30, 2022 through June 30, 2026 and thereafter, as follows (US$ in millions):

	2022	2023	2024	2025	2026	Thereafter	Total
Corporate debt securities	$333	$437	$296	$476	$91	$660	$2,293
Asset-backed securities	76	111	185	59	23	15	469
Total disbursed portfolio of debt securities with contractual maturities	$409	$548	$481	$535	$114	$675	$2,762
The expected maturity of asset-backed securities may differ from the contractual maturity, as reported above, due to prepayment features. In addition, IFC has $56 million of redeemable preferred shares and other debt securities with undefined maturities ($70 million – June 30, 2020).
The currency composition and weighted average contractual rate of debt securities with contractual maturities that are accounted for as available-for-sale are summarized below:

	June 30, 2021		June 30, 2020
	Amount (US$ in millions)	Weighted average contractual rate (%)	Amount (US$ in millions)	Weighted average contractual rate (%)
US dollar	783	3.3	936	3.8
Indian rupee	774	8.0	1,251	8.4
Euro	730	3.4	705	3.3
Colombian peso	218	4.2	225	5.0
Turkish lira	188	14.3	248	13.8
South African rand	35	11.3	31	11.3
Chilean peso	28	7.6	25	7.6
Other currencies	6	6.0	73	4.5
Total disbursed portfolio of debt securities with contractual maturities	$2,762	5.6	$3,494	6.2
After the effect of interest rate swaps and currency swaps, IFC’s debt securities with contractual maturities that are accounted for as available-for-sale are principally denominated in variable rate US dollars.
Nonaccruing debt securities
Debt securities on which the accrual of interest has been discontinued amounted to $53 million at June 30, 2021 ($56 million – June 30, 2020). The interest income on such debt securities for the year ended June 30, 2021, June 30, 2020 and June 30, 2019 is summarized as follows (US$ in millions):

	2021	2020	2019
Interest income not recognized on nonaccruing debt securities	$12	$9	$4
Interest income recognized on debt securities in nonaccrual status related to current and prior years, on a cash basis	3	7	1
The notes to consolidated financial statements are an integral part of these statements

INTERNATIONAL FINANCE CORPORATION	Page 97

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE G – EQUITY INVESTMENTS AND ASSOCIATED DERIVATIVES
Income from equity investments and associated derivatives for the years ended June 30, 2021, June 30, 2020 and June 30, 2019 comprises the following (US$ in millions):

	2021	2020	2019
Unrealized gains (losses) on equity investments and associated derivatives [a]	$2,550	$(1,603)	$(918)
Realized gains on equity investments and associated derivatives, net	431	363	425
Gains (losses) on equity investments and associated derivatives, net [b]	2,981	(1,240)	(493)
Dividends	218	158	238
Custody, fees and other	2	15	2
Total income (loss) from equity investments and associated derivatives	$3,201	$(1,067)	$(253)
_________
a Including unrealized gains and losses related to equity securities still held at June 30, 2021 – net gains of $2,657 million for the year ended June 30, 2021.
b Includes gains of $1,897 million for the year ended June 30, 2021 (losses of $562 million – June 30, 2020 and $34 million – June 30, 2019) from equity investments for which IFC has elected a Fair Value Option.
Equity investments include several private equity funds that invest primarily in emerging markets across a range of sectors and that are accounted for at fair value under the Fair Value Option. The fair values of these funds have been determined using the net asset value of IFC’s ownership interest in partners’ capital as a practical expedient and totaled $4,993 million as of June 30, 2021 ($3,777 million – June 30, 2020). These investments cannot be redeemed. Distributions will be received from these funds as the underlying assets are liquidated or distributed, the timing of which is uncertain.
As of June 30, 2021, the maximum unfunded commitments subject to capital calls for these funds are $1,497 million ($1,347 million – June 30, 2020). As of June 30, 2021, IFC invested $570 million ($565 million – June 30, 2020) as a limited partner in funds managed by AMC. Amounts previously distributed by the AMC Funds may be callable through the life of the respective fund. The sale of IFC’s limited partner interests in these funds needs prior consent from the other limited partners.
NOTE H – INVESTMENT TRANSACTIONS COMMITTED BUT NOT DISBURSED OR UTILIZED
Loan, equity and debt security commitments signed but not yet disbursed, and guarantee and client risk management facilities signed but not yet utilized are summarized below (US$ in millions):

	June 30, 2021	June 30, 2020
Investment transactions committed but not disbursed:
Loans, equity investments and debt securities	$12,711	$10,034
Investment transactions committed but not utilized:
Guarantees	766	545
Client risk management facilities	183	191
Total investment transactions committed but not disbursed or utilized	$13,660	$10,770
The disbursements of investment transactions committed but not disbursed or utilized are generally subject to fulfillment of conditions of disbursement.
The notes to consolidated financial statements are an integral part of these statements

INTERNATIONAL FINANCE CORPORATION	Page 98

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE I – LOAN PARTICIPATIONS
Loan participations signed as commitments for which disbursement has not yet been made and loan participations disbursed and outstanding which are serviced by IFC for participants are as follows (US$ in millions):

	June 30, 2021	June 30, 2020
Loan participations signed as commitments but not disbursed	$1,538	$1,419
Loan participations disbursed and outstanding which are serviced by IFC	7,082	7,878
NOTE J – RECEIVABLES AND OTHER ASSETS
Receivables and other assets are summarized below (US$ in millions):

	June 30, 2021	June 30, 2020
Receivables from unsettled security trades	$745	$831
Accrued income on derivative instruments	462	556
Accrued interest income on loans	262	294
Accrued interest income on time deposits and securities	108	133
Fixed assets	1,254	1,211
Less: Accumulated depreciation	(712)	(664)
Fixed assets, net	542	547
Deferred charges and other assets	2,465	1,786
Total receivables and other assets	$4,584	$4,147

The notes to consolidated financial statements are an integral part of these statements

INTERNATIONAL FINANCE CORPORATION	Page 99

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE K – BORROWINGS
Market borrowings and associated derivatives
IFC's borrowings outstanding from market sources and currency and interest rate swaps, net of unamortized issue premiums and discounts, are summarized below:

	June 30, 2021
	Market borrowings		Currency swaps payable (receivable)		Interest rate swaps notional principal payable (receivable)		Net currency obligation
	Amount (US$ in millions)	Weighted average rate (%)	Amount (US$ in millions)	Weighted average rate (%)	Notional amount (US$ in millions)	Weighted average rate (%)	Amount (US$ in millions)	Weighted average rate (%)
US dollar	$22,806	1.5	$28,773	0.1	$22,471	0.2	$51,714	0.2
	—	—	—	—	(22,336)	1.5	—	—
Australian dollar	7,833	2.8	(7,833)	2.8	—	—	—	—
Pounds sterling	4,761	0.8	(4,761)	0.8	—	—	—	—
Mexican peso	4,322	7.7	(4,322)	7.6	—	—	—	—
Swedish kronor	2,054	0.6	(2,054)	0.6	—	—	—	—
New Zealand dollar	1,836	1.8	(1,836)	1.8	—	—	—	—
Japanese yen	1,734	2.2	(1,734)	1.8	—	—	—	—
Brazilian real	1,534	3.9	(1,534)	3.9	—	—	—	—
Canadian dollar	1,412	1.4	(1,412)	1.4	—	—	—	—
New Turkish lira	1,201	11.3	(1,172)	11.5	—	—	29	5.0
Indian rupee	1,125	6.4	—	—	—	—	1,125	6.4
Euro	1,070	2.0	(1,070)	2.0	—	—	—	—
South African rand	879	6.0	(879)	6.8	—	—	—	—
Russian ruble	872	5.6	(872)	5.6	—	—	—	—
Chinese renminbi	695	2.4	(695)	2.4	—	—	—	—
Norwegian kroner	310	0.9	(310)	0.9	—	—	—	—
Colombian pesos	185	4.0	(185)	4.0	—	—	—	—
New Romanian lei	148	2.4	(58)	2.3	—	—	90	2.4
Indonesian rupiah	138	8.0	—	—	—	—	138	8.0
Kazakhstan tenge	134	9.1	(118)	9.2	—	—	16	8.3
Hong Kong dollar	122	0.1	(122)	0.1	—	—	—	—
Georgian lari	114	8.6	(50)	7.5	—	—	64	9.4
Peso uruguayo	83	9.4	(83)	9.4	—	—	—	—
Philippine peso	81	6.3	—	—	—	—	81	6.3
Uzbekistan sum	67	12.0	(33)	10.4	—	—	34	13.5
Chilean peso	54	1.3	(54)	1.3	—	—	—	—
Ukraine hrivnya	47	15.1	(38)	15.4	—	—	9	13.6
Peruvian soles nuevos	41	1.6	(41)	1.6	—	—	—	—
Czech koruna	25	1.1	(25)	1.1	—	—	—	—
Costa Rican colon	19	6.6	(13)	5.6	—	—	6	8.7
Botswana pula	19	2.8	—	—	—	—	19	2.8
Bangladeshi takas	19	6.7	—	—	—	—	19	6.7
Nigerian naira	14	8.2	(14)	8.2	—	—	—	—
New Azerbaijanian manat	12	7.5	(12)	7.5	—	—	—	—
New Ghanaian cedi	10	16.8	(10)	16.8	—	—	—	—
Dominican pesos	5	7.6	(5)	7.1	—	—	—	—
New Serbian Dinar	5	0.7	(5)	0.7	—	—	—	—
Principal at face value	$55,786		$(2,577)		$135		$53,344	0.4
Short-term borrowings from market and other sources	2,615
	58,401
Unamortized discounts, net	(2,896)
Total market borrowings	55,505
Fair value adjustments	(290)
Carrying amount of market borrowings	$55,215
The notes to consolidated financial statements are an integral part of these statements

INTERNATIONAL FINANCE CORPORATION	Page 100

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE K – BORROWINGS (continued)

	June 30, 2020
	Market borrowings		Currency swaps payable (receivable)		Interest rate swaps notional principal payable (receivable)		Net currency obligation
	Amount (US$ in millions)	Weighted average rate (%)	Amount (US$ in millions)	Weighted average rate (%)	Notional amount (US$ in millions)	Weighted average rate (%)	Amount (US$ in millions)	Weighted average rate (%)
US dollar	$24,350	1.7	$27,158	0.9	$24,983	1.0	$51,613	0.9
		—	—	—	(24,878)	(1.7)	—	—
Australian dollar	7,687	3.3	(7,687)	3.3	—	—	—	—
Mexican peso	3,324	7.6	(3,324)	7.7	—	—	—	—
Pounds sterling	3,024	1.2	(3,024)	1.2	—	—	—	—
New Turkish lira	2,112	11.8	(2,075)	12.0	—	—	37	0.5
Japanese yen	1,785	1.7	(1,785)	1.7	—	—	—	—
Swedish kronor	1,785	0.6	(1,785)	0.6	—	—	—	—
Indian rupee	1,422	6.6	—	—	—	—	1,422	6.6
New Zealand dollar	1,316	2.5	(1,316)	2.5	—	—	—	—
Brazilian real	1,154	4.7	(1,154)	4.7	—	—	—	—
Canadian dollar	914	1.8	(914)	1.8	—	—	—	—
Euro	849	2.2	(849)	2.2	—	—	—	—
South African rand	748	6.6	(748)	7.3	—	—	—	—
Russian ruble	730	5.8	(730)	5.8	—	—	—	—
Chinese renminbi	325	2.6	(325)	2.6	—	—	—	—
Norwegian kroner	240	2.5	(240)	2.5	—	—	—	—
Kazakhstan tenge	203	9.6	(180)	9.7	—	—	23	8.3
Indonesian rupiah	140	8.0	—	—	—	—	140	8.0
Peruvian Soles nuevo	95	2.7	(95)	2.7	—	—	—	—
Philippine peso	86	6.3	—	—	—	—	86	6.3
Colombian peso	84	4.9	(84)	4.9	—	—	—	—
Ukraine hrivnya	72	15.1	(61)	15.4	—	—	11	13.6
Georgian lari	65	9.4	—	—	—	—	65	9.4
Peso uruguayo	49	12.0	(49)	12.0	—	—	—	—
New Romanian lei	44	2.7	(32)	2.7	—	—	12	2.7
Costa Rican colon	44	6.6	(34)	6.0	—	—	10	8.4
Hong Kong dollar	39	2.2	(39)	2.2	—	—	—	—
Uzbekistan sum	29	9.3	(28)	9.3	—	—	1	8.9
Nigerian naira	28	7.9	(28)	7.9	—	—	—	—
Chilean peso	24	2.8	(24)	2.8	—	—	—	—
Czech koruna	23	1.1	(23)	1.1	—	—	—	—
Botswana pula	22	3.3	—	—	—	—	22	3.3
New Ghanaian cedi	21	13.1	(21)	13.1	—	—	—	—
Bangladeshi taka	19	6.7	—	—	—	—	19	6.7
Namibia dollar	10	9.8	—	—	—	—	10	9.8
Dominican peso	7	7.7	(4)	7.1	—	—	3	8.5
New Serbian dinar	1	3.8	—	—	—	—	1	3.8
Principal at face value	$52,870		$500		$105		$53,475	1.1
Short-term borrowings from market and other sources	2,994
	55,864
Unamortized discounts, net	(2,456)
Total market borrowings	53,408
Fair value adjustments	1,457
Carrying amount of market borrowings	$54,865
The notes to consolidated financial statements are an integral part of these statements

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE K – BORROWINGS (continued)
The net currency obligations not fully hedged by borrowings related swaps have generally been invested and/or on-lent to clients in such currencies.
The weighted average remaining maturity of IFC’s borrowings from market sources was 5.8 years at June 30, 2021 (7.4 years – June 30, 2020).
Charges on borrowings for the year ended June 30, 2021 include $7 million of interest expense on secured borrowings ($13 million – year ended June 30, 2020 and $16 million – year ended June 30, 2019) and is net of $3 million of gains on buybacks of market borrowings ($7 million – year ended June 30, 2020; $1 million – year ended June 30, 2019).
The net nominal amount receivable from currency swaps of $2,577 million and the net notional amount payable from interest rate swaps of $135 million at June 30, 2021 (payable of $500 million from currency swaps and payable of $105 million from interest rate swaps – June 30, 2020), shown in the above table, are represented by currency and interest rate swap assets at fair value of $1,946 million and currency and interest rate swap liabilities at fair value of $2,511 million ($1,624 million and $2,867 million – June 30, 2020), included in derivative assets and derivative liabilities, respectively, on the consolidated balance sheet.
Short-term market borrowings
IFC’s short-term Discount Note Program has maturities ranging from overnight to one year. The amount outstanding under the program at June 30, 2021 is $2,615 million ($2,994 million – June 30, 2020). Charges on borrowings for the year ended June 30, 2021, include $5 million in respect of this program ($39 million – June 30, 2020 and $63 million – June 30, 2019).
Borrowings from IDA
Borrowings outstanding from IDA are summarized below:

	June 30, 2021
	IDA Borrowings		Interest rate swap notional principal payable (receivable)		Net currency obligation
	Principal amount (US$ in millions)	Weighted average cost (%)	Notional amount (US$ in millions)	Weighted average cost (%)	Notional amount (US$ in millions)	Weighted average cost (%)
US dollar	$472	1.8	$472	0.1	$472	0.1
			(472)	(1.8)
Total IDA borrowings outstanding	$472		$—		$472	0.1
Fair value adjustments	12
Carrying amount of IDA borrowings	$484

	June 30, 2020
	IDA Borrowings		Interest rate swap notional principal payable (receivable)		Net currency obligation
	Principal amount (US$ in millions)	Weighted average cost (%)	Notional amount (US$ in millions)	Weighted average cost (%)	Notional amount (US$ in millions)	Weighted average cost (%)
US dollar	$597	1.8	$597	0.3	$597	0.3
			(597)	(1.8)
Total IDA borrowings outstanding	$597		$—		$597	0.3
Fair value adjustments	24
Carrying amount of IDA borrowings	$621
The weighted average remaining maturity of borrowings from IDA was 3.4 years at June 30, 2021 (3.6 years – June 30, 2020). Charges on borrowings for the year ended June 30, 2021, includes $10 million ($12 million – year ended June 30, 2020; $14 million – year ended June 30, 2019) in respect of borrowings from IDA.
The notes to consolidated financial statements are an integral part of these statements

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE K – BORROWINGS (continued)
Maturity of borrowings
The principal amounts repayable on borrowings outstanding in all currencies during the years ending June 30, 2022, through June 30, 2026, and thereafter are summarized below (US$ in millions):

	2022	2023	2024	2025	2026	Thereafter	Total
Borrowings from market sources	$8,664	$9,175	$6,159	$8,309	$6,876	$16,603	$55,786
Short-term borrowings from market and other sources	2,615	—	—	—	—	—	2,615
Borrowings from IDA	114	96	77	61	34	90	472
Total borrowings, gross	$11,393	$9,271	$6,236	$8,370	$6,910	$16,693	$58,873
Unamortized discounts, net							(2,896)
Fair value adjustments							(278)
Carrying amount of borrowings							$55,699
After the effect of interest rate and currency swaps, IFC’s borrowings generally reprice within one year.
NOTE L – PAYABLES AND OTHER LIABILITIES
Payables and other liabilities are summarized below (US$ in millions):

	June 30, 2021	June 30, 2020
Accounts payable, accrued expenses and other liabilities	$2,159	$1,810
Payables for unsettled security trades	1,568	1,236
Liabilities under retirement benefit plans	1,186	1,981
Accrued charges on borrowings	567	579
Accrued charges on derivative instruments	175	320
Deferred income	109	76
Secured borrowings & short sold securities	105	156
Total payables and other liabilities	$5,869	$6,158
NOTE M – CAPITAL TRANSACTIONS
Following the Spring Meetings in April 2018, a financing package was endorsed by the Board of Governors that included a three-step capital raising process: conversion of a portion of retained earnings into paid-in capital, a SCI and GCI that would provide up to $5.5 billion in additional paid-in capital. The SCI and GCI Resolutions were adopted and became effective on April 16, 2020 and the subscription process was formally launched on April 22, 2020. The member countries may subscribe to the increased authorized capital stock as per the SCI and GCI not later than three years from the date of effectiveness of the increase in the authorized capital stock. The member countries shall make payment of the subscription price of shares subscribed for all such shares at any time or for some such shares from time to time prior to April 15, 2023 for SCI and prior to April 15, 2025 for GCI.
The authorized capital stock was increased by the creation of 16,999,998 additional shares each having a par value of $1,000 after converting a portion of the retained earnings into paid-in capital. The authorized capital stock was increased by 919,998 and 4,579,995 shares of capital stock each having a par value of $1,000 as per the SCI and GCI respectively. The authorized capital stock as on June 30, 2021 consists of 25,079,991 shares of $1,000 par value each (25,079,991 shares at June 30, 2020).
During the year ended June 30, 2021, 53 countries subscribed a total of $2,440 million (GCI of $2,218 million and SCI of $222 million) and payment of $1,193 million has been received from 40 countries. Subsequent to June 30, 2021, total payment of $12 million was received from three countries. For the year ended June 30, 2020, $799 million was subscribed and no payment was received.
Under IFC’s Articles of Agreement, in the event a member withdraws from IFC, IFC and the member may negotiate on the repurchase of the member’s capital stock on such terms as may be appropriate under the circumstances. Such agreement may provide, among other things, for a final settlement of all obligations of the member to IFC. If such an agreement is not made within six months after the member withdraws or such other time as IFC and the member may agree, the repurchase price of the member’s capital stock shall be the value thereof shown by the books of IFC on the day when the member withdraws. The repurchase of capital stock is subject to certain conditions including payments in installments, at such times and in such available currency or currencies as IFC reasonably determines, taking into account the financial position of IFC. IFC’s Articles of Agreement also provide for the withdrawing member to repay losses on loans and equity investments in excess of reserve provided on the date of withdrawal.
The notes to consolidated financial statements are an integral part of these statements

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE N – OTHER INCOME
Other income for the years ended June 30, 2021, June 30, 2020 and June 30, 2019 comprise the following (US$ in millions):

	June 30, 2021	June 30, 2020	June 30, 2019
Investment gain on PEBP assets	$130	$11	$24
Other reimbursable arrangements	24	24	25
Fees collected from clients	14	18	23
Income from AMC consolidated entities [a]	—	31	64
Others	44	53	48
Total Other Income	$212	$137	$184
_________
a Income reported until AMC merged with IFC on January 31, 2020.
NOTE O – RETAINED EARNINGS DESIGNATIONS AND RELATED EXPENDITURES AND ACCUMULATED OTHER COMPREHENSIVE INCOME
Designated retained earnings
The components of designated retained earnings and related expenditures are summarized below (US$ in millions):

	Grants to IDA	Advisory Services	Creating Markets Advisory Window	Performance-Based Grants	SME Ventures	Total Designated Retained Earnings
At June 30, 2018	$—	$46	$122	$5	$17	$190
Year ended June 30, 2019
Designations of retained earnings	115	45	70	—	—	230
Expenditures against designated retained earnings	—	(25)	(26)	(2)	(1)	(54)
At June 30, 2019	$115	$66	$166	$3	$16	$366
Year ended June 30, 2020
Designations of retained earnings	98	24	—	—	—	122
Expenditures against designated retained earnings	—	(21)	(31)	(2)	(1)	(55)
At June 30, 2020	$213	$69	$135	$1	$15	$433
Year ended June 30, 2021
Designations of retained earnings	—	—	44	—	—	44
Expenditures against designated retained earnings	(213)	(27)	(28)	(1)	(1)	(270)
At June 30, 2021	$—	$42	$151	$—	$14	$207
On August 7, 2020, the Board of Directors approved a designation of $44 million of IFC’s retained earnings for CMAW. These designations were noted with approval by the Board of Governors on October 15, 2020.
IFC did not recognize expenditures against designations for grants to IDA in FY20 from FY18 and FY19 designations, and both transfers were deferred to FY21, due to IFC's net loss for the nine months ended March 31, 2020 in accordance with the Board of Directors approved framework for designations.
On June 25, 2021, IFC recognized grants to IDA of $213 million on the signing of a grant agreement between IDA and IFC. New designations to IDA have been suspended, effective FY20.
The notes to consolidated financial statements are an integral part of these statements

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE O – RETAINED EARNINGS DESIGNATIONS AND RELATED EXPENDITURES AND ACCUMULATED OTHER COMPREHENSIVE INCOME (continued)

Accumulated other comprehensive loss
The components of accumulated other comprehensive loss at June 30, 2021 and June 30, 2020 are summarized as follows (US$ in millions):

	June 30, 2021	June 30, 2020
Net unrealized losses on available-for-sale debt securities	$(22)	$(175)
Net unrealized gains on borrowings at fair value under the Fair Value Option due to changes in instrument-specific credit risk	150	419
Unrecognized net actuarial losses and unrecognized prior service costs on benefit plans	(1,246)	(2,228)
Total accumulated other comprehensive loss	$(1,118)	$(1,984)
NOTE P – NET UNREALIZED GAINS AND LOSSES ON NON-TRADING FINANCIAL INSTRUMENTS ACCOUNTED FOR AT FAIR VALUE
Net unrealized gains and losses on non-trading financial instruments accounted for at fair value for the years ended June 30, 2021, June 30, 2020 and June 30, 2019 comprise (US$ in millions):

	2021	2020	2019
Unrealized gains and losses on loans, debt securities and associated derivatives:
Unrealized gains (losses) on loans on which Fair Value Option is elected	$108	$(66)	$19
Unrealized gains (losses) on derivatives associated with loans	233	(236)	(228)
Unrealized gains (losses) on debt securities on which Fair Value Option is elected	325	(23)	46
Unrealized gains (losses) on derivatives associated with debt securities	69	(98)	(40)
Total net unrealized gains (losses) on loans, debt securities and associated derivatives	735	(423)	(203)
Unrealized gains and losses on borrowings from market, IDA and associated derivatives:
Unrealized gains and losses on market borrowings accounted for at fair value:
Interest rate, foreign exchange and other components	2,016	(1,690)	(1,452)
Total unrealized gains (losses) on market borrowings	2,016	(1,690)	(1,452)
Unrealized (losses) gains on derivatives associated with market borrowings	(1,957)	1,501	1,469
Unrealized gains (losses) on borrowings from IDA accounted for at fair value	12	(29)	(32)
Total net unrealized gains (losses) on borrowings from market, IDA and associated derivatives	71	(218)	(15)
Net unrealized gains and losses on non-trading financial instruments accounted for at fair value	$806	$(641)	$(218)
Market borrowings economically hedged with financial instruments, including derivatives, accounted for at fair value under the Fair Value Option. Differences arise between the movement in the fair value of market borrowings and the fair value of the associated derivatives primarily due to movements in IFC's own credit risk spread, foreign currency exchange risk premiums and accrued interest balances. The magnitude and direction (gain or loss) can be volatile from period to period but they do not alter the timing of cash flows on market borrowings. Changes in the fair value of borrowings resulting from changes in IFC’s own credit risk spread are recorded through other comprehensive income whereas changes in fair value due to other factors, and all fair value changes on hedging derivatives, are accounted through earnings.
The notes to consolidated financial statements are an integral part of these statements

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE Q – DERIVATIVES
As discussed in Note A, “Summary of significant accounting and related policies”, IFC enters into transactions in various derivative instruments for financial risk management purposes in connection with its principal business activities, including lending, investing in debt securities, equity investments, client risk management, borrowing, liquid asset management and asset and liability management. None of these derivative instruments are designated as hedging instruments under ASC Topic 815. Note A describes IFC’s risk management and use of derivative instruments.
The fair value of derivative instrument assets and liabilities by risk type at June 30, 2021 and June 30, 2020 is summarized as follows (US$ in millions):

Consolidated Balance Sheet location	June 30, 2021	June 30, 2020
Derivative assets
Interest rate	$765	$1,366
Foreign exchange	382	176
Interest rate and currency	2,937	2,577
Equity	133	153
Credit and other	24	42
Total derivative assets	$4,241	$4,314
Derivative liabilities
Interest rate	$768	$1,052
Foreign exchange	133	123
Interest rate and currency	2,871	3,185
Equity	5	4
Credit and other	7	19
Total derivative liabilities	$3,784	$4,383

The notes to consolidated financial statements are an integral part of these statements

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE Q – DERIVATIVES (continued)
The effect of derivative instrument contracts on the consolidated statement of operations for the years ended June 30, 2021, June 30, 2020 and June 30, 2019 is summarized as follows (US$ in millions):

Derivative risk category	Consolidated Statement of Operations location	2021	2020	2019
Interest rate	Loss from loans and guarantees, including realized gains and losses on loans and associated derivatives	$(23)	$(6)	$—
	(Loss) income from debt securities, including realized gains and losses on debt securities and associated derivatives	(12)	(3)	5
	Loss from liquid asset trading activities	(71)	(201)	(88)
	Charges on borrowings	292	41	(65)
	Other income	13	22	22
	Net unrealized (losses) gains on non-trading financial instruments accounted for at fair value	(396)	594	659
Foreign exchange	(Loss) Income from liquid asset trading activities	(987)	656	306
	Foreign currency transaction losses on non-trading activities	(16)	(5)	(320)
	Net unrealized gains (losses) on non-trading financial instruments accounted for at fair value	3	—	(2)
Interest rate and currency	Loss from loans and guarantees, including realized gains and losses on loans and associated derivatives	(168)	(81)	(71)
	Loss from debt securities, including realized gains and losses on debt securities and associated derivatives	(70)	(31)	(4)
	Income from liquid asset trading activities	107	204	191
	Charges on borrowings	842	639	535
	Foreign currency transaction gains (losses) on non-trading activities	1,468	(818)	(474)
	Other income	4	3	2
	Net unrealized (losses) gains on non-trading financial instruments accounted for at fair value	(1,265)	565	549
Equity	(Loss) income from equity investments and associated derivatives	(30)	14	(64)
	Income from loans and guarantees, including realized gains and losses on loans and associated derivatives	—	—	39
	Net unrealized gains (losses) on non-trading financial instruments accounted for at fair value	9	(14)	(5)
Other derivative contracts	Net unrealized (losses) gains on non-trading financial instruments accounted for at fair value	(6)	23	—
	Total	$(306)	$1,602	$1,215
The income related to each derivative risk category includes realized and unrealized gains and losses.
At June 30, 2021, the outstanding volume, measured by US$ equivalent notional, of interest rate contracts was $48,728 million ($50,683 million at June 30, 2020), foreign exchange contracts was $21,986 million ($18,668 million at June 30, 2020) and interest rate and currency contracts was $45,736 million ($43,825 million at June 30, 2020).
At June 30, 2021, there were 141 equity contracts related to IFC’s loan and equity investment portfolio and 24 other derivative contracts recognized as derivatives assets or liabilities under ASC Topic 815 (168 equity risk and 21 other contracts at June 30, 2020).
The notes to consolidated financial statements are an integral part of these statements

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE R – FAIR VALUE MEASUREMENTS
Many of IFC’s financial instruments are not actively traded in any market. Accordingly, estimates and present value calculations of future cash flows are used to estimate the fair values. Determining future cash flows for fair value estimation is subjective and imprecise, and minor changes in assumptions or methodologies may materially affect the estimated values. The excess or deficit resulting from the difference between the carrying amounts and the fair values presented does not necessarily reflect the values which will ultimately be realized, since IFC generally holds loans, borrowings and other financial instruments with contractual maturities with the aim of realizing their contractual cash flows.
The estimated fair values as of June 30, 2021 and June 30, 2020 reflect multiple factors such as interest rates, credit risk, foreign currency exchange rates and commodity prices. Reasonable comparability of fair values among financial institutions is not likely because of the wide range of permitted valuation techniques and numerous estimates that must be made in the absence of secondary market prices. This lack of objective pricing standard in the market introduces a greater degree of subjectivity and volatility to these derived or estimated fair values. Therefore, while disclosure of estimated fair values of financial instruments is required, readers are cautioned in using these data for purposes of evaluating the financial condition of IFC. The fair values of the individual financial instruments do not represent the fair value of IFC taken as a whole.
Recognizing there is a heightened degree of uncertainty and judgment in incorporating the impact of COVID-19, IFC utilized, where available, comparator, sector and country information, in addition to discounted cash flow models, in valuing its equity investment portfolio at June 30, 2021. Valuations of equity investments at June 30, 2021 were higher than as of June 30, 2020 reflecting prevailing market conditions. Debt securities and loans accounted for at fair value that do not have available market prices were primarily valued using discounted cash flow approaches and reflected spreads at June 30, 2021.
All of IFC’s financial instruments in its liquid assets portfolio are managed according to an investment authority approved by the Board of Directors and investment guidelines approved by IFC’s Corporate Risk Committee, a subcommittee of IFC’s Management Team. Third party independent vendor prices are used to price the vast majority of the liquid assets. The vendor prices are evaluated by IFC’s Treasury department and IFC’s Corporate and Portfolio Risk Management department maintains oversight for the pricing of liquid assets.
IFC’s regional and industry departments are primarily responsible for fair valuing IFC’s investment portfolio (equity investments, debt securities, loan investments and related derivatives). The Investment Valuation Unit in IFC's Corporate Risk Management department in the Risk and Finance Vice Presidency provides oversight over the fair valuation process by monitoring and reviewing the fair values of IFC’s investment portfolio. IFC's Corporate Portfolio Committee, a subcommittee of IFC’s management team, is also responsible for oversight of complex or high risk projects, debt and equity portfolio performance and asset allocation.
IFC’s borrowings are fair valued by the Quantitative Analysis department in IFC’s Treasury and Syndications Vice Presidency under the oversight of the Corporate Risk Management department.
The significant unobservable input used in the fair value measurement of certain IFC local currency borrowings is the IFC yield curve in each currency which defines the discount curve. Increases (decreases) in yield curve in isolation would have resulted in a lower (higher) fair value measurement. The portion of the total change in fair value of borrowings, accounted for at fair value, resulting from a change in IFC’s own credit spread is reported as a separate component of OCI.
The significant unobservable inputs used in the fair value measurement of interest rate swaps are yield curve points. Increases (decreases) in yield curve points in isolation would have resulted in a lower (higher) fair value measurement. The significant unobservable inputs used in the fair value measurement of currency swaps are yield curve points and exchange rates. Increases (decreases) in yield curve points and local exchange rates against US$ in isolation would have resulted in a lower (higher) fair value measurement.
The significant unobservable inputs used in the fair value measurement of debt securities and loans are discount rates, valuation multiples, credit default spreads and recovery rates. Increases (decreases) in discount rates, credit default spreads in isolation would have resulted in a lower (higher) fair value measurement. Increases (decreases) in any of the valuation multiples and recovery rates in isolation would have resulted in a higher (lower) fair value measurement.
The significant unobservable inputs used in the fair value measurement of equity securities and equity related derivatives are cost of equity, growth rates, return on assets, perpetual growth rates, discounts for lack of marketability, weighted average cost of capital, EV/EBITDA, price to book value and other valuation multiples and volatilities. Increases (decreases) in any of cost of equity, weighted average cost of capital and discount for lack of marketability in isolation could have resulted in a lower (higher) fair value measurement. Increases (decreases) in any of growth rate, return on assets, perpetual growth rate, volatility, EV/EBITDA, price to book value and other multiples in isolation could have resulted in a higher (lower) fair value measurement.
The methodologies used and key assumptions made to estimate fair values as of June 30, 2021 and June 30, 2020, are summarized below.
Liquid assets – The primary pricing source for the liquid assets is valuations obtained from external pricing services (vendor prices). The most liquid securities in the liquid asset portfolio are exchange traded futures, options, and US Treasuries. US Treasuries are classified as Level 1. The remaining liquid assets valued using vendor prices are classified as Level 2 or Level 3 based on the results of IFC’s evaluation of the vendor’s pricing methodologies and individual security facts and circumstances. Most vendor prices use some
The notes to consolidated financial statements are an integral part of these statements

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE R – FAIR VALUE MEASUREMENTS (continued)
form of matrix pricing methodology to derive the inputs for projecting cash flows or to derive prices. When vendor prices are not available, liquid assets are valued internally by IFC using yield-pricing approach or comparables model approach and these are classified as Level 2 or Level 3 depending on the degree that the inputs are observable in the market.
The critical factors in valuing liquid assets in both Level 2 and Level 3 are the estimation of cash flows and yield. Other significant inputs for valuing corporate securities, quasi-government securities and sovereign or sovereign-guaranteed securities include reported trades, broker/dealer quotes, benchmark securities, option adjusted spread curve, volatilities, and other reference data. In addition to these inputs, valuation models for securitized or collateralized securities use collateral performance inputs, such as weighted average coupon rate, weighted average maturity, conditional prepayment rate, constant default rate, vintage, and credit enhancements.
Liquid assets classified as Level 3 as of June 30, 2021 ($271 million) and as of June 30, 2020 ($20 million) were fair valued based on non-quantitative unobservable valuation inputs. The valuation techniques for these liquid assets are presented in the table below.

June 30, 2021
	Valuation technique	Fair value (US$ in millions)
Government obligations	Dealer indicative price	$271

June 30, 2020
	Valuation technique	Fair value (US$ in millions)
Asset-backed securities	Dealer indicative price	$20
Loans and debt securities – Loans and debt securities in IFC’s investment portfolio that do not have available market prices are primarily valued using discounted cash flow approaches. The majority of loans measured at fair value are classified as Level 3. Certain loans contain embedded conversion and/or income participation features. If not bifurcated as standalone derivatives, these features are considered in determining the loans’ fair value based on the quoted market prices or other calculated values of the equity investments into which the loans are convertible and the discounted cash flows of the income participation features. The significant unobservable inputs used in the fair value measurement of loans and debt securities are discount rates, credit default swap spreads, and expected recovery rates. The valuation techniques and significant unobservable inputs for loans and debt securities classified as Level 3 as of June 30, 2021 and as of June 30, 2020 are presented below.

June 30, 2021
	Valuation technique	Fair value (US$ in millions)	Significant inputs	Range (%)	Weighted average (%)
Debt securities – preferred shares	Discounted cash flows	$17	Discount rate	12.5 - 30.0	17.6
	Market comparables	117	Valuation multiples [a]
	Listed price (adjusted)	221	Discount for lack of marketability (%)	*	31.0
	Recent transactions	79
	Other techniques	49
Total preferred shares		483
Other debt securities	Discounted cash flows	4,258	Credit default swap spreads	0.5 - 7.1	2.1
			Expected recovery rates	35.0 - 50.0	43.3
	Recent transactions	1,431
	Other techniques	501
Total other debt securities		6,190
Total		$6,673
_________
* No range is provided as all of the projects that use this valuation technique are with the same institution and have the same discount percentage.
a    Includes price/book value ratio, enterprise value/sales ratio and enterprise value/earnings before interest, taxes, depreciation and amortization ratio, the range and weighted average are not provided due to the immaterial amounts.
The notes to consolidated financial statements are an integral part of these statements

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE R – FAIR VALUE MEASUREMENTS (continued)

June 30, 2020
	Valuation technique	Fair value (US$ in millions)	Significant inputs	Range (%)	Weighted average (%)
Debt securities – preferred shares	Discounted cash flows	$53	Discount rate	6.7 – 30.0	12.3
	Market comparables	216	Valuation multiples [a]
	Recent transactions	69
	Other techniques	52
Total preferred shares		390
Other debt securities	Discounted cash flows	3,883	Credit default swap spreads	0.8 – 18.9	2.9
			Expected recovery rates	35.0 – 85.0	47.8
	Recent transactions	1,151
	Other techniques	486
Total other debt securities		5,520
Total		$5,910
________
a Includes price/book value ratio, enterprise value/sales ratio and enterprise value/earnings before interest, taxes, depreciation and amortization ratio, the range and weighted average are not provided due to the immaterial.
Borrowings – Fair values derived by determining the present value of estimated future cash flows using appropriate discount rates and option specific models where appropriate are classified as Level 2. Fair values derived from market source pricing are also classified as Level 2. The significant inputs used in valuing borrowings classified as Level 2 are presented below:

Classes	Significant Inputs
Structured bonds	Foreign exchange rate and inter-bank yield curves, IFC’s credit curve and swaption volatility matrix, foreign exchange rate volatility, equity spot price, volatility and dividend yield.
Unstructured bonds	Inter-bank yield curve and IFC’s credit curve.
As of June 30, 2021, IFC had bond issuances with a total fair value of $90 million classified as level 3 in Costa Rican colon, Kazakhstan tenge, Uruguayan peso and Uzbek sum where the significant unobservable inputs were yield curve data. As of June 30, 2021, the weighted average effective interest rate on medium and long-term borrowings carried at amortized cost was 6.6% and the effective interest rate on short-term borrowings carried at amortized cost was 0.2%.
Derivative instruments – The various classes of derivative instruments include interest rate contracts, foreign exchange contracts, interest rate and currency contracts, equity contracts and other derivative contracts. Certain over the counter derivatives in the liquid asset portfolio priced in-house are classified as Level 2, while certain over the counter derivatives priced using external manager prices are classified as Level 3. Fair values for derivative instruments are derived by determining the present value of estimated future cash flows using appropriate discount rates and option specific models where appropriate.
The significant inputs used in valuing the various classes of derivative instruments classified as Level 2 and significant unobservable inputs for derivative instruments classified as Level 3 as of June 30, 2021 and June 30, 2020 are presented below:

Level 2 derivatives	Significant Inputs
Interest rate	Inter-bank yield curves, foreign exchange basis curve and yield curves specified to index floating rates.
Foreign exchange	Foreign exchange rate, inter-bank yield curves and foreign exchange basis curve.
Interest rate and currency	Foreign exchange rate, inter-bank yield curves, foreign exchange basis curve and yield curves specified to index floating rates.
The notes to consolidated financial statements are an integral part of these statements

INTERNATIONAL FINANCE CORPORATION	Page 110

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE R – FAIR VALUE MEASUREMENTS (continued)

June 30, 2021
Level 3 derivatives	Type	Fair value (US$ in millions)	Significant inputs	Range (%)	Weighted average (%)
Equity related derivatives	Fixed strike price options	$40	Volatilities	28.1 - 36.4	36.1
	Variable strike price options	88	Contractual strike price [a]
	Other	—
Interest rate and currency swap assets	Vanilla swaps	26	Yield curve points, exchange rates
Interest rate and currency swap liabilities	Vanilla swaps	(10)	Yield curve points, exchange rates
Total		$144
_________
a In case of valuation techniques with multiple significant inputs, the range and weighted average are not provided.

June 30, 2020
Level 3 derivatives	Type	Fair value (US$ in millions)	Significant inputs	Range (%)	Weighted average (%)
Equity related derivatives	Fixed strike price options	$15	Volatilities	22.4 – 40.2	39.5
	Variable strike price options	134	Contractual strike price [a]
	Other	—
Interest rate and currency swap assets	Vanilla swaps	41	Yield curve points, exchange rates
Interest rate and currency swap liabilities	Vanilla swaps	(38)	Yield curve points, exchange rates
Total		$152
_________
a In case of valuation techniques with multiple significant inputs, the range and weighted average are not provided.
The notes to consolidated financial statements are an integral part of these statements

INTERNATIONAL FINANCE CORPORATION	Page 111

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE R – FAIR VALUE MEASUREMENTS (continued)
Equity investments – Equity investments valued using quoted prices in active markets are classified as Level 1. Equity investments classified as Level 2 are valued using quoted prices in inactive markets. Equity investments classified as Level 3 are primarily valued using discounted cash flow and market comparable approaches. The significant unobservable inputs include cost of equity, weighted average cost of capital, asset growth rate, return on assets, perpetual growth rate, and market multiples. The valuation techniques and significant unobservable inputs used in fair value measurements categorized within Level 3 of the fair value hierarchy for equity investments that were measured at fair value through net income as of June 30, 2021 and June 30, 2020 are presented below.

June 30, 2021
Sector	Valuation technique	Fair value (US$ in millions)	Significant inputs	Range	Weighted average (%)
Banking and other financial	Discounted cash flows	$607	Cost of equity (%)	8.9 - 22.8	12.2
Institutions			Asset growth rate (%)	(15.6) - 32.2	2.8
			Return on assets (%)	(7.7) - 7.1	1.2
			Perpetual growth rate (%)	2.4 - 13.0	4.8
	Market comparables	169	Price to book value	0.3 - 1.7	1.5
			EV/Sales	2.5 - 13.4	10.3
			Other valuation multiples [a]
	Listed price (adjusted)	271	Discount for lack of marketability (%)	*	35.0
	Recent transactions	334
	Other techniques	266
	Associated options [b]	16
Total banking and other financial institutions		1,663
Funds	Recent transactions	10
	Other techniques	6
Total funds		16
Others	Discounted cash flows	1,456	Weighted average cost of capital (%)	5.5 - 21.9	10.3
			Cost of equity (%)	9.6 - 25.2	12.8
	Market comparables	486	EV/EBITDA	4.6 - 23.0	12.7
			Price to book value	0.6 - 2.2	1.6
			Other valuation multiples [a]
	Recent transactions	712
	Other techniques	259
	Associated options [b]	76
Total others		2,989
Total		$4,668
_________
* No range is provided as all of the projects that use this valuation technique are with the same institution and have the same discount percentage.
a Includes price/earnings ratio, price/sales ratio, enterprise value/sales ratio, and enterprise value/earnings before interest, taxes, depreciation, and amortization ratio, the range and weighted average are not provided due to the immaterial amounts.
b Fair values for associated options are derived by determining the present value of estimated future cash flows using appropriate discount rates and option specific models where appropriate.
The notes to consolidated financial statements are an integral part of these statements

INTERNATIONAL FINANCE CORPORATION	Page 112

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE R – FAIR VALUE MEASUREMENTS (continued)

June 30, 2020
Sector	Valuation technique	Fair value (US$ in millions)	Significant inputs	Range	Weighted average (%)
Banking and other financial	Discounted cash flows	$753	Cost of equity (%)	10.2 – 24.3	14.3
Institutions			Asset growth rate (%)	(19.4) – 146.0	7.0
			Return on assets (%)	(10.1) – 8.5	1.8
			Perpetual growth rate (%)	2.0 – 14.0	5.3
	Market comparables	50	Valuation multiples [a]
	Listed price (adjusted)	315	Discount for lack of marketability (%)	*	35.0
	Recent transactions	277
	Other techniques	227
	Associated options [b]	143
Total banking and other financial institutions		1,765
Funds	Recent transactions	112
	Other techniques	3
Total funds		115
Others	Discounted cash flows	1,385	Weighted average cost of capital (%)	7.3 – 22.5	11.0
			Cost of equity (%)	9.7 – 17.5	13.1
	Market comparables	498	EV/EBITDA	3.8 – 21.0	11.4
			Price to book value	0.6 – 2.1	1.0
			Other valuation multiples [a]
	Recent transactions	553
	Other techniques	106
	Associated options [b]	78
Total others		2,620
Total		$4,500
_________
* No range is provided as all of the projects that use this valuation technique are with the same institution and have the same lock-up discount percentage.
a Includes price/book value ratio, price/earnings ratio, price/sales ratio, enterprise value/sales ratio, and enterprise value/earnings before interest, taxes, depreciation, and amortization ratio, the range and weighted average are not provided due to the immaterial amounts.
b Fair values for associated options are derived by determining the present value of estimated future cash flows using appropriate discount rates and option specific models where appropriate.
The notes to consolidated financial statements are an integral part of these statements

INTERNATIONAL FINANCE CORPORATION	Page 113

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE R – FAIR VALUE MEASUREMENTS (continued)
Fair value of assets and liabilities
Estimated fair values of IFC’s financial assets and liabilities and off-balance sheet financial instruments at June 30, 2021 and June 30, 2020 are summarized below (US$ in millions):

	June 30, 2021			June 30, 2020
	Carrying amount		Fair value	Carrying amount		Fair value
Financial assets
Cash and due from banks, time deposits, trading securities and securities purchased under resale agreements and receivable for cash collateral pledged	$51,448		$51,448	$46,201		$46,201
Investments:
Loans at amortized cost, net of reserve against losses	24,314		26,297	23,147		23,781
Loans accounted for at fair value under the Fair Value Option	1,330		1,330	955		955
Total loans	25,644		27,627	24,102		24,736
Equity investments accounted for at fair value	12,027	*	12,024	10,370	*	10,366
Debt securities accounted for at fair value as available-for-sale	2,984		2,984	3,687		3,687
Debt securities accounted for at fair value under the Fair Value Option	4,336		4,336	2,979		2,979
Total debt securities	7,320		7,320	6,666		6,666
Total investments	44,991		46,971	41,138		41,768
Derivative assets:
Borrowings-related	1,947		1,947	1,624		1,624
Liquid asset portfolio-related and other	427		427	230		230
Investment-related	1,394		1,394	1,815		1,815
Client risk management-related	473		473	645		645
Total derivative assets	4,241		4,241	4,314		4,314
Other investment-related financial assets	—		7	—		4
Financial liabilities
Securities sold under repurchase agreements and payable for cash collateral received	$8,668		$8,668	$4,591		$4,591
Market, IBRD, IDA and other borrowings outstanding	55,699		55,732	55,486		55,514
Derivative liabilities:
Borrowings-related	2,512		2,512	2,867		2,867
Liquid asset portfolio-related and other	262		262	334		334
Investment-related	458		458	354		354
Client risk management-related	552		552	828		828
Total derivative liabilities	3,784		3,784	4,383		4,383
_________
* For $3 million as of June 30, 2021 ($4 million – June 30, 2020) of equity investments primarily accounted for under the cost recovery method, no fair value measurement is provided since the recovery of invested capital is uncertain.
The fair value of loan commitments amounted to $41 million at June 30, 2021 ($41 million – June 30, 2020). Fair values of loan commitments are based on present value of loan commitment fees.

The notes to consolidated financial statements are an integral part of these statements

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE R – FAIR VALUE MEASUREMENTS (continued)
Fair value hierarchy
As required by ASC 820, financial assets and financial liabilities are classified in their entirety based on the lowest level input that is significant to the fair value measurement. The following tables provide information as of June 30, 2021 and June 30, 2020, about IFC’s financial assets and financial liabilities measured at fair value on a recurring basis:

	June 30, 2021
(US$ in millions)	Level 1	Level 2	Level 3	Total
Time deposits with maturities greater than three months [a]	$—	$4,005	$—	$4,005
Trading securities:
Asset-backed securities	—	4,257	—	4,257
Corporate debt securities [b]	—	5,236	—	5,236
Government obligations	14,426	9,266	271	23,963
Total trading securities	14,426	18,759	271	33,456
Loans	—	—	1,313	1,313
Loans measured at net asset value [c]				17
Total Loans (outstanding principal balance $1,380)	—	—	1,313	1,330
Equity investments:
Banking and other financial institutions	1,034	114	1,663	2,811
Funds	49	—	16	65
Others	894	272	2,989	4,155
Equity investments measured at net asset value [c]				4,993
Total equity investments	1,977	386	4,668	12,024
Debt securities:
Corporate debt securities	—	1,348	3,985	5,333
Preferred shares	—	—	483	483
Asset-backed securities	—	60	892	952
Debt securities measured at net asset value [c]				552
Total debt securities	—	1,408	5,360	7,320
Derivative assets:
Interest rate	—	765	—	765
Foreign exchange	—	382	—	382
Interest rate and currency	—	2,911	26	2,937
Equity and other	—	—	133	133
Credit and Other derivative contracts	—	24	—	24
Total derivative assets	—	4,082	159	4,241
Total assets at fair value	$16,403	$28,640	$11,771	$62,376
Borrowings:
Structured bonds	$—	$6,238	$—	$6,238
Unstructured bonds	—	46,034	90	46,124
Total borrowings (outstanding principal balance $55,536) [d]	—	52,272	90	52,362
Derivative liabilities:
Interest rate	—	768	—	768
Foreign exchange	—	133	—	133
Interest rate and currency	—	2,861	10	2,871
Equity and other	—	—	5	5
Credit and Other derivative contracts	—	7	—	7
Total derivative liabilities	—	3,769	15	3,784
Total liabilities at fair value	$—	$56,041	$105	$56,146
_________
a Time deposits with maturities greater than three months are carried at cost, which approximates fair value and are considered to be level 2.
b Includes securities priced at par plus accrued interest, which approximates fair value.
c In accordance with ASC 820, investments that are measured at fair value using net asset value per share have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in consolidated balance sheet.
d Includes discount notes (not under the short-term Discount Note Program), with original maturities greater than one year, with principal due at maturity of $5,454 million, with a fair value of $2,031 million as of June 30, 2021.

The notes to consolidated financial statements are an integral part of these statements

INTERNATIONAL FINANCE CORPORATION	Page 115

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE R – FAIR VALUE MEASUREMENTS (continued)

	June 30, 2020
(US$ in millions)	Level 1	Level 2	Level 3	Total
Time Deposits with maturities greater than three months [a]	$—	$2,009	$—	$2,009
Trading securities:
Asset-backed securities	—	5,102	20	5,122
Corporate debt securities [b]	—	3,948	—	3,948
Government obligations	12,450	8,697	—	21,147
Money market funds	—	—	—	—
Total trading securities	12,450	17,747	20	30,217
Loans	—	—	942	942
Loans measured at net asset value [c]				13
Total Loans (outstanding principal balance $1,113)	—	—	942	955
Equity investments:
Banking and other financial institutions	815	99	1,765	2,679
Funds	46	—	115	161
Others	1,089	40	2,620	3,749
Equity investments measured at net asset value [c]				3,777
Total equity investments	1,950	139	4,500	10,366
Debt securities:
Corporate debt securities	—	1,180	3,648	4,828
Preferred shares	—	—	390	390
Asset-backed securities	—	56	930	986
Debt securities measured at net asset value [c]				462
Total debt securities	—	1,236	4,968	6,666
Derivative assets:
Interest rate	—	1,366	—	1,366
Foreign exchange	—	176	—	176
Interest rate and currency	—	2,536	41	2,577
Equity and other	—	—	153	153
Credit and Other derivative contracts	—	42	—	42
Total derivative assets	—	4,120	194	4,314
Total assets at fair value	$14,400	$25,251	$10,624	$54,527
Borrowings:
Structured bonds	$—	$5,863	$—	$5,863
Unstructured bonds	—	45,686	152	45,838
Total borrowings (outstanding principal balance $52,676) [d]	—	51,549	152	51,701
Derivative liabilities:
Interest rate	—	1,052	—	1,052
Foreign exchange	—	123	—	123
Interest rate and currency	—	3,147	38	3,185
Equity and other	—	—	4	4
Credit and Other derivative contracts	—	19	—	19
Total derivative liabilities	—	4,341	42	4,383
Total liabilities at fair value	$—	$55,890	$194	$56,084
_________
a Time deposits with maturities greater than three months are carried at cost, which approximates fair value and are considered to be level 2.
b Includes securities priced at par plus accrued interest, which approximates fair value.
c In accordance with ASC 820, investments that are measured at fair value using net asset value per share have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in consolidated balance sheet.
d Includes discount notes (not under the short-term Discount Note Program), with original maturities greater than one year, with principal due at maturity of $4,736 million, with a fair value of $2,174 million as of June 30, 2020.
The notes to consolidated financial statements are an integral part of these statements

INTERNATIONAL FINANCE CORPORATION	Page 116

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE R – FAIR VALUE MEASUREMENTS (continued)
The following tables present the changes in the carrying value of IFC’s Level 3 financial assets and financial liabilities for the years ended June 30, 2021 and June 30, 2020 (US$ in millions).

	Year ended June 30, 2021
	Balance as of July 1, 2020	Net gains and losses (realized and unrealized) included in		Purchases, issuances, sales, settlements and others	Transfers into Level 3 [a]	Transfers out of Level 3 [b]	Balance as of June 30, 2021	Net unrealized gains/losses included in net income related to assets / liabilities held at year end	Net unrealized gains/losses included in other comprehensive income related to assets / liabilities held at year end
		Net Income	Other comprehensive income
Trading securities:
Asset-backed securities	$20	$2	$—	$87	$—	$(109)	$—	$—	$—
Corporate debt securities	—	(2)	—	282	—	(280)	—	—	—
Government and agency obligations	—	—	—	261	113	(103)	271	(1)	—
Total trading securities	20	—	—	630	113	(492)	271	(1)	—
Loans	942	121	—	250	—	—	1,313	121	—
Equity investments:
Banking and other financial institutions	1,765	215	—	(285)	6	(38)	1,663	273	—
Funds	115	(9)	—	(90)	—	—	16	(9)	—
Others	2,620	483	—	(71)	99	(142)	2,989	431	—
Total equity investments	4,500	689	—	(446)	105	(180)	4,668	695	—
Debt securities:
Corporate debt securities	3,648	135	107	157	1,175	(1,237)	3,985	175	51
Preferred shares	390	179	(8)	(78)	—	—	483	217	8
Asset-backed securities	930	36	(17)	(57)	—	—	892	33	(27)
Other debt securities	—	—	—	—	—	—	—	—	—
Total debt securities	4,968	350	82	22	1,175	(1,237)	5,360	425	32
Derivative assets:
Interest rate and currency	41	(17)	—	4	—	(2)	26	10	—
Equity and other	153	(20)	—	—	—	—	133	(20)	—
Total derivative assets	194	(37)	—	4	—	(2)	159	(10)	—
Total assets at fair value	$10,624	$1,123	$82	$460	$1,393	$(1,911)	$11,771	$1,230	$32
Borrowings:
Structured bonds	$—	$—	$—	$—	$—	$—	$—	$—	$—
Unstructured bonds	(152)	1	—	(84)	—	145	(90)	1	—
Total borrowings	(152)	1	—	(84)	—	145	(90)	1	—
Derivative liabilities:
Interest rate	—	—	—	—	—	—	—	—	—
Interest rate and currency	(38)	5	—	(5)	—	28	(10)	(7)	—
Equity and other	(4)	(1)	—	—	—	—	(5)	(1)	—
Total derivative liabilities	(42)	4	—	(5)	—	28	(15)	(8)	—
Total liabilities at fair value	$(194)	$5	$—	$(89)	$—	$173	$(105)	$(7)	$—
_________
a Transfers into Level 3 are due to lack of observable market data resulting from a decrease in market activity for these securities as of June 30, 2021.
b    Transfers out of Level 3 are due to availability of observable market data resulting from an increase in market activity for these securities that were part of July 1, 2020 beginning balance as of June 30, 2021.

The notes to consolidated financial statements are an integral part of these statements

INTERNATIONAL FINANCE CORPORATION	Page 117

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE R – FAIR VALUE MEASUREMENTS (continued)

	Year ended June 30, 2020
	Balance as of July 01, 2019	Net gains and losses (realized and unrealized) included in		Purchases, issuances, sales, settlements and others	Transfers into Level 3 [a]	Transfers out of Level 3 [b]	Balance as of June 30, 2020	Net unrealized gains/losses included in net income related to assets / liabilities held at year end
		Net Income	Other comprehensive income
Trading securities:
Asset-backed securities	$1	$(48)	$—	$486	$83	$(502)	$20	$(1)
Corporate debt securities	—	—	—	—	—	—	—	—
Government and agency obligations	—	—	—	—	—	—	—	—
Total trading securities	1	(48)	—	486	83	(502)	20	(1)
Loans	850	(95)	—	187	—	—	942	(99)
Equity investments:
Banking and other financial institutions	2,422	(387)	—	(257)	64	(77)	1,765	(467)
Funds	61	(1)	—	55	—	—	115	(2)
Others	3,605	(380)	—	(581)	—	(24)	2,620	(494)
Total equity investments	6,088	(768)	—	(783)	64	(101)	4,500	(963)
Debt securities:
Corporate debt securities	2,994	(140)	(84)	733	1,136	(991)	3,648	(61)
Preferred shares	495	(8)	(22)	(75)	—	—	390	(16)
Asset-backed securities	887	(76)	7	114	57	(59)	930	(31)
Total debt securities	4,376	(224)	(99)	772	1,193	(1,050)	4,968	(108)
Derivative assets:
Interest rate and currency	15	5	—	7	42	(28)	41	21
Equity and other	161	2	—	(10)	—	—	153	2
Total derivative assets	176	7	—	(3)	42	(28)	194	23
Total assets at fair value	$11,491	$(1,128)	$(99)	$659	$1,382	$(1,681)	$10,624	$(1,148)
Borrowings:
Structured bonds	$—	$—	$—	$—	$—	$—	$—	$—
Unstructured bonds	(83)	26	—	(129)	(60)	94	(152)	26
Total borrowings	(83)	26	—	(129)	(60)	94	(152)	26
Derivative liabilities:
Interest rate	—	—	—	—	—	—	—	—
Interest rate and currency	(2)	(5)	—	(4)	(62)	35	(38)	(22)
Equity and other	(11)	—	—	7	—	—	(4)	—
Total derivative liabilities	(13)	(5)	—	3	(62)	35	(42)	(22)
Total liabilities at fair value	$(96)	$21	$—	$(126)	$(122)	$129	$(194)	$4
_________
a Transfers into Level 3 are due to lack of observable market data resulting from a decrease in market activity for these securities as of June 30, 2020.
b Transfers out of Level 3 are due to availability of observable market data resulting from an increase in market activity for these securities that were part of July 1, 2019 beginning balance as of June 30, 2020.
The notes to consolidated financial statements are an integral part of these statements

INTERNATIONAL FINANCE CORPORATION	Page 118

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE R – FAIR VALUE MEASUREMENTS (continued)
The following tables present gross purchases, sales, issuances and settlements related to the changes in the carrying value of IFC’s Level 3 financial assets and financial liabilities for the years ended June 30, 2021 and June 30, 2020 (US$ in millions).

	Year ended June 30, 2021
	Purchases	Sales	Issuances	Settlements and others	Net
Trading securities:
Asset-backed securities	$109	$(17)	$—	$(5)	$87
Corporate debt securities	282	—	—	—	282
Government and agency obligations	261	—	—	—	261
Total trading securities	652	(17)	—	(5)	630
Loans	—	(14)	373	(109)	250
Equity investments:
Banking and other financial institutions	71	(368)	—	12	(285)
Funds	92	(1)	—	(181)	(90)
Others	174	(252)	—	7	(71)
Total equity investments	337	(621)	—	(162)	(446)
Debt securities:
Corporate debt securities	965	(132)	—	(676)	157
Preferred shares	18	(77)	—	(19)	(78)
Asset-backed securities	89	—	—	(146)	(57)
Total debt securities	1,072	(209)	—	(841)	22
Derivative assets:
Interest rate and currency	—	—	5	(1)	4
Equity and other		—	—	—	—
Total derivative assets	—	—	5	(1)	4
Total assets at fair value	$2,061	$(861)	$378	$(1,118)	$460
Borrowings:
Structured bonds	$—	$—	$—	$—	$—
Unstructured bonds	—	—	(84)	—	(84)
Total Borrowings	—	—	(84)	—	(84)
Derivative liabilities:
Interest rate	—	—	—	—	—
Interest rate and currency	—	—	(4)	(1)	(5)
Equity and other	—	—	—	—	—
Total derivative liabilities	—	—	(4)	(1)	(5)
Total liabilities at fair value	$—	$—	$(88)	$(1)	$(89)

The notes to consolidated financial statements are an integral part of these statements

INTERNATIONAL FINANCE CORPORATION	Page 119

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE R – FAIR VALUE MEASUREMENTS (continued)

	Year ended June 30, 2020
	Purchases	Sales	Issuances	Settlements and others	Net
Trading securities:
Asset-backed securities	$551	$(40)	$—	$(25)	$486
Corporate debt securities	—	—	—	—	—
Government and agency obligations	—	—	—	—	—
Total trading securities	551	(40)	—	(25)	486
Loans	—	—	544	(357)	187
Equity investments:
Banking and other financial institutions	66	(231)	—	(92)	(257)
Funds	199	—	—	(144)	55
Others	179	(740)	—	(20)	(581)
Total equity investments	444	(971)	—	(256)	(783)
Debt securities:
Corporate debt securities	943	—	—	(210)	733
Preferred shares	7	(61)	—	(21)	(75)
Asset-backed securities	203	(1)	—	(88)	114
Total debt securities	1,153	(62)	—	(319)	772
Derivative assets:
Interest rate and currency	—	—	7	—	7
Equity and other	—	—	—	(10)	(10)
Total derivative assets	—	—	7	(10)	(3)
Total assets at fair value	$2,148	$(1,073)	$551	$(967)	$659
Borrowings:
Structured bonds	$—	$—	$—	$—	$—
Unstructured bonds	—	—	(129)	—	(129)
Total Borrowings	—	—	(129)	—	(129)
Derivative liabilities:
Interest rate	—	—	—	—	—
Interest rate and currency	—	—	(4)	—	(4)
Equity and other	—	—	—	7	7
Total derivative liabilities	—	—	(4)	7	3
Total liabilities at fair value	$—	$—	$(133)	$7	$(126)
Gains and losses (realized and unrealized) from trading securities, loans, equity investments and debt securities included in net income for the period are reported on the consolidated statements of operations in income from liquid asset trading activities, Income from Loans and guarantees, including realized gains and losses on loans and associated derivatives, income from equity investments and associated derivatives, income from debt securities and realized gains and losses on debt securities and associated derivatives and net unrealized gains and losses on non-trading financial instruments accounted for at fair value.

The notes to consolidated financial statements are an integral part of these statements

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE S – SEGMENT REPORTING
For management purposes, IFC’s business comprises three segments: investment services, treasury services and advisory services. The investment services segment consists primarily of lending and investing in debt and equity securities. The investment services segment also includes AMC, which is not separately disclosed due to its immaterial impact. Further information about the impact of AMC on IFC’s consolidated balance sheets and statements of operations can be found in Note B. Operationally, the treasury services segment consists of borrowing, liquid asset management, asset and liability management and client risk management activities. Advisory services provide consultation services to governments and the private sector. Consistent with internal reporting, net income or expense from asset and liability management and client risk management activities in support of investment services is allocated from the treasury segment to the investment services segment.
The performance of investment services, treasury services and advisory services is assessed by senior management on the basis of net income for each segment, return on assets, and return on capital employed. Advisory services are primarily assessed based on the level and adequacy of its funding sources (See Note U). IFC’s management reporting system and policies are used to determine revenues and expenses attributable to each segment. Consistent with internal reporting, administrative expenses are allocated to each segment based largely upon personnel costs and segment headcounts. Transactions between segments are immaterial and, thus, are not a factor in reconciling to the consolidated data.
The assets of the investment, treasury, and advisory services segments are detailed in Notes D, C, and U, respectively. An analysis of IFC’s major components of income and expense by business segment for the years ended June 30, 2021, June 30, 2020 and June 30, 2019, is provided below (US$ in millions):

June 30, 2021	Investment services	Treasury services	Advisory services	Total
Income from loans and guarantees, including realized gains and losses on loans associated derivatives	$1,116	$—	$—	$1,116
Release of provision for losses on loans, off-balance sheet credit exposures and other receivables	201	—	—	201
Income from equity investments and associated derivatives	3,201	—	—	3,201
Income from debt securities, including realized gains and losses on debt securities and associated derivatives	340	—	—	340
Provision for losses on available-for-sale debt securities	(3)	—	—	(3)
Income from liquid asset trading activities	—	327	—	327
Charges on borrowings	(223)	(103)	—	(326)
Advisory services income	—	—	237	237
Service fees and other income	358	—	—	358
Administrative expenses	(1,185)	(43)	(127)	(1,355)
Advisory services expenses	—	—	(277)	(277)
Expense from pension and other postretirement benefit plans	(40)	(3)	(12)	(55)
Foreign currency transaction gains and losses on non-trading activities	(148)	—	—	(148)
Income (loss) before net unrealized gains and losses on non-trading financial instruments accounted for at fair value and grants to IDA	3,617	178	(179)	3,616
Net unrealized gains on non-trading financial instruments accounted for at fair value	735	71	—	806
Income (loss) before grants to IDA	4,352	249	(179)	4,422
Grants to IDA	(213)	—	—	(213)
Net income (loss)	$4,139	$249	$(179)	$4,209

The notes to consolidated financial statements are an integral part of these statements

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE S – SEGMENT REPORTING (continued)

June 30, 2020	Investment services	Treasury services	Advisory services	Total
Income from loans and guarantees, including realized gains and losses on loans associated derivatives	$1,510	$—	$—	$1,510
Provision for losses on loans, off-balance sheet credit exposures and other receivables	(638)	—	—	(638)
Loss from equity investments and associated derivatives	(1,067)	—	—	(1,067)
Income from debt securities, including realized gains and losses on debt securities and associated derivatives	231	—	—	231
Income from liquid asset trading activities	—	1,039	—	1,039
Charges on borrowings	(648)	(533)	—	(1,181)
Advisory services income	—	—	281	281
Service fees and other income	278	—	—	278
Administrative expenses	(1,104)	(46)	(131)	(1,281)
Advisory services expenses	—	—	(312)	(312)
Expense from pension and other postretirement benefit plans	(12)	(1)	(5)	(18)
Other expenses	(17)	—	—	(17)
Foreign currency transaction gains and losses on non-trading activities	144	—	—	144
(Loss) income before net unrealized gains and losses on non-trading financial instruments accounted for at fair value and grants to IDA	(1,323)	459	(167)	(1,031)
Net unrealized losses on non-trading financial instruments accounted for at fair value	(423)	(218)	—	(641)
Net (loss) income	$(1,746)	$241	$(167)	$(1,672)

The notes to consolidated financial statements are an integral part of these statements

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE S – SEGMENT REPORTING (continued)

June 30, 2019	Investment services	Treasury services	Advisory services	Total
Income from loans and guarantees, including realized gains and losses on loans associated derivatives	$1,774	$—	$—	$1,774
Provision for losses on loans, off-balance sheet credit exposures and other receivables	(87)	—	—	(87)
Loss from equity investments and associated derivatives	(253)	—	—	(253)
Income from debt securities, including and realized gains and losses on debt securities and associated derivatives	126	—	—	126
Income from liquid asset trading activities	—	1,291	—	1,291
Charges on borrowings	(738)	(837)	—	(1,575)
Advisory services income	—	—	312	312
Service fees and other income	310	—	—	310
Administrative expenses	(1,175)	(45)	(135)	(1,355)
Advisory services expenses	—	—	(355)	(355)
Expense from pension and other postretirement benefit plans	(4)	—	(2)	(6)
Other expenses	(30)	—	—	(30)
Foreign currency transaction gains and losses on non-trading activities	137	22	—	159
Income (loss) before net unrealized gains and losses on non-trading financial instruments accounted for at fair value and grants to IDA	60	431	(180)	311
Net unrealized losses on non-trading financial instruments accounted for at fair value	(203)	(15)	—	(218)
Net income (loss)	$(143)	$416	$(180)	$93

NOTE T – VARIABLE INTEREST ENTITIES
Significant variable interests
IFC has identified investments in 216 VIEs which are not consolidated by IFC but in which it is deemed to hold significant variable interests at June 30, 2021 (214 investments – June 30, 2020).
The majority of these VIEs do not involve securitizations or other types of structured financing. IFC is usually the minority investor in these VIEs. These VIEs are mainly: (a) investment funds, where the general partner or fund manager does not have substantive equity at risk, which IFC does not consolidate because it does not have the power to direct the activities of the VIEs that most significantly impact their economic performance and (b) entities whose total equity investment is considered insufficient to permit such entity to finance its activities without additional subordinated financial support or whose activities are so narrowly defined by contracts that equity investors are considered to lack decision making ability, which IFC does not consolidate because it does not have the power to control the activities that most significantly impact their economic performance. IFC’s involvement with these VIEs includes investments in equity interests and senior or subordinated interests, guarantees and risk management arrangements. IFC’s interests in these VIEs are recorded on IFC’s consolidated balance sheet primarily in equity investments, loans, debt securities, and other liabilities, as appropriate.
Based on the most recent available data of these VIEs, the balance sheet size, including committed funding, in which IFC is deemed to hold significant variable interests, totaled $30,229 million at June 30, 2021 ($30,736 million – June 30, 2020). IFC’s maximum exposure to loss as a result of its investments in these VIEs, comprising both carrying value of investments and amounts committed but not yet disbursed, was $5,470 million at June 30, 2021 ($5,510 million – June 30, 2020).
IFC transacted with a VIE, of which IFC is the primary beneficiary, to construct an office building at 2100 K Street on land owned by IFC adjacent to its current office premise. IFC commenced occupying the building in March 2019. The building and land, totaling $119 million are included in Receivables and other assets on IFC's consolidated balance sheet.
The notes to consolidated financial statements are an integral part of these statements

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE T – VARIABLE INTEREST ENTITIES (continued)
The industry sector and geographical regional analysis of IFC’s maximum exposures as a result of its investment in these VIEs at June 30, 2021 and June 30, 2020 is as follows (US$ in millions):

	June 30, 2021
	Loans	Equity investments	Debt securities	Risk management	Total
Asia
Manufacturing, agribusiness and services	$80	$51	$151	$—	$282
Financial markets	81	105	36	—	222
Infrastructure and natural resources	385	91	11	22	509
Disruptive technologies and funds	6	318	—	—	324
Total Asia	552	565	198	22	1,337
Europe, Middle East and North Africa
Manufacturing, agribusiness and services	95	49	100	—	244
Financial markets	112	—	233	—	345
Infrastructure and natural resources	485	85	23	103	696
Disruptive technologies and funds	—	99	—	—	99
Total Europe, Middle East and North Africa	692	233	356	103	1,384
Sub-Saharan Africa, Latin America and Caribbean
Manufacturing, agribusiness and services	24	69	—	—	93
Financial markets	175	137	147	—	459
Infrastructure and natural resources	982	165	11	123	1,281
Disruptive technologies and funds	—	342	—	—	342
Total Sub-Saharan Africa, Latin America and Caribbean	1,181	713	158	123	2,175
Other
Financial markets	86	97	251	6	440
Infrastructure and natural resources	76	10	—	—	86
Disruptive technologies and funds	—	48	—	—	48
Total Other	162	155	251	6	574
Maximum exposure to VIEs	$2,587	$1,666	$963	$254	$5,470
of which:
Carrying value	$2,028	$1,111	$885	$202	$4,226
Committed but not disbursed	$559	$555	$78	$52	$1,244
The notes to consolidated financial statements are an integral part of these statements

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE T – VARIABLE INTEREST ENTITIES (continued)

	June 30, 2020
	Loans	Equity investments	Debt securities	Risk management	Total
Asia
Manufacturing, agribusiness and services	$159	$24	$18	$—	$201
Financial markets	163	100	—	—	263
Infrastructure and natural resources	427	97	15	28	567
Disruptive technologies and funds	6	271	—	—	277
Total Asia	755	492	33	28	1,308
Europe, Middle East and North Africa
Manufacturing, agribusiness and services	218	59	—	—	277
Financial markets	174	—	25	—	199
Infrastructure and natural resources	546	70	16	163	795
Disruptive technologies and funds	—	81	—	—	81
Total Europe, Middle East and North Africa	938	210	41	163	1,352
Sub-Saharan Africa, Latin America and Caribbean
Manufacturing, agribusiness and services	29	82	—	—	111
Financial markets	219	45	31	—	295
Infrastructure and natural resources	887	370	—	210	1,467
Disruptive technologies and funds	—	227	—	—	227
Total Sub-Saharan Africa, Latin America and Caribbean	1,135	724	31	210	2,100
Other
Financial markets	472	86	—	6	564
Infrastructure and natural resources	135	7	—	—	142
Disruptive technologies and funds	—	44	—	—	44
Total Other	607	137	—	6	750
Maximum exposure to VIEs	$3,435	$1,563	$105	$407	$5,510
of which:
Carrying value	$2,702	$1,011	$104	$356	$4,173
Committed but not disbursed	$733	$552	$1	$51	$1,337

The notes to consolidated financial statements are an integral part of these statements

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE U – ADVISORY SERVICES
IFC provides advisory services to government and private sector clients. IFC's advisory services to governments on private sector enabling environment and financial sector development are delivered in partnership with IBRD through WBG Global Practices. IFC funds this business line by a combination of cash received from government and other development partners, IFC’s operations via retained earnings and operating budget allocations, as well as fees received from the recipients of the services.
As of June 30, 2021, other assets include undisbursed donor funds of $599 million ($551 million – June 30, 2020) and IFC’s advisory services funding of $307 million ($284 million – June 30, 2020). Included in other liabilities as of June 30, 2021 is $599 million ($551 million – June 30, 2020) of refundable undisbursed donor funds.
NOTE V – PENSION AND OTHER POSTRETIREMENT BENEFITS
IBRD, IFC and MIGA participate in the defined benefit Staff Retirement Plan (SRP), a Retired Staff Benefits Plan (RSBP) and a Post-Employment Benefits Plan (PEBP) that cover substantially all of their staff members.
All costs, assets and liabilities associated with these plans are allocated between IBRD, IFC and MIGA based upon their employees’ respective participation in the plans. Costs allocated to IBRD are then shared between IBRD and IDA based on an agreed cost-sharing methodology.
The following table summarizes the benefit costs associated with the SRP, RSBP, and PEBP allocated to IFC for the years ended June 30, 2021, June 30, 2020 and June 30, 2019 (US$ in millions). For the years ended June 30, 2021, June 30, 2020 and June 30, 2019, the service costs of $300 million ($270 million and $238 million) are included in “Administrative expenses” respectively. The components of net periodic pension cost, other than the service cost component, are included in “Other” in the consolidated statement of operations.

	SRP			RSBP			PEBP
	2021	2020	2019	2021	2020	2019	2021	2020	2019
Benefit cost
Service cost	$211	$190	$167	$48	$43	$37	$41	$37	$34
Other components:
Interest cost	146	164	170	24	26	25	21	25	25
Expected return on plan assets	(203)	(214)	(211)	(37)	(39)	(36)	—	—	—
Amortization of unrecognized prior service cost	1	1	1	3	3	3	1	2	2
Amortization of unrecognized net actuarial losses	76	21	5	3	—	—	20	29	22
Sub total	20	(28)	(35)	(7)	(10)	(8)	42	56	49
Net periodic pension cost	$231	$162	$132	$41	$33	$29	$83	$93	$83
The following table summarizes the Projected Benefit Obligations (PBO), fair value of plan assets, and funded status associated with the SRP, RSBP and PEBP for IFC for the years ended June 30, 2021 and June 30, 2020 (US$ in millions). Since the assets for the PEBP are not held in an irrevocable trust separate from the assets of IBRD, they do not qualify for off-balance sheet accounting and are therefore included in IBRD's investment portfolio. IFC has recognized a receivable (prepaid asset) from IBRD and a payable (liability) to IBRD equal to the amount required to support the plan. The assets of the PEBP are mostly invested in fixed income, equity instruments and alternative investments.
The notes to consolidated financial statements are an integral part of these statements

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE V – PENSION AND OTHER POSTRETIREMENT BENEFITS (continued)

	SRP		RSBP		PEBP
	2021	2020	2021	2020	2021	2020
Projected benefit obligations
Beginning of year	$5,798	$4,876	$912	$755	$788	$729
Service cost	211	190	48	43	41	37
Interest cost	146	164	24	26	21	25
Net entity transfers	(6)	—	(3)	(2)	—	—
Participant contributions	55	54	4	3	2	6
Benefits paid	(187)	(187)	(13)	(12)	(10)	(6)
Actuarial loss (gain)	222	701	18	99	7	(3)
End of year	6,239	5,798	990	912	849	788
Fair value of plan assets
Beginning of year	4,000	3,965	729	699	—	—
Net entity transfers	(6)	—	(3)	(2)	—	—
Participant contributions	55	54	4	3	—	—
Actual return on assets	1,146	100	220	22	—	—
Employer contributions	76	68	22	19	—	—
Benefits paid	(187)	(187)	(13)	(12)	—	—
End of year	5,084	4,000	959	729	—	—
Funded status a	(1,155)	(1,798)	(31)	(183)	(849)	(788)
Accumulated benefit obligations	$5,631	$5,206	$990	$912	$721	$651
_________
a Negative funded status is included in Payables and other liabilities under liabilities under retirement benefits plans, in Note L.
During the fiscal years ended June 30, 2021 and June 30, 2020, there were no amendments made to the retirement benefit plans.
The following tables present the amounts included in Accumulated Other Comprehensive Loss relating to Pension and Other Postretirement Benefits (US$ in millions):

Amounts included in Accumulated other comprehensive loss in the year ended June 30, 2021:

	SRP	RSBP	PEBP	Total
Net actuarial loss	$991	$(8)	$245	$1,228
Prior service cost	4	8	6	18
Net amount recognized in accumulated other comprehensive loss	$995	$—	$251	$1,246

Amounts included in Accumulated other comprehensive loss in the year ended June 30, 2020:

	SRP	RSBP	PEBP	Total
Net actuarial loss	$1,788	$159	$258	$2,205
Prior service cost	5	11	7	23
Net amount recognized in accumulated other comprehensive loss	$1,793	$170	$265	$2,228
Assumptions
The actuarial assumptions used are based on financial market interest rates, inflation expectations, past experience, and Management’s best estimate of future benefit changes and economic conditions. Changes in these assumptions will impact future benefit costs and obligations.
The expected long-term rate of return for the SRP assets is a weighted average of the expected long-term (10 years or more) returns for the various asset classes, weighted by the portfolio allocation. Asset class returns are developed using a forward-looking building block approach and are not strictly based on historical returns. Equity returns are generally developed as the sum of expected inflation, expected real earnings growth and expected long-term dividend yield. Bond returns are generally developed as the sum of expected inflation, real bond yield, duration-adjusted change in yields and risk premium/spread (as appropriate). Other asset class returns are derived from their relationship to equity and bond markets. The expected long-term rate of return for the RSBP is computed using
The notes to consolidated financial statements are an integral part of these statements

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE V – PENSION AND OTHER POSTRETIREMENT BENEFITS (continued)
procedures similar to those used for the SRP. The discount rate used in determining the benefit obligation is selected by reference to the year end yield of AA corporate bonds.
Actuarial gains and losses occur when actual results are different from expected results. Amortization of these unrecognized gains and losses will be included in income if, at the beginning of the fiscal year, they exceed 10 percent of the greater of the projected benefit obligation or the market-related value of plan assets. If required, the unrecognized gains and losses are amortized over the expected average remaining service lives of the employee group.
The following tables present the weighted-average assumptions used in determining the projected benefit obligations for the years ended June 30, 2021 and June 30, 2020 and the net periodic pension costs for the years ended June 30, 2021, June 30, 2020 and June 30, 2019:
Weighted average assumptions used to determine projected benefit obligation
In percent, except years

	SRP		RSBP		PEBP
	2021	2020	2021	2020	2021	2020
Discount rate	2.70	2.60	2.80	2.70	2.80	2.60
Rate of compensation increase	4.80	4.60			4.80	4.60
Interest crediting rates	4.90	4.60	—	—	4.90	4.60
Health care growth rates – at end of fiscal year			5.40	5.40
Ultimate health care growth rate			3.90	3.70
Year in which ultimate rate is reached			2031	2031
Weighted average assumptions used to determine net periodic pension cost
In percent, except years

	SRP			RSBP			PEBP
	2021	2020	2019	2021	2020	2019	2021	2020	2019
Discount rate	2.60	3.40	4.10	2.70	3.50	4.10	2.60	3.50	4.10
Expected return on plan assets	5.10	5.40	5.70	5.10	5.50	5.70
Rate of compensation increase	4.60	4.90	5.50				4.60	4.90	5.50
Interest crediting rates	4.60	4.90	5.20	—	—	—	4.60	4.90	5.20
Health care growth rates – at end of fiscal year				5.40	6.20	6.00
Ultimate health care growth rate				3.70	3.90	4.20
Year in which ultimate rate is reached				2031	2030	2030
The medical cost trend rate can significantly affect the reported postretirement benefit income or costs and benefit obligations for the RSBP. For the fiscal year ended June 30, 2021, the actuarial loss was primarily due to a decrease in the real discount rates, whereas the nominal discount rates increased due to an increase in expected inflation. For the fiscal year ended June 30, 2020, the actuarial loss was primarily the result of a decrease in the discount rates.
Investment Strategy
The investment policies establish the framework for investment of the plan assets based on long-term investment objectives and the trade-offs inherent in seeking adequate investment returns within acceptable risk parameters. A key component of the investment policy is to establish a Strategic Asset Allocation (SAA) representing the policy portfolio (i.e., policy mix of assets) around which the SRP and RSBP (the Plans) are invested. The SAA is derived using a mix of quantitative analysis that incorporates expected returns and volatilities by asset class as well as correlations across the asset classes, and qualitative considerations such as the liquidity needs of the Plans. The SAA for the Plans is reviewed in detail and reset about every three to five years, with more frequent reviews and changes if and as needed based on market conditions.
The notes to consolidated financial statements are an integral part of these statements

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE V – PENSION AND OTHER POSTRETIREMENT BENEFITS (continued)
The key long-term objective is to generate asset performance that is reasonable in relation to the growth rate of the underlying liabilities and the assumed sponsor contribution rates, without taking undue risks. Given the relatively long investment horizons of the SRP and RSBP, and the relatively modest liquidity needs over the short-term to pay benefits and meet other cash requirements, the focus of the investment strategy is on generating sustainable long-term investment returns through a globally diversified set of strategies including fixed income, public and private equity and real assets. In the first half of the fiscal year ending June 30, 2021, following the onset of the global pandemic, the Pension Finance Committee (PFC) re-assessed the assumptions underlying the SAA and reaffirmed the appropriateness of the Long-Term Real Return Objective within the current risk tolerance parameters. The review of the SAA was completed and approved in April 2021 with an effective date of June 1, 2021. The new SAAs slightly reduced the Fixed Income and Cash policy allocation from 23% to 20% and increased the policy allocation to Credit Strategy and Market Neutral Hedge Funds by 1% and 2%, respectively. The changes do not materially alter the risk profile of the portfolio but are expected to slightly increase the efficiency of the allocation.
The following table presents the policy asset allocation at June 30, 2021 and the actual asset allocations at June 30, 2021 and June 30, 2020 by asset category for the SRP and RSBP.

	SRP			RSBP
	Policy Allocation 2021 (%)	% of Plan Assets		Policy Allocation 2021 (%)	% of Plan Assets
		2021	2020		2021	2020
Asset class
Public equity	31	25	29	31	23	27
Fixed income & cash	20	20	19	20	21	20
Private equity	20	26	21	20	28	24
Real assets [a]	13	12	13	13	13	13
Market neutral hedge funds	10	9	10	10	8	9
Credit strategy	6	7	7	6	6	6
Other [b]	—	1	1	—	1	1
Total	100	100	100	100	100	100
_________
a Includes public and private real estate, infrastructure and timber.
b Includes authorized investments that are outside the policy allocations primarily in hedge funds.
Significant concentrations of risk in plan assets
The assets of the SRP and RSBP are diversified across a variety of asset classes. Investments in these asset classes are further diversified across funds, managers, strategies, geographies and sectors, to limit the impact of any individual investment. In spite of such level of diversification, equity market risk remains the primary source of the overall return volatility of the Plans. As of June 30, 2021, the largest exposure to a single counterparty was 8% and 6% of the plan assets in SRP and RSBP, respectively (8% and 6%, respectively – June 30, 2020).
Risk management practices
Managing investment risk is an integral part of managing the assets of the Plans. Asset diversification is central to the overall investment strategy and risk management approach for the Plans. Absolute risk indicators such as the overall return volatility and drawdown of the Plans are the primary measures used to define the risk tolerance level and establish the overall level of investment risk. In addition, the level of active risk (defined as the annualized standard deviation of portfolio returns relative to those of the policy portfolio) is closely monitored and managed on an ongoing basis.
Market risk is regularly monitored at the absolute level, as well as at the relative levels with respect to the investment policy, manager benchmarks, and liabilities of the Plans. Stress tests are performed periodically using relevant market scenarios to assess the impact of extreme market events.
Monitoring performance (at both manager and asset class levels) against benchmarks, and compliance with investment guidelines, are carried out on a regular basis which provides helpful information for assessing the impact on the portfolios caused by market risk factors. Risk management for different asset classes is tailored to their specific characteristics and is an integral part of the external managers’ due diligence and monitoring processes.
Credit risk is monitored on a regular basis and assessed for possible credit event impacts. The liquidity position of the Plans is analyzed at regular intervals and periodically tested using various stress scenarios to ensure that the Plans have sufficient liquidity to meet all cash flow requirements. In addition, the long-term cash flow needs of the Plans are considered during the SAA exercise and are one of the main drivers in determining maximum allocation to the illiquid investment vehicles. The Plans mitigate operational risk by maintaining a system of internal controls along with other checks and balances at various levels.
The notes to consolidated financial statements are an integral part of these statements

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE V – PENSION AND OTHER POSTRETIREMENT BENEFITS (continued)
Fair value measurements and disclosures
All plan assets are measured at fair value on a recurring basis. The following table presents the fair value hierarchy of major categories of plan assets as of June 30, 2021 and June 30, 2020 (US$ in millions):

	June 30, 2021
	SRP			RSBP
	Level 1	Level 2	Total	Level 1	Level 2	Total
Debt securities
Discount notes and time deposits	$4	$2	$6	$2	$1	$3
Securities purchased under resale agreements	48	—	48	9	—	9
Government and agency securities	671	36	707	146	8	154
Corporate and convertible bonds	—	126	126	—	25	25
Asset-backed securities	—	34	34	—	7	7
Mortgage-backed securities	—	56	56	—	11	11
Total debt securities	723	254	977	157	52	209
Equity securities
US common stocks	88	—	88	16	—	16
Non-US common stocks	487	—	487	82	—	82
Real estate investment trusts	47	—	47	8	—	8
Total equity securities	622	—	622	106	—	106
Other funds at NAV [a]
Commingled funds	—	—	744	—	—	124
Private equity funds	—	—	1,326	—	—	269
Private credit	—	—	334	—	—	59
Hedge funds	—	—	468	—	—	75
Real estate funds (including infrastructure and timber)	—	—	562	—	—	113
Total other funds	—	—	3,434	—	—	640
Derivative assets/ liabilities	—	1	1	—	—	—
Other assets/ liabilities [b], net	—	—	50	—	—	4
Total Assets	$1,345	$255	$5,084	$263	$52	$959
_________
a Investments measured at fair value using NAV, have not been included under the fair value hierarchy.
b Includes receivables and payables carried at amounts that approximate fair value.

The notes to consolidated financial statements are an integral part of these statements

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE V – PENSION AND OTHER POSTRETIREMENT BENEFITS (continued)

	June 30, 2020
	SRP			RSBP
	Level 1	Level 2	Total	Level 1	Level 2	Total
Debt securities
Discount notes and time deposits	$1	$11	$12	$—	$2	$2
Securities purchased under resale agreements	14	—	14	3	—	3
Government and agency securities	419	64	483	84	14	98
Corporate and convertible bonds	—	106	106	—	19	19
Asset-backed securities	—	32	32	—	6	6
Mortgage-backed securities	—	72	72	—	14	14
Total debt securities	434	285	719	87	55	142
Equity securities
US common stocks	127	—	127	31	—	31
Non-US common stocks	487	—	487	77	—	77
Mutual funds	4	—	4	1	—	1
Real estate investment trusts	33	—	33	6	—	6
Total equity securities	651	—	651	115	—	115
Other funds at NAV [a]
Commingled funds	—	—	563	—	—	91
Private equity funds	—	—	1,117	—	—	217
Hedge funds	—	—	461	—	—	73
Real estate funds (including infrastructure and timber)	—	—	460	—	—	89
Total other funds	—	—	2,601	—	—	470
Derivative assets/ liabilities	—	(1)	(1)	—	—	—
Other assets/ liabilities [b], net	—	—	30	—	—	2
Total Assets	$1,085	$284	$4,000	$202	$55	$729
_________
a Investments measured at fair value using NAV, have not been included under the fair value hierarchy.
b Includes receivables and payables carried at amounts that approximate fair value.
Valuation methods and assumptions
The following are general descriptions of asset categories, as well as the valuation methodologies and inputs used to determine the fair value of each major category of Plan assets. It is important to note that the investment amounts in the asset categories shown in the table above may be different from the asset category allocation shown in the Investment Strategy section of the note. Asset classes in the table above are grouped by the characteristics of the investments held. The asset class break-down in the Investment Strategy section is based on Management’s view of the economic exposures after considering the impact of derivatives and certain trading strategies.
Debt securities
Debt securities include discount notes, time deposits, securities purchased under resale agreements, U.S. treasuries and agencies, debt obligations of foreign governments, sub-sovereigns and debt obligations in corporations of domestic and foreign issuers. Debt securities also include investments in ABS such as collateralized mortgage obligations and MBS. These securities are valued by independent pricing vendors at quoted market prices for the same or similar securities, where available. If quoted market prices are not available, fair values are based on discounted cash flow models using market-based parameters such as yield curves, interest rates, volatilities, foreign exchange rates and credit curves. Some debt securities can be valued using techniques which require significant unobservable inputs. The selection of these inputs may involve some judgment. Management believes its estimates of fair value are reasonable given its processes for obtaining securities prices from multiple independent third-party vendors, ensuring that valuation models are reviewed and validated, and applying its approach consistently from period to period. Unless quoted prices are available, money market instruments and securities purchased under resale agreements are reported at face value which approximates fair value.
Equity securities
Equity securities (including Real Estate Investment Trusts) represent investments in entities in various industries and countries. Investments in public equity listed on securities exchanges are valued at the last reported sale price on the last business day of the fiscal year.
The notes to consolidated financial statements are an integral part of these statements

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE V – PENSION AND OTHER POSTRETIREMENT BENEFITS (continued)
Commingled funds
Commingled funds are typically collective investment vehicles, such as trusts that are reported at NAV as provided by the investment manager or sponsor of the fund based on the valuation of underlying investments.
Private equity funds
Private equity funds include investments primarily in leveraged buyouts, growth capital, distressed investments and venture capital funds across North America, Europe and Asia in a variety of sectors. Many of these funds are in the investment phase of their life cycle. Private Equity investments do not have a readily determinable fair value and are reported at NAV provided by the fund managers, taking into consideration the latest audited financial statements of the funds.
Private Credit funds
Private credit funds include investments primarily in direct lending and opportunistic credit funds. Direct lending funds provide private financing to performing medium-size companies primarily owned by private equity sponsors. Opportunistic credit strategies (including distressed debt and multi-strategy funds) have flexible mandates to invest across both public and private markets globally. Private credit investments do not have a readily determinable fair value and are reported at NAV provided by the fund managers, taking into consideration the latest audited financial statements of the funds.
Real estate funds (including infrastructure)
Real estate funds include investments in core real estate, non-core real estate investments (such as debt, value add, and opportunistic equity investments) and infrastructure. Real estate investments do not have a readily determinable fair value and are reported at NAV provided by the fund managers, taking into consideration the latest audited financial statements of the funds.
Hedge funds
Hedge fund investments include those seeking to maximize absolute returns using a broad range of strategies to enhance returns and provide additional diversification. Hedge Funds include investments in equity, event driven, fixed income, multi strategy and macro relative value strategies. These investments do not have a readily determinable fair value and are reported at NAV provided by external managers or fund administrators (based on the valuations of underlying investments) monthly, taking into consideration the latest audited financial statements of the funds.
Investments in hedge funds and commingled funds can typically be redeemed at NAV within the near term while investments in private equity and most real estate are inherently long term and illiquid in nature with a quarter lag in reporting by the fund managers. Since the reporting of those asset classes is done with a lag, management estimates are based on the latest available information considering underlying market fundamentals and significant events through the balance sheet date.
Investment in derivatives
Investment in derivatives such as equity or bond futures, TBA securities, swaps, options and currency forwards are used to achieve a variety of objectives that include hedging interest rates and currency risks, gaining desired market exposure of a security, an index or currency exposure and rebalancing the portfolio. Over-the-counter derivatives are reported using valuations based on discounted cash flow methods incorporating observable market inputs.
Estimated future benefits payments
The following table shows the benefit payments expected to be paid in each of the next five years and subsequent five years. The expected benefit payments are based on the same assumptions used to measure the benefit obligation at June 30, 2021 (US$ in millions):

	SRP	RSBP	PEBP
July 1, 2021 – June 30, 2022	$182	$12	$16
July 1, 2022 – June 30, 2023	189	13	17
July 1, 2023 – June 30, 2024	196	15	18
July 1, 2024 – June 30, 2025	207	16	20
July 1, 2025 – June 30, 2026	221	18	22
July 1, 2026 – June 30, 2031	1,330	119	148
Expected contributions
IFC’s contribution to the SRP and RSBP varies from year to year, as determined by the PFC, which bases its judgment on the results of annual actuarial valuations of the assets and liabilities of the SRP and RSBP. The best estimate of the amount of contributions expected to be paid to the SRP and RSBP by IFC during the fiscal year beginning July 1, 2021 is $65 million and $16 million, respectively.
The notes to consolidated financial statements are an integral part of these statements

INTERNATIONAL FINANCE CORPORATION	Page 132

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE W – OFFSETTING OF DERIVATIVES, RESALE, REPURCHASE AND SECURITIES LENDING AGREEMENTS AND COLLATERAL

IFC does not present derivative assets and liabilities or amounts due or owed under resale, repurchase and securities lending transactions related to contracts entered into with the same counterparty under a legally enforceable netting agreement on a net basis on its consolidated balance sheet. The following table provides the gross and net positions of IFC’s derivative contracts, resale, repurchase and securities lending agreements considering amounts and collateral held or pledged in accordance with enforceable counterparty credit support and netting agreements described below (US$ in millions). The gross and net positions include derivative assets of $614 million and derivative liabilities of $56 million as of June 30, 2021, related to derivative contracts that are not subject to counterparty credit support or netting agreements. Collateral amounts are included only to the extent of the related net derivative fair values or net resale, repurchase and securities lending agreements amounts.

June 30, 2021
Assets	Gross amount of assets presented in the consolidated balance sheet		Gross amounts not offset in the consolidated balance sheet
			Financial instruments	Collateral received		Net amount
Derivative assets	$4,703	[a]	$2,713	$992	[c]	$998
Resale agreements	—		—	—		—
Total assets	$4,703		$2,713	$992		$998

June 30, 2021
Liabilities	Gross amount of liabilities presented in the consolidated balance sheet		Gross amounts not offset in the consolidated balance sheet
			Financial instruments	Cash Collateral pledged	Net amount
Derivative liabilities	$3,959	[b]	$2,713	$916	$330
Repurchase and securities lending agreements	7,605		7,604	—	1
Total liabilities	$11,564		$10,317	$916	$331

June 30, 2020
Assets	Gross amount of assets presented in the consolidated balance sheet		Gross amounts not offset in the consolidated balance sheet
			Financial instruments	Collateral received		Net amount
Derivative assets	$4,870	[a]	$3,033	$592	[c]	$1,245
Resale agreements	—		—	—		—
Total assets	$4,870		$3,033	$592		$1,245

June 30, 2020
Liabilities	Gross amount of liabilities presented in the consolidated balance sheet		Gross amounts not offset in the consolidated balance sheet
			Financial instruments	Cash Collateral pledged	Net amount
Derivative liabilities	$4,702	[b]	$3,033	$1,181	$488
Repurchase and securities lending agreements	3,994		3,994	—	—
Total liabilities	$8,696		$7,027	$1,181	$488
_________
a Includes accrued income of $462 million and $556 million as of June 30, 2021 and June 30, 2020 respectively.
b Includes accrued charges of $175 million and $319 million as of June 30, 2021 and June 30, 2020 respectively.
c Includes cash collateral of $972 million and $577 million as of June 30, 2021 and June 30, 2020 respectively. The remaining amounts of collateral received consist of off-balance-sheet US Treasury securities reported in the above table at fair value.

The notes to consolidated financial statements are an integral part of these statements

INTERNATIONAL FINANCE CORPORATION	Page 133

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE W – OFFSETTING OF DERIVATIVES, RESALE, REPURCHASE AND SECURITIES LENDING AGREEMENTS AND COLLATERAL (continued)

IFC’s derivative contracts with market counterparties are entered into under standardized master agreements published by the International Swaps and Derivatives Association (“ISDA” Agreements). ISDA Agreements provide for a single lump sum settlement amount upon the early termination of transactions following a default or termination event whereby amounts payable by the non-defaulting party to the other party may be applied to reduce any amounts that the other party owes the non-defaulting party. This setoff effectively reduces any amount payable by the non-defaulting party to the defaulting party.
IFC’s ISDA Agreements are appended by a Credit Support Annex (“CSA”) that provides for the receipt, and in some cases, posting, of collateral in the form of cash, U.S. Treasury securities or U.K. gilts to reduce mark-to-market exposure among derivative market counterparties. IFC recognizes cash collateral received and a corresponding liability on its balance sheet for the obligation to return it. Securities received as collateral are not recognized on IFC’s balance sheet. As of June 30, 2021, $965 million of cash collateral was posted under CSAs ($1,221 million June 30, 2020). IFC recognizes a receivable on its balance sheet for its rights to cash collateral posted. In accordance with the CSAs, IFC may rehypothecate securities received as collateral, subject to the obligation to return such collateral and any related distributions received. In the event of a counterparty default, IFC may exercise certain rights and remedies, including the right to set off any amounts payable by the counterparty against any collateral held by IFC and the right to liquidate any collateral held. As of June 30, 2021, IFC had $1,060 million ($597 million at June 30, 2020) of outstanding obligations to return cash collateral under CSAs. The estimated fair value of all securities received and held as collateral under CSAs as of June 30, 2021, all of which may be rehypothecated was $21 million ($24 million – June 30, 2020). As of June 30, 2021, $0 of such collateral was rehypothecated under securities lending agreements ($0 – June 30, 2020).
Collateral posted by IFC in connection with repurchase agreements approximates the amounts classified as Securities sold under repurchase agreements. At June 30, 2021, no trading securities were pledged in connection with borrowings under a short-term discount note program, the carrying amount of which was $2,615 million ($2,994 million – June 30, 2020) (at June 30, 2020, trading securities with a carrying amount (fair value) of $0 were pledged to secure this program).
Under certain CSA’s IFC is not required to pledge collateral unless its credit rating is downgraded from its current AAA/Aaa. The aggregate fair value of derivatives containing such a credit risk-linked contingent feature in a net liability position was $30 million at June 30, 2021 ($6 million at June 30, 2020). At June 30, 2021, IFC had no collateral posted under these agreements. If IFC’s credit rating were to be downgraded from its current AAA/Aaa to AA+/Aa1 or below, then collateral in the amount of $27 would be required to be posted against net liability positions with counterparties at June 30, 2021 ($0 at June 30, 2020).
IFC’s resale, repurchase and securities lending transactions are entered into with counterparties under industry standard master netting agreements which generally provide the right to offset amounts owed one another with respect to multiple transactions under such master netting agreement and liquidate the purchased or borrowed securities in the event of counterparty default. The estimated fair value of all securities received and held as collateral under these master netting agreements as of June 30, 2021 was $0 ($0 – June 30, 2020).
The following table presents an analysis of IFC’s repurchase and securities lending transactions by (1) class of collateral pledged and (2) their remaining contractual maturity as of June 30, 2021 and June 30, 2020 (US$ in millions):

	Remaining Contractual Maturity of the Agreements – June 30, 2021
	Overnight and Continuous	Up to 30 days	30-90 days	Greater than 90 days	Total
Repurchase agreements
U.S. Treasury securities	$—	$3,156	$2,863	$1,586	$7,605
Agency securities	—	—	—	—	—
Municipal securities and other	—	—	—	—	—
Total Repurchase agreements	—	3,156	2,863	1,586	7,605
Securities lending transactions
U.S. Treasury securities	$—	$—	$—	$—	$—
Total Securities lending transactions	—	—	—	—	—
Total Repurchase agreements and Securities lending transactions [a]	$—	$3,156	$2,863	$1,586	$7,605
_________
a Includes accrued interest.
The notes to consolidated financial statements are an integral part of these statements

INTERNATIONAL FINANCE CORPORATION	Page 134

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE W – OFFSETTING OF DERIVATIVES, RESALE, REPURCHASE AND SECURITIES LENDING AGREEMENTS AND COLLATERAL (continued)

	Remaining Contractual Maturity of the Agreements – June 30, 2020
	Overnight and Continuous	Up to 30 days	30-90 days	Greater than 90 days	Total
Repurchase agreements
U.S. Treasury securities	$250	$998	$1,254	$1,493	$3,995
Agency securities	—	—	—	—	—
Municipal securities and other	—	—	—	—	—
Total Repurchase agreements	250	998	1,254	1,493	3,995
Securities lending transactions
U.S. Treasury securities	$—	$—	$—	$—	$—
Total Securities lending transactions	—	—	—	—	—
Total Repurchase agreements and Securities lending transactions [a]	$250	$998	$1,254	$1,493	$3,995
_________
a Includes accrued interest.
As of both June 30, 2021 and June 30, 2020, IFC has no repurchase-to-maturity transactions outstanding.
NOTE X – RELATED PARTY TRANSACTIONS
IFC transacts with related parties including by providing grants to IDA (see Note O – Retained Earnings Designation and Related Expenditures and Accumulated Other Comprehensive Income), receiving loans (see Note K – Borrowings), participating in shared service arrangements, as well as through cost sharing of IBRD’s sponsored pension and other postretirement plans.
IFC's receivables from (payables to) its related parties are presented in the following table (US$ in millions):

	June 30, 2021			June 30, 2020
	IBRD	IDA	Total	IBRD	IDA	Total
Services and Support Payables	$(36)	$—	$(36)	$(63)	$—	$(63)
PSW – Local Currency Facility	—	4	4	—	7	7
PSW – Blended Finance Facility	—	(41)	(41)	—	(7)	(7)
Borrowings	—	(484)	(484)	—	(621)	(621)
Pension and Other Postretirement Benefits	645	—	645	477	—	477
Share of Investments [a]	177	—	177	140	—	140
	$786	$(521)	$265	$554	$(621)	$(67)
_________
a Represents receivable from IBRD for IFC's share of investments associated with Post-Retirement Contribution Reserve Fund (PCRF), which is a fund established to stabilize contributions made to the pension plans.
The receivables from (payables to) these related parties are reported in the Balance Sheet as follows:

Receivables / Payables related to:	Reported as:
Receivable for pension and other postretirement benefits, and share of investments	Receivables and other assets
Payable for services and support	Payables and other liabilities
Services and Support Payments
IFC obtains certain administrative and overhead services from IBRD in those areas where common services can be efficiently provided by IBRD. This includes shared costs of the Boards of Governors and Directors, and other services such as communications, internal auditing, administrative support, supplies, and insurance. IFC makes payments for these services to IBRD based on negotiated fees, chargebacks and allocated charges, where chargeback is not feasible. Expenses allocated to IFC for the year ended June 30, 2021, were $144 million ($139 million – year ended June 30, 2020; $128 million – year ended June 30, 2019). Other chargebacks include $22 million for the year ended June 30, 2021 ($24 million – year ended June 30, 2020; $24 million – year ended June 30, 2019).
The notes to consolidated financial statements are an integral part of these statements

INTERNATIONAL FINANCE CORPORATION	Page 135

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE X – RELATED PARTY TRANSACTIONS (continued)
IDA Private Sector Window (IDA-PSW)
As part of the IDA18, a $2.5 billion IDA-PSW has been created to mobilize private sector investment in the poorest countries eligible to borrow from IDA and FCS. Under the fee arrangement for the IDA-PSW, IDA will receive a fee for transactions executed under this window and will reimburse IFC and MIGA for the related costs incurred in administering transactions below.
IDA-PSW transactions (in US$ in millions)

Facility	USD Notional	Net Asset/(Liability) position	Description	Balance Sheet Location
Local currency	76	4	Currency swaps with IDA to support local currency denominated loans	Derivative assets/liabilities

Facility	Commitments	Net Asset/(Liability) position	Description	Balance Sheet Location
Blended Finance	107	(41)	Funding for IFC's IDA-PSW equity investments	Payables and other liabilities
Blended Finance	823 [a]		Guarantee from IDA that shares the first loss to support IFC's Guarantee Programs in IDA-PSW eligible countries	Off-balance sheet item
_________
a Includes $217 million that has been approved but not committed as of June 30, 2021.
Borrowings
During the quarter ended September 30, 2014, IFC issued an amortizing, non-interest bearing promissory note, maturing September 15, 2039, to IDA (the Note) in exchange for $1,179 million. The Note requires payments totaling $1,318 million, resulting in an effective interest rate of 1.84%. With IFC’s consent, IDA may redeem the Note after September 2, 2019, upon an adverse change in its financial condition or outlook. The amount due to IDA upon such redemption is equal to the present value of the all unpaid amounts discounted at the effective interest rate. IDA may transfer the Note; however, its redemption right is not transferrable. IFC has elected the Fair Value Option for the Note.
IFC has investments where IFC has significant influence, direct equity investments representing 20 percent or more ownership but in which IFC does not have significant influence, and equity interests in private equity funds. However, IFC’s transactions with its investment affiliates are limited to IFC’s equity and debt investments and disclosed in other footnotes.
Pension and Other Postretirement Benefits
The receivable from IBRD represents IFC’s net share of prepaid costs for pension and other postretirement benefit plans and Post-Employment Benefits Plan (PEBP) assets. These will be realized over the lives of the plan participants.
NOTE Y – SUBSEQUENT EVENTS
The fair value of IFC’s listed equity investments is based on market prices of such investments as of June 30, 2021. Changes in market prices subsequent to June 30, 2021 will be reported in the period in which such change occurs.
NOTE Z – CONTINGENCIES
In light of the COVID-19 pandemic, IFC faces additional credit, market and operational risks. The duration of the COVID-19 pandemic is difficult to predict at this time, as are the extent and efficacy of economic interventions by governments and central banks. The length and severity of the pandemic and the related developments, as well as the impact on the financial results and position of IFC in future periods cannot be reasonably estimated at this point in time and continues to evolve. IFC continues to monitor the developments and to manage the risks associated with its various portfolios within existing financial policies and limits.
In the normal course of its business, IFC is from time to time named as a defendant or co-defendant in various legal actions on different grounds in various jurisdictions. Although there can be no assurances, based on the information currently available, IFC’s Management does not believe the outcome of any of the various existing legal actions will have a material adverse effect on IFC’s financial position, results of operations or cash flows.
The notes to consolidated financial statements are an integral part of these statements

Independent Auditors’ Report
President and Board of Directors
International Finance Corporation:
We have audited the accompanying consolidated financial statements of International Finance Corporation and its subsidiaries ("IFC") which comprise the consolidated balance sheets as of June 30, 2021 and 2020, and the related consolidated statements of operations, comprehensive income (loss), changes in capital and cash flows, for each of the three years in the period ended June 30, 2021, and the related notes to the consolidated financial statements.
Management's Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.
Auditors' Responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to IFC’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.
Opinion
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of IFC as of June 30, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2021 in accordance with accounting principles generally accepted in the United States of America.
Change in Accounting Principle
As discussed in Note A to the consolidated financial statements, IFC has changed its method of accounting for the reserve against losses on loans and off-balance sheet credit exposures on July 1, 2020 due to the adoption of ASU 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments.
Report on Supplemental Information
Our audit was conducted for the purpose of forming an opinion on the consolidated financial statements as a whole. The consolidated statement of capital stock and voting power as of June 30, 2021 ("supplemental information") listed in the table of contents is presented for the purpose of additional analysis and is not a required part of the consolidated financial statements. This supplemental information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the consolidated financial statements. Such information has been subjected to the auditing procedures applied in our audits of the consolidated financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the consolidated financial statements or to the consolidated financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, such information is fairly stated in all material respects in relation to the consolidated financial statements as a whole.
Report on Internal Control over Financial Reporting
We have also audited, in accordance with auditing standards generally accepted in the United States of America, IFC's internal control over financial reporting as of June 30, 2021, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated August 6, 2021, expressed an unmodified opinion on IFC’s internal control over financial reporting.
August 6, 2021

Information Statement
International Finance Corporation

No person is authorized to give any information or to make any representation not contained in this Information Statement, or any prospectus, information memorandum or offering circular, or related offering document. Any information or representation not contained herein must not be relied upon as having been authorized by IFC or by any dealer, underwriter or agent of IFC. Neither this Information Statement nor any such prospectus, information memorandum or offering circular, or related offering document, constitutes an offer to sell or solicitation of an offer to buy Securities in any jurisdiction to any person to whom it is unlawful to make such an offer or solicitation in such jurisdiction.
________________________
Except as otherwise indicated, in this Information Statement (1) all amounts are stated in current United States dollars translated as indicated in the notes to the consolidated financial statements, Note A - Summary of significant accounting and related policies, translation of currencies and (2) all information in this Information Statement is given as of June 30, 2021.
________________________
TABLE OF CONTENTS